



# 2025 Proxy Statement

Notice of Annual and Special Meeting of Shareholders to be held on May 5, 2025



# 2025

# PROXY STATEMENT

Notice of Annual and Special Meeting of
Shareholders to be held on May 5, 2025

# Dear Fellow Shareholders,

We cordially invite you to attend our 2025 Annual and Special Meeting of Shareholders, which will be held on May 5, 2025. Registered shareholders may participate in our annual meeting online via live webcast, as outlined in this proxy statement.

We are proud of our solid financial performance in these complex economic times, a testament to our teammates' ongoing dedication to serving our partners and customers. We are driving profitable growth by focusing on operational excellence while continuing to invest in strategic areas to position us for long-term growth.

In our commercial construction and transportation sector, we focused on driving sustainable growth by expanding our North American sales coverage by 5% year-over-year in the face of a normalizing equipment consignment market. We believe these efforts will enable us to capture new opportunities as business conditions change. In the automotive sector, we proudly report that we continue to outperform industry trends. We delivered strong average selling prices for our partners, driven by investments in technology and attracting record-high engagement from international buyers. These advancements and ongoing transparency initiatives have reinforced our leadership in salvage vehicles, resulting in significant partnership wins in the U.S. and Australia.

As we pursue our strategic priorities, we continually assess our organizational structure to ensure we have the best leadership to drive long-term shareholder value. We are committed to attracting and retaining top talent. In 2024, we made several key leadership changes to support that commitment: Eric J. Guerin joined as Chief Financial Officer, Steve Lewis as Chief Operations Officer, and Nancy King as Chief Technology Officer. More information about those leaders is in the "Information Concerning our Executive Officers" section below. We look forward to the continued benefits of their leadership and contributions at RB Global.

Your vote is important to us, and we hope your shares are represented and voted at the meeting. Instructions on voting are found throughout this proxy statement, including in the section entitled "Questions and Answers About the Meeting, Proxy Materials and Voting."

We also greatly appreciate our investors' time in providing the board with valuable insight on how they believe RB Global can improve. We look forward to our continued dialogue. On behalf of the RB Global Board of Directors and the management team, we thank you for your investment, continued support, and confidence in RB Global.

On behalf of the RB Global Board of Directors,

Bob Elton
*Chair of the Board*

Jim Kessler
*Chief Executive Officer*





Two Westbrook Corporate Center, Suite 500

Westchester, Illinois 60154, United States

# NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

## To The Shareholders:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the ''Meeting'') of the shareholders of RB GLOBAL, INC. (the ''Company'') will be held in a virtual-only format on May 5, 2025 at 11:00 a.m. (Central Time), for the following purposes:

1. to receive the financial statements of the Company for the financial year ended December 31, 2024 and the report of the auditors thereon;

2. to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

3. to appoint the auditors of the Company to hold office until the next annual meeting of the Company and to authorize the Audit Committee of the Board of Directors to fix the remuneration to be paid to the auditors;

4. to consider and, if deemed advisable, to approve, on an advisory basis, a non-binding resolution on the compensation of the Company's named executive officers, as more particularly described in the accompanying proxy statement;

5. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to ratify, confirm and approve the Company's Second Amended and Restated Shareholder Rights Plan Agreement, dated as of February 24, 2025, between the Company and Computershare Investor Services Inc.; and

6. to transact such other business as may properly be brought before the Meeting.

**The Meeting will be held in a virtual-only format conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. We have structured our virtual meeting to provide shareholders the same rights as if the Meeting were held in person. Shareholders may listen to the Meeting, submit questions and vote online at: http://www.virtualshareholdermeeting.com/rba2025 (the ''2025 Meeting Website''). To be admitted to vote or ask questions at the Meeting through the 2025 Meeting Website, you must enter the control number found on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form. You may vote during the Meeting by following the instructions available on the 2025 Meeting Website during the Meeting.**

Further information regarding the matters to be considered at the Meeting is set out in the accompanying proxy statement.



The directors of the Company have fixed the close of business on March 20, 2025 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 20, 2025 will be entitled to vote online or by proxy at the Meeting or any adjournment or postponement thereof.

It is important that your shares be represented and voted at the Meeting. We urge you to vote your shares either by Internet, phone or mail as promptly as possible so your shares will be represented at the Meeting. Instructions on voting your shares are in the Notice of Internet Availability of Proxy Materials you received for the Meeting. If you received paper copies of our proxy materials, instructions on voting your shares can be found on the enclosed proxy form. Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:00 a.m. (Central Time) on May 1, 2025. To be effective, forms of proxy sent by mail must be received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 24[th] day of March, 2025.

By Order of the Board of Directors

**Ryan Welsh**
*Corporate Secretary*

---

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR**

**THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2025**

The Company's Proxy Statement and 2024 Annual Report are available at
investor.rbglobal.com

---



2025 Proxy Statement

# TABLE OF CONTENTS





# PROXY STATEMENT FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

## To Be Held on May 5, 2025

The Annual and Special Meeting of Shareholders (the "Meeting") of RB Global, Inc. (the "Company" or "RB Global") will be held in a virtual-only format on May 5, 2025 at 11:00 a.m. (Central Time). On or about March 24, 2025, in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies for the Meeting, we anticipate that we will begin mailing to each shareholder entitled to vote at the Meeting either (1) a Notice of Internet Availability of Proxy Materials or (2) this Proxy Statement, Notice of Annual and Special Meeting of Shareholders, the Company's 2024 Annual Report and the form of proxy.

We are providing proxy materials to our shareholders primarily via a Notice of Internet Availability of Proxy Materials instead of mailing printed copies of these materials to each shareholder. The Notice of Internet Availability of Proxy Materials contains instructions about how to access our proxy materials and vote online or by mail. If you would like to receive a free paper or email copy of our proxy materials for this and/or future shareholder meetings, you may (1) visit www.proxyvote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number in the subject line. To facilitate timely delivery, any request for a paper or email copy of the proxy materials should be made by April 21, 2025.

If you plan to attend the Meeting and your shares are held in "street name" — in an account with a bank, broker or other nominee — you should follow the procedures in the materials and request voting instructions provided by or on behalf of such broker, bank or other nominee and arrange to be appointed as a proxy holder.

The Meeting will be held in a virtual-only format conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders may listen to the Meeting, submit questions and vote online at: **www.virtualshareholdermeeting.com/rba2025.**

You can vote your shares by internet, phone or mail, or if you hold your shares in "street name", by following the instructions set forth in the voting instruction form provided by or on behalf of your broker, bank or other nominee.

If you need assistance to attend the Meeting, please contact our Corporate Secretary at 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6, Canada or by calling us at 778-331-5500.

Unless the context requires otherwise, references in this Proxy Statement to "we," "us," and "our" refer to RB Global, Inc. Dollar amounts are presented in U.S. dollars unless otherwise specified. Except as otherwise stated, the information herein is given as of March 20, 2025.



# PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider. For more complete information about these topics, please review our 2024 Annual Report and the entire Proxy Statement. References throughout this Proxy Statement to ''we,'' ''us,'' ''our,'' the ''Company'' or ''RB Global'' refer to RB Global, Inc.

## Annual and Special Meeting of Shareholders

| | |
|---|---|
| Time and Date: | May 5, 2025 at 11:00 a.m. (Central Time) |
| Location: | Virtual-only format via the Internet by visiting **www.virtualshareholdermeeting.com/rba2025** |
| Record Date: | March 20, 2025 |
| Mailing Date: | On or about March 24, 2025 |
| Attending the Meeting: | **Virtual Meeting.** Virtually via the Internet by visiting **wwww.virtualshareholdermeeting.com/rba2025** and following the instructions. You will need the information included on your proxy card to access the Meeting. |

## Shareholder Voting Matters

The Board recommends that you vote your shares:

''FOR'' the election of each of the nominees named under ''Proposal One: Election of Directors'' beginning on page 15

''FOR'' the appointment of Ernst & Young LLP as auditors of the Company until the next annual meeting and the authorization of the Audit Committee of the Board to fix the remuneration to be paid to the auditors as described under ''Proposal Two: Appointment of Ernst & Young LLP'' beginning on page 43

''FOR'' non-binding, advisory approval of our named executive officer compensation as described under ''Proposal Three: Non-Binding, Advisory Vote on Executive Compensation'' beginning on page 44

''FOR'' the approval of an ordinary resolution ratifying, confirming and approving the Company's Second Amended and Restated Shareholder Rights Plan Agreement, dated as of February 24, 2025, between the Company and Computershare Investor Services Inc. as described under ''Proposal Four: Confirmation and Approval of the A&R Rights Plan'' beginning on page 45

## General Information

| | |
|---|---|
| Stock Symbol: | RBA |
| Exchanges: | New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX) |
| Registrar and Transfer Agent: | Computershare |
| Head Office: | Two Westbrook Corporate Center, Suite 500, Westchester, Illinois 60154, United States |
| Company Website: | rbglobal.com |
| Investor Relations Website: | investor.rbglobal.com |

References in this Proxy Statement to the Company's website, including its investor relations website, are not intended to, and do not, incorporate by reference into this Proxy Statement any materials contained on such website.



# Voting Methods

**Have your Notice of Internet Availability of Proxy Materials or your proxy card available.**



Vote by Internet:
**www.proxyvote.com**

Vote by Phone:
**1-800-690-6903**

Vote by Mail:
**at address provided on proxy card.**

**Voting Deadline: May 1, 2025 at 11:00 a.m. (Central Time) or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.**

# QUESTIONS AND ANSWERS ABOUT THE MEETING, PROXY MATERIALS AND VOTING

**Why am I receiving this Proxy Statement?**

The Company is providing the Notice of Annual and Special Meeting of Shareholders and this Proxy Statement directly to shareholders who are shareholders of record at the close of business on March 20, 2025 and therefore are entitled to vote at the Meeting. This Proxy Statement describes issues on which the Company would like you, as a shareholder, to vote. It provides information on these issues so that you can make an informed decision. You do not need to attend the Meeting to vote your shares.

When you vote by internet, phone or mail, you appoint the proxy holders nominated by management, Bob Elton, Chair of the Board, and Jim Kessler, Chief Executive Officer ("CEO") of the Company, with full power of substitution, to be your representatives at the Meeting. **A shareholder has the right to appoint a person or company other than the nominees of management named in the instrument of proxy to represent the shareholder at the Meeting.** To exercise this right, a shareholder should insert the name of its nominee in the blank space provided. A person appointed as a proxy holder need not be a shareholder of the Company. As your representative(s), your proxy holder(s) will vote or withhold from voting the shares represented by the proxy at the Meeting (or any adjournments or postponements thereof) in accordance with your instructions on any ballot that may be called. If you specify a choice in the proxy as to how your shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly. With proxy voting, your shares will be voted whether or not you attend the Meeting. Even if you plan to attend the Meeting, we recommend that you vote by internet, phone or mail as soon as possible to ensure your vote is recorded in advance of the Meeting.

When you vote by internet, phone or mail, you will confer discretionary authority upon a proxy holder named in the instrument of proxy to vote your shares on any amendments or variations to matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and any other matter which may properly come before the Meeting in respect of which such proxy has been granted, subject to any limitations imposed by law.

You may attend the Meeting via live audio webcast. The accompanying proxy materials include instructions on how to participate in the Meeting via the live audio webcast and how you may vote your shares online if you attend the Meeting. To submit your questions during the Meeting, please log on to www.virtualshareholdermeeting.com/rba2025. You will need to enter the 16-digit control number received with your Notice of Internet Availability of Proxy Materials or proxy card to enter the Meeting. If you have any technical difficulties or any questions regarding the virtual meeting website, please call the support team at the numbers listed on the log-in screen. If there are any technical issues in convening or hosting the meeting, we will promptly post information to our Investor Relations website, https://investor.rbglobal.com/home/default.aspx, including information on when the meeting will be reconvened.

**Why is the Meeting being held in a virtual-only format?**

The Meeting is being held in a virtual-only format in order to provide all our shareholders with an equal opportunity to participate, regardless of their geographic location.

**Why does my name not appear as a shareholder of record?**

Many, if not most, investors own their shares through a broker dealer or other nominee. Broker dealers frequently clear their transactions through other broker dealers, and may hold the actual certificates for shares in the name of securities depositories, such as Cede & Co. (operated by the Depository Trust Company) in the United States or CDS Clearing and Depository Services Inc. in Canada. In such a case, only the ultimate certificate holder appears on our records as a shareholder, even though that nominee may not have any economic interest in the shares that you actually own through your broker dealer. You should contact your broker dealer for more information about this process.

If your shares are held in an account with a brokerage firm, bank, dealer, or other similar organization, then you are the non-registered/beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by or on behalf of that organization. The registered holder of the shares is considered the shareholder of record for purposes of voting at the Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account by following the instructions on the voting instruction form that is provided by or on behalf of the intermediary. You are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not attend the Meeting remotely and vote your shares at the Meeting unless you arrange with your broker, bank, or other nominee to be appointed as proxy holder.



## Who is making this solicitation and who will pay the related costs?

This solicitation is made on behalf of the management of the Company. No director has given management notice that he or she intends to oppose any action intended to be taken by management at the Meeting. The Company will bear the cost of soliciting proxies. In an effort to have as large a representation at the Meeting as possible, the Company's directors, officers and employees may solicit proxies by telephone or in person in certain circumstances. These individuals will receive no additional compensation for their services other than their regular salaries. Upon request, the Company will reimburse brokers, dealers, banks, voting trustees and their nominees who are holders of record of common shares of the Company (the "Common Shares") on the record date for the reasonable expenses incurred for mailing copies of the proxy materials to the beneficial owners of such shares.

## When is the record date?

The Board has fixed March 20, 2025 as the record date for the Meeting. Only holders of Common Shares and holders of Series A Senior Preferred Shares of the Company (the "Subordinate Voting Shares") as of the close of business on that date will be entitled to vote at the Meeting or any adjournment or postponement thereof.

## How many shares are outstanding and how many votes can be cast by all shareholders?

A total of 185,122,965 Common Shares and 485,000,000 Subordinate Voting Shares were outstanding as of March 20, 2025.

At the Meeting or any adjournment or postponement thereof, each holder of Common Shares as of the record date is entitled to one vote per Common Share held in connection with each matter to be acted upon at the Meeting or any adjournment or postponement thereof.

At the Meeting or any adjournment or postponement thereof, each holder of Subordinate Voting Shares as of the record date is entitled to 0.0139696 vote per Subordinate Voting Share held in connection with each matter to be acted upon at the Meeting or any adjournment or postponement thereof, voting with the holders of the Common Shares on an as-converted basis and as a single class. Subordinate Voting Shares represent, as of the record date, 6,775,252 votes at the Meeting or any adjournment or postponement thereof, which is the number of Common Shares into which the Subordinate Voting Shares could be converted as of the record date. Such number of votes represents approximately 3.53% of the aggregate voting rights attached to the Company's securities as of the record date.

## Are there any shareholders that hold 10% or more of the shares that may be voted?

To the knowledge of the Company's directors and executive officers, based on filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company other than as described under "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" on page 96.

To the knowledge of the Company's directors and executive officers, as of March 20, 2025, various funds and a managed account to which Starboard Value LP serves as the investment manager or manager beneficially own, or control or direct, directly or indirectly, 485,000,000 Subordinate Voting Shares, representing 100% of the voting rights attached to the Subordinate Voting Shares. See "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" on page 96.

## What items of business will be voted on at the Meeting and how does the Board recommend I vote?

Shareholders will be asked to vote on the following:

- the election of ten directors for a term of one year each expiring at the next annual meeting of the Company;

- the appointment of Ernst & Young LLP as the Company's auditor until the next annual meeting of the Company and the authorization of the Audit Committee of the Board to fix the remuneration to be paid to the auditors;

- a non-binding, advisory vote on the compensation of our named executive officers;

- the ratification, confirmation and approval of the Second Amended and Restated Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc., as rights agent dated February 24, 2025 (the "A&R Rights Plan"); and

- any other business that may properly come before the Meeting.



**The Board recommends a vote:**

**FOR** each nominee for director;

**FOR** the appointment of Ernst & Young LLP as the Company's auditor until the next annual meeting of the Company and the authorization of the Audit Committee of the Board to fix the remuneration to be paid to the auditors;

**FOR** the non-binding, advisory vote on the compensation of our named executive officers; and

**FOR** the approval of the ordinary resolution ratifying, confirming and approving the A&R Rights Plan.

## What are my voting rights if I hold Common Shares?

Each Common Share is entitled to one vote in connection with each matter to be acted upon at the Meeting. No cumulative rights are authorized and dissenters' rights are not applicable to any of the matters being voted upon.

## What are my rights if I hold Subordinate Voting Shares?

Each Subordinate Voting Share is entitled to 0.0139696 of a vote in connection with each matter to be acted upon at the Meeting, voting with the holders of the Common Shares on an as-converted basis and as a single class. No cumulative rights are authorized and dissenters' rights are not applicable to any of the matters being voted upon.

In the event of a take-over bid for the Common Shares, a holder of Subordinate Voting Shares may participate in such take-over bid by exercising the conversion rights attached to such Subordinate Voting Shares. Each outstanding Subordinate Voting Share shall be convertible into Common Shares at the option of the holder, subject to the terms and conditions contained in the articles of the Company. Under certain circumstances prescribed under the articles of the Company, a holder of Subordinate Voting Shares may also have the right to require the Company to redeem all or any portion of such holder's Subordinate Voting Shares for cash in the event of a take-over bid.

## How do I vote if I am a registered shareholder?

If you are a registered shareholder, you may vote your shares by internet at www.proxyvote.com, by mail, by phone or by attending the Meeting and voting online. To vote by internet, you will need your voting control number, which can be found on your Notice of Internet Availability of Proxy Materials or proxy card. To vote by mail, you should promptly complete, sign and return your proxy card, or if you have received a Notice of Internet Availability of Proxy Materials, request a proxy card by internet at www.proxyvote.com, calling 1-800-579-1639 or emailing sendmaterial@proxyvote.com. Joint owners wishing to complete a proxy form must each sign the proxy card.

## How do I vote if I am a non-registered/beneficial holder?

If you are a non-registered/beneficial holder, you should receive a voting instruction form from a broker dealer or other nominee that you may use to instruct such persons how to vote your shares. If you receive a voting instruction form, you may exercise voting rights in respect of those shares in accordance with the procedures provided by the broker dealer or other nominee, which may include voting by mail, telephonically by calling the telephone number shown on the voting form or via the internet at the website shown on the voting instruction form. If you are a non-registered/ beneficial holder, you are not considered to be a shareholder of record, and you will not be permitted to vote your shares at the Meeting unless you have obtained a proxy for those shares from the person or entity of record holding your shares. Should you require additional information regarding the Meeting, please contact our Corporate Secretary at 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6, Canada or by calling us at 778-331-5500.

To participate in the Meeting, you will need the 16-digit control number included in your Notice of Internet Availability of Proxy Materials or proxy card. Beneficial shareholders who do not have a control number may be able to gain access to the Meeting by logging into their broker, brokerage firm, bank or other nominee's website and selecting the shareholder communications mailbox to link through to the Meeting; instructions should also be provided on the voting instruction form provided by your broker, bank or other nominee.

## Can shareholders vote at the Meeting?

If you prefer, you may vote online at the Meeting. If you hold your shares through a brokerage account but do not have a physical share certificate, or the shares are registered in someone else's name, you need to arrange with your stockbroker or the registered owner to be appointed as proxy holder entitling you to vote online at the Meeting.

## What does it mean if I receive more than one proxy card and/or voting instruction form?

If you receive more than one proxy card and/or voting instruction form, it likely means that you have multiple accounts with the Company's transfer agent and/or with stockbrokers. Please vote or arrange for voting of all of your shares.



**What if I share an address with another shareholder and we received only one copy of the proxy materials or what if I receive multiple copies?**

SEC rules permit companies and intermediaries such as brokers to send one envelope with individual copies of our Notice of Internet Availability of Proxy Materials or proxy materials to multiple shareholders who share the same address unless we receive contrary instructions from a shareholder. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials by default, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call 1-866-540-7095 or write to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of this Proxy Statement, the Notice of Internet Availability of Proxy Materials and our 2024 Annual Report by written request to our Corporate Secretary at 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6, Canada or by calling us at 778-331-5500.

**May I revoke my proxy or change my vote?**

Yes. If you are a registered shareholder, you may revoke your proxy by:

- signing another proxy with a later date and delivering it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 (according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof;

- signing and dating a written notice of revocation and delivering it to the registered office of the Company, 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6, Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment or postponement thereof;

- attending the Meeting virtually and registering with the scrutineer of the Meeting as a shareholder present virtually and by signing and delivering a written notice of revocation to the Chair of the Meeting or any adjournment or postponement thereof; or

- in any other manner provided by law.

If you have followed the process for attending and voting online at the Meeting, voting online at the Meeting will revoke your previous proxy.

In addition, if you are a registered shareholder and have voted using the internet following the instructions as described in the Notice of Internet Availability of Proxy Materials or this Proxy Statement, you may change your vote by following the procedures described in the Notice of Internet Availability of Proxy Materials or this Proxy Statement to submit a vote with a later date prior to the voting deadline.

If you are not a registered shareholder and wish to change your proxy nominee or your vote, you should consult your broker or nominee with respect to submitting new voting instructions. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect at the Meeting.

**How are abstentions and broker non-votes counted?**

Shares held or represented by proxy by persons present at the Meeting in respect of which the holder or proxy holder does not vote, or abstains from voting, with respect to any proposal are counted for purposes of establishing a quorum. If a quorum is present, abstentions will not be included in vote totals and will not affect the outcome of the vote of any proposal contained in this year's Proxy Statement. A "broker non-vote" occurs when a broker, bank or other agent has not received voting instructions from the beneficial owner of the shares and the broker, bank or other agent cannot vote the shares because the matter is considered "non-routine" under the rules of the New York Stock Exchange ("NYSE"). If a quorum is present, broker non-votes will not be counted as votes FOR or AGAINST such matter or, in the case of election of a director, as votes FOR or WITHHELD with respect to such election, and also will not be counted as shares voting on such matter. Accordingly, abstentions and broker non-votes will have no effect on the voting on a matter that requires the affirmative vote of a majority of the shares voting on the matter.



Under the NYSE rules, brokers or nominees are entitled to vote shares held for a beneficial owner on "routine" matters, such as the appointment of Ernst & Young LLP as our independent auditors, without instructions from the beneficial owner of those shares. However, absent instructions from the beneficial owner of such shares, a nominee is not entitled to vote shares held for a beneficial owner on certain "non-routine" matters. Accordingly, if you hold your shares in street name, it is critical that you arrange to exercise your voting right if you want it to count on all matters to be decided at the Meeting.

## How many votes are needed to hold the Meeting and approve the proposals and how does the Board recommend that I vote?

To conduct the Meeting, the Company must have a quorum, which is two persons present and each entitled to vote and holding or representing by proxy not less than 33% of the votes entitled to be cast at the Meeting. The table below shows the votes needed to approve each of the proposals, as further described in each of the proposals and the Board's recommendation for voting on each proposal.

| | Proposals | Votes Required | Board Recommendation |
|---|---|---|---|
| **1** | Election of ten nominees to serve as directors for a term of one year each expiring at the next annual meeting of the Company | The ten nominees receiving the highest number of affirmative votes cast at the Meeting will be elected, unless "WITHHOLD" votes for any nominee are greater than "FOR" votes, in which case, such nominee will be required to promptly tender his or her resignation. "WITHHOLD" votes are not counted otherwise. See "Proposal One: Election of Directors — Questions and Answers about the Election of Directors — Might directors be required to resign following the Meeting?" on page 16 for more information. | **FOR each nominee** |
| **2** | Appointment of Ernst & Young LLP as the Company's auditor until the next annual meeting of the Company and the authorization of the Audit Committee to fix the remuneration of the auditors | Majority of votes cast at the Meeting voting FOR the proposal. For purposes of determining the number of votes cast, only "FOR" or "WITHHOLD" votes are counted. As such, abstentions are not treated as votes cast and are not counted in the determination of the outcome of the proposal. | **FOR** |
| **3** | Annual non-binding, advisory vote on named executive officer compensation | Majority of votes cast at the Meeting voting FOR the proposal. This is an advisory vote and, while not binding on us, our Board and Compensation Committee value the opinions of all of our shareholders and will consider the outcome of this vote when making future decisions on executive compensation. | **FOR** |
| **4** | Approval of an ordinary resolution ratifying, confirming and approving the A&R Rights Plan | Majority of votes cast at the Meeting voting FOR the proposal. | **FOR** |

## Will my shares be voted if I do not vote by phone, internet or sign and return my proxy card or voting instruction form?

If your shares are registered in your name and you do not vote by phone, internet or sign and return your proxy card, or attend and vote online at the Meeting, your shares will not be voted at the Meeting. If your shares are held through an account with a brokerage firm, bank, dealer or other nominee, your brokerage firm or other nominee may vote your shares on certain "routine" matters as described above. Only Proposal No. 2, the appointment of Ernst & Young LLP as the Company's auditor until the next annual meeting of the Company and the authorization of the Audit Committee to fix the remuneration of the auditors, is expected to be considered to be a "routine" matter at the Meeting. For your vote to be counted with respect to non-routine matters, you will need to communicate your voting decisions to your brokerage firm, bank, dealer or other nominee in accordance with the procedures they provide.



### How are votes counted?

If your instructions as to voting in any instrument of proxy or voting instruction form are certain, your shares will be voted, withheld or abstained from voting in accordance with your instructions. If you do not specify a choice in the proxy card as to any of the following matters, and one of the proxy holders recommended by management is appointed as proxy holder, your shares will be voted ''FOR'' the election of each director nominee named in this Proxy Statement and ''FOR'' each of proposals two through four, as recommended by the Board as further described in each of the proposals.

Voting results will be tabulated and certified by a representative of Broadridge, or such other entity as may be selected by the Company, as the scrutineer of the Meeting.

### What happens if additional matters are presented at the Meeting?

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Annual and Special Meeting of Shareholders nor of any other business which may be brought before the Meeting. When you vote by internet, phone or mail, you will confer discretionary authority upon a proxy holder named in the instrument of proxy to vote your shares on any amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting and on any other matter that may properly be brought before the Meeting in respect of which such proxy has been granted, subject to any limitations imposed by law.

### Where can I find the voting results of the Meeting?

The Company will publish the voting results of the Meeting in a Current Report on Form 8-K, which is required to be filed with the SEC at www.sec.gov within four business days after the date of the Meeting and on the System for Electronic Document Analysis and Retrieval Plus (''SEDAR+'') at www.sedarplus.com.

### How can I obtain additional information, including a copy of the Proxy Statement and the 2024 Annual Report?

The Company will mail, without charge to any registered holder or beneficial owner of Common Shares and/or Subordinate Voting Shares, upon written request, a copy of its 2024 Annual Report, including its annual report on Form 10-K for the fiscal year ended December 31, 2024, containing the consolidated financial statements, management's discussion and analysis of financial condition and results of operations, schedules and list of exhibits, and any particular exhibit specifically requested, any interim financial statements of the Company and the relevant management's discussion and analysis of financial condition and results of operations that have been filed with securities regulators for any period after the end of the Company's most recently completed financial year and the Company's proxy statement in respect of its most recent annual meeting of shareholders. Requests should be sent to our Corporate Secretary at 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6, Canada. The Company may require payment of a reasonable charge for reproduction if a person that is not a registered shareholder or beneficial owner of Common Shares and/or Subordinate Voting Shares makes the request. This Proxy Statement, the 2024 Annual Report and additional information relating to the Company are also available at https://investor.rbglobal.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2024 as contained in the Company's 2024 Annual Report.

# PROPOSAL ONE: ELECTION OF DIRECTORS

## Questions and Answers about the Election of Directors

### What is the current composition of the Board?

The Company's current articles require the Board to have at least three and no more than twelve directors and provide that the Board is authorized to determine the actual number of directors within that range. The current Board is composed of the following ten directors: Robert Elton, Jim Kessler, Brian Bales, Adam DeWitt, Gregory Morrison, Tim O'Day, Sarah Raiss, Michael Sieger, Debbie Stein, and Carol Stephenson.

### Is the Board divided into classes? How long is the term?

No, the Board is not divided into classes. All directors are elected for one-year terms to hold office until the next annual meeting of shareholders unless he or she sooner ceases to hold office.



## Who can nominate individuals for election as directors?

Shareholders may nominate director candidates pursuant to and in accordance with the provisions of the Company's by-laws, which includes advance notice provisions for nominations of directors by shareholders, and of the *Business Corporations Act* (Ontario) (the "OBCA"). The advance notice provisions require advance notice to the Company of nominations for persons for election to the Board in circumstances where nominations are made other than pursuant to a shareholder proposal made in accordance with the provisions of the OBCA or a requisition of shareholders made in accordance with the OBCA. Shareholders should note that nominations for directors must be made in compliance with the procedures in the Company's by-laws, which include requirements to notify the Company in writing in advance of an intention to nominate directors for election to the Board prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in such notice. Please see the information under "Shareholder Proposals and Director Nominations" on page 98.

The Company has not received any director nominations in connection with the Meeting.

## Who is standing for election this year?

The following ten individuals are being nominated by or at the direction of the Board, based on the recommendation of the Nominating and Corporate Governance Committee:

- Jim Kessler
- Brian Bales
- Gregory B. Morrison
- Sarah Raiss
- Debbie Stein
- Robert G. Elton
- Adam DeWitt
- Tim O'Day
- Michael Sieger
- Carol M. Stephenson

Each of the nominees, except Mr. Kessler, qualifies as independent under applicable NYSE listing standards and Canadian securities laws and regulations. See "Corporate Governance — Independence of the Directors" on page 25 for a summary of how "independence" is determined. Additional information concerning the above nominees, including their ages, positions and offices held with the Company, and terms of office as directors, is set forth below under "Information Concerning the Nominees to the Board of Directors" on page 17.

## What if a nominee is unable or unwilling to serve?

If any one or more of the nominees named in this Proxy Statement is unable to serve or for good cause will not serve, then the persons voting the accompanying proxy may in their discretion vote for a substitute. The persons named in the enclosed form of proxy intend to vote for the election of any such substitute nominee. Each of the nominees has agreed to serve, if elected, and the Board is not presently aware of any reason that would prevent any nominee from serving as a director if elected.

## How are nominees elected?

In the election of directors, you may vote "FOR" or "WITHHOLD" for each or any of the nominees. The ten nominees receiving the highest number of votes cast remotely or by proxy at the Meeting "FOR" their election will be elected as directors. Each of the ten nominees is uncontested.

## Might directors be required to resign following the Meeting?

Yes. The Board has adopted a majority voting policy that will apply to any uncontested election of directors. Pursuant to this policy, any nominee for director who receives a greater number of votes marked "WITHHOLD" than votes "FOR" such election will promptly tender his or her resignation to the Chair of the Board following the Meeting. The Board's Nominating and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board whether to accept it.

In making its recommendation with respect to a director's resignation, the Nominating and Corporate Governance Committee will consider, in the best interests of the Company, the action to be taken with respect to such offered resignation. The recommended action may include (i) accepting the resignation; (ii) recommending that the director continue on the Board but addressing what the Nominating and Corporate Governance Committee believes to be the underlying reasons why shareholders "withheld" votes for election from such director; or (iii) rejecting the resignation.

The Nominating and Corporate Governance Committee would be expected to recommend that the Board accept the resignation except in extenuating circumstances. The Board will consider the Nominating and Corporate Governance Committee's recommendation within 90 days following the Company's annual meeting, and in considering such recommendation, the Board will consider the factors taken into account by the Nominating and Corporate Governance Committee and such additional information and factors that the Board considers to be relevant. The Board will promptly disclose its decision by a press release, such press release to include the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the majority voting policy will not be permitted to participate in any



meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. If the resignation is accepted, subject to applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

**May additional directors be appointed by the Board between annual general meetings?**

Subject to the maximum number of directors permitted under the articles of the Company, the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting.

# Information Concerning the Nominees to the Board of Directors

The following section provides information with respect to the nominees to our Board. Directors are to be elected for a one-year term expiring at our next annual meeting unless he or she sooner ceases to hold office (if the director dies or resigns, is removed by resolution of the shareholders or becomes disqualified from being a director under the OBCA).

The Board and the Nominating and Corporate Governance Committee believe that each director nominee brings a strong set of attributes and qualifications and that together these director nominees would create an effective and well-functioning Board that will continue to serve the Company and our shareholders well. Included in each director nominee's biography below is a summary describing the key attributes and qualifications of the nominees upon which the decisions to nominate were made. Information below regarding shares owned, controlled or directed, Deferred Share Units ("DSUs") issued under the Company's Non-Executive Director Deferred Share Unit Plan, and stock options, restricted share units ("RSUs") and performance share units ("PSUs") granted under the Company's equity incentive plans is given as of March 20, 2025.



## Robert George Elton



**Independent**

**Age:** 73

**Residence:** Vancouver, B.C., Canada

**Director since:** April 30, 2012

**Shares owned, controlled or directed:** 1,471 Common Shares

**DSUs held:** 32,447.86

**RSUs held:** 3,386.99

**Committees:** None (Chair of the Board)

**Voting results 2024:**
Votes For: 161,095,442
Percentage For: 97.97%

### Key attributes and qualifications

Robert Elton was elected to the RB Global Board in 2012. Mr. Elton's experience in senior executive positions during the course of the past 25 years brings strong leadership and management skills to the Company. Mr. Elton held executive roles at Vancouver City Savings Credit Union from 2013 to 2017, including Chief Financial Officer and Chief Risk Officer. Mr. Elton served as an adjunct professor at the University of British Columbia's Sauder School of Business.

Mr. Elton was President and Chief Executive Officer of BC Hydro, a government-owned electric utility, from 2003 to 2009. Prior to this he was Executive Vice President Finance and Chief Financial Officer of BC Hydro (2002 – 2003), Powerex (2001 – 2002), a subsidiary of BC Hydro, and Eldorado Gold Corporation (1996 – 2001) (TSX: "ELD"; NYSE: "EGO"; ASX: "EAU"). Mr. Elton spent over 20 years with PriceWaterhouseCoopers and predecessor firms, becoming partner in 1987 before leaving the firm in 1996.

He is a Fellow of the Canadian Chartered Professional Accountants (FCPA.FCA) and has a Master of Arts degree from Cambridge University, U.K.

### Past directorships (past five years)

Corix Utilities, a private utility infrastructure company – Director, Chair of the Human Resources Committee

## Jim Kessler



**Not Independent**

**Age:** 52

**Residence:** Norwood, PA, USA

**Director since:** August 1, 2023

**Shares owned, controlled or directed:** 87,415.56 Common Shares

**PSUs held:** 239,047.74

**RSUs held:** 74,044.33

**Stock Options held:** 349,834.00

**Committees:** None (CEO)

**Voting results 2024:**
Votes For: 163,883,304
Percentage For: 99.67%

### Key attributes and qualifications

Jim Kessler was appointed Chief Operations Officer of RB Global in 2020, was promoted to President and Chief Operations Officer in 2021, and was promoted to Chief Executive Officer in August of 2023. Before joining RB Global, he served as a senior leader for two decades in the automotive industry, including as President, Emerging Business at Caliber Collision from 2019 to 2020 and as Chief Operations Officer of ABRA Auto Body and Glass from 2017 to 2019. At ABRA, he oversaw operations, procurement, and growth initiatives, including the integration of the merger between ABRA and Caliber Collision, which created the first national collision repair provider in the United States. He also held a variety of senior leadership positions at vRide, City Sports and Pep Boys.

He holds an undergraduate degree and MBA from Saint Joseph's University.

# Brian Bales



**Independent**

**Age:** 62

**Residence:** Scottsdale, AZ, USA

**Director since:** March 20, 2023

**Shares owned, controlled or directed:**
6,258 Common Shares

**DSUs held:** 2,198.59

**RSUs held:** 2,656.66

**Committees:** Audit Committee

**Voting results 2024:**
Votes For: 161,837,470
Percentage For: 98.42%

### Key attributes and qualifications

Brian Bales was appointed to the RB Global Board in 2023. Mr. Bales has significant management experience, including as a leader at a Fortune 300 company. Mr. Bales' extensive experience in business strategy and transformational growth (including mergers & acquisitions and related integration, risk management & oversight, commercial real estate & infrastructure development, capital markets, capital allocation and investor relations) enables him to provide the Board with additional perspectives on the Company's operations. Mr. Bales has also had extensive leadership oversight of environmental investments and operations.

Mr. Bales is currently the Executive Vice President and Chief Development Officer of Republic Services, a leader in the U.S. environmental services industry. Prior to his current role, Mr. Bales served as the Executive Vice President of Business Development at Republic Services from 2008 to 2015, and as Vice President of Corporate Development from 1998 to 2008. Before joining Republic Services, Mr. Bales held roles at Ryder System from 1993 to 1998 and as Chief Financial Officer for EDIFEX & VTA Communications from 1988 to 1993. Mr. Bales began his professional career as an accountant with Price Waterhouse, now PricewaterhouseCoopers, and worked there from 1986 to 1988.

Mr. Bales holds a Bachelor of Science degree in Business Administration from the University of Tennessee and is a Certified Public Accountant.

### Past directorships (past five years)

IAA, Inc., a previously publicly traded auto auction company

# Adam DeWitt



**Independent**

**Age:** 52

**Residence:** Chicago, IL, USA

**Director since:** May 5, 2020

**Shares owned, controlled or directed:**
4,000 Common Shares

**DSUs held:** 8,509.11

**RSUs held:** 2,656.66

**Committees:** Audit Committee (Chair)

**Voting results 2024:**
Votes For: 163,790,935
Percentage For: 99.61%

### Key attributes and qualifications

Adam DeWitt was appointed to the RB Global Board in 2020. Mr. DeWitt's experience in senior executive positions during the past 20 years brings strong leadership and management skills to the Company. Mr. DeWitt is currently the Chief Executive Officer of Curbside SOS Inc., an innovative, privately-held roadside assistance provider. Previously, Mr. DeWitt was the Chief Executive Officer of Grubhub, Inc. where he led all functions of the U.S. business from June 2021 to April 2023. Prior to this role, Mr. DeWitt was Grubhub's President (since 2018) and Chief Financial Officer (since 2011). During his tenure of a decade at the company, Grubhub's annual revenues grew from $20 million to more than $2 billion, and he led the company through its initial public offering in 2014, 13 subsequent acquisitions and eventual sale for $7 billion. Before joining Grubhub, Mr. DeWitt was the Chief Financial Officer of publicly-traded optionsXpress Holdings, Inc. Mr. DeWitt serves on the board of directors and audit committee of Treehouse Foods (NYSE: THS), a leading private label snack and beverage manufacturer. He is the chair of the audit committee at Treehouse Foods. He is also a member of the board of directors of privately-held ShipBob, Inc., a leading provider of fulfillment for small to mid-size businesses and The Joffrey Ballet, and is a member of the board of trustees of the Bernard Zell Anshe Emet Day School.

Mr. DeWitt holds an A.B. in Economics from Dartmouth College.

### Other directorships

Treehouse Foods (NYSE: THS), a private label snack and beverage manufacturer

### Past directorships (past five years)

Fathom Digital Manufacturing Corporation (NYSE: FATH), an advanced manufacturing services company



# Gregory B. Morrison



**Independent**

**Age:** 65

**Residence:** Fernandina Beach, FL, USA

**Director since:** May 7, 2024

**Shares owned, controlled or directed:** nil

**DSUs held:** nil

**RSUs held:** 2,656.66

**Committees:** Audit Committee
Compensation Committee

**Voting results 2024:**
Votes For: 164,039,842
Percentage For: 99.76%

### Key attributes and qualifications

Gregory Morrison was elected to the RB Global Board in 2024. Mr. Morrison is the former Senior Vice President and Corporate Chief Information Officer for Cox Enterprises, Inc., a communications, media and automotive company, a role he held from February 2002 until his retirement in January 2020. During his 18 years at Cox, Mr. Morrison was responsible for providing corporate strategic planning, policy development and management of all information technology systems, leveraging deployment of new information technology across the company's operations and overseeing cybersecurity matters. Prior to his role at Cox, Mr. Morrison served as Executive Vice President and Chief Operating Officer of RealEstate.com in 2000 and held various information and technology leadership roles, including CIO, at Prudential Financial from 1989 to 2002. Mr. Morrison has extensive knowledge and expertise with cybersecurity, large-scale business transformations and technology deployments, and the development of key technological advances that help improve manual business processes. Mr. Morrison was named among the industry's top performing Chief Information Officers who have shown unparalleled leadership to drive innovation and transformation in businesses. Mr. Morrison was a commissioned officer in the US Army from 1982 to 1989.

Mr. Morrison received a Bachelor of Science in Mathematics and Physics from South Carolina State University, and a Master of Science in Industrial Engineering from Northwestern University.

### Other Directorships

Veritex Holdings (Bank) where he Chairs the Corporate Governance and Nominations Committee and the Technology Committee and serves on the Audit Committee

Rollins Inc., where he chairs the Human Capital and Compensation Committee and serves on the Audit Committee

### Past directorships (past five years)

Veritiv Corp (recently acquired by CD&R), including on its Audit and Finance Committee and Compensation and Leadership Development Committee

# Timothy O'Day



**Independent**

**Age:** 66

**Residence:** Chicago, IL, USA

**Director since:** March 20, 2023

**Shares owned, controlled or directed:**
1,500 Common Shares

**DSUs held:** 2,198.59

**RSUs held:** 2,656.66

**Committees:** Nominating and Corporate Governance Committee
Compensation Committee

**Voting results 2024:**
Votes For: 157,549,136
Percentage For: 95.82%

### Key attributes and qualifications

Mr. O'Day was appointed to the RB Global Board in 2023. Mr. O'Day is a seasoned automotive industry executive and operator and the current President and Chief Executive Officer and board member of Boyd Group Services Inc., one of the largest automotive collision repair and glass repair and replacement companies in the world. Mr. O'Day has worked in the automotive collision business since joining Gerber Collision & Glass in 1998 as Vice President of Operations. After Gerber Collision & Glass was acquired by Boyd in 2004, Mr. O'Day joined Boyd to run their US operations. In his tenure, Mr. O'Day has helped Boyd grow from approximately 50 locations to over 800 locations by the end of 2022. Mr. O'Day started his career in internal audit at a public company.

### Other directorships

Boyd Group Services Inc., a publicly traded collision repair company

# Sarah Raiss



**Independent**

**Age:** 67

**Residence:** Calgary, AB, Canada

**Director since:** July 1, 2016

**Shares owned, controlled or directed:**
1,410 Common Shares

**DSUs held:** 19,455.29

**RSUs held:** 2,656.66

**Committees:** Nominating and Corporate Governance Committee

**Voting results 2024:**
Votes For: 161,102,332
Percentage For: 97.98%

## Key attributes and qualifications

Sarah Raiss has been a director for RB Global since 2016. Ms. Raiss brings almost 40 years of experience encompassing various board positions and executive and management positions in engineering, operations, strategy, merger and acquisition integration, government relations and community investment, governance, human resources, information technology, marketing and other administrative functions. She has business experience in Canada, the United States and abroad. Ms. Raiss retired in August 2011 as Executive Vice-President of Corporate Services, TransCanada Corporation, one of North America's leading energy infrastructure companies with operations in natural gas, oil and power industries. Since her retirement, Ms. Raiss's principal occupation has been serving as a corporate director, and she has served on a number of other corporate boards. Ms. Raiss was recognized for her contributions and leadership in corporate governance and named to the 2015 National Association of Corporate Directors 'Directorship 100', which honors the most influential boardroom leaders each year. Ms. Raiss was named a Fellow of the Institute of Corporate Directors in 2020. She is a member of the board of directors of Commercial Metals Co. and Loblaw Companies Ltd.

Ms. Raiss holds a Bachelor of Science in Applied Mathematics and an MBA from the University of Michigan. She also holds the ICD.D designation.

## Other directorships

Loblaw Companies, Ltd. (TSX: "L"), a public food retailer — Director and member of the Corporate Governance Committee and Chair of the Pension Committee

Commercial Metals Company (NYSE: "CMC"), a public metal manufacturer and recycler — Lead Director as of 2022, past Chair of the Compensation Committee and past Chair and current member of the Nominations and Governance Committee; member of the Audit Committee

# Michael Sieger



**Independent**

**Age:** 63

**Residence:** Miami Beach, FL, USA

**Director since:** March 20, 2023

**Shares owned, controlled or directed:**
3,036.53 Common Shares

**DSUs held:** 2,198.59

**RSUs held:** 2,656.66

**Committees:** Compensation Committee (Chair)

**Voting results 2024:**
Votes For: 160,878,082
Percentage For: 97.84%

## Key attributes and qualifications

Michael Sieger was appointed to the RB Global Board in 2023. Mr. Sieger brings to the Board extensive experience and leadership in the automotive insurance industry from over three decades with The Progressive Corporation (NYSE: PGR). Mr. Sieger possesses strong public company executive management experience, as well as significant strategic planning and operational experience. Mr. Sieger retired from Progressive in January 2022, where he had served as its Claims President since 2015. Mr. Sieger also held various other positions at Progressive from 1990 to 2015, including as its General Manager Claims Process from 2007 to 2015, General Manager Northeast Field Claims from 1999 to 2007, General Manager WA and PA from 1996 to 1999, Product Manager MS from 1992 to 1996 and Product Manager Corporate Marketing from 1990 to 1992. Prior to joining Progressive, Mr. Sieger served as a consultant at Frank Lynn & Associates from 1989 to 1990.

Mr. Sieger holds a Bachelor of Science in Electrical Engineering from Case Western Reserve University and an MBA from the University of Chicago Graduate School of Business.

## Other directorships

Crash Champions, LLC, a private collision repair company

## Past directorships (past five years)

IAA, Inc., a previously publicly traded auto auction company

# Debbie Stein



**Independent**

**Age:** 64

**Residence:** Calgary, AB, Canada

**Director since:** May 7, 2024

**Shares owned, controlled or directed:** nil

**DSUs held:** nil

**RSUs held:** 2,656.66

**Committees:** Audit Committee

**Voting results 2024:**
Votes For: 162,169,251
Percentage For: 98.63%

## Key attributes and qualifications

Debbie Stein was elected to the RB Global Board in 2024. Ms. Stein brings extensive experience in infrastructure, energy and utility sectors to the Company. Ms. Stein has previously served as Senior Vice President, Finance, and Chief Financial Officer of AltaGas Ltd. from 2008-2015, and CFO and Corporate Secretary of Alta Gas Utilities from 2005 to 2008. Ms. Stein has also held positions in TC Energy Corporation, Wendy's Restaurants of Canada and Paramount's Canada's Wonderland.

Ms. Stein holds a Bachelor of Arts degree in Economics (Hons.) from York University and is a Fellow of Chartered Professional Accountants (FCPA, CPA), and holds the ESG Global Competent Boards Designation and the Institute of Corporate Directors designation (ICD.D).

## Other directorships

Aecon Group Inc. since 2019, where she chairs the Audit Committee and serves on the Corporate Governance and Compensation Committee

NuVista Energy Ltd. since 2016, where she chairs the Audit Committee and serves on the ESG Committee

Trican Well Service Ltd. since 2016 where she chairs the Governance Committee and serves on the Audit Committee

Audit Committee and serves on the Investment and Governance Committee of the board of Ontario Teacher's Pension Plan since 2023

## Past directorships (past five years)

Parkland Corporation from 2016, where she chaired the Environment, Safety and Sustainability Committee and served on the Governance, Nominating and Ethics Committee

# Carol M. Stephenson



**Independent**

**Age:** 74

**Residence:** London, ON, Canada

**Director since:** April 27, 2022

**Shares owned, controlled or directed:** 4,320

**DSUs held:** 4,243.83

**RSUs held:** 2,656.66

**Committees:** Nominating and Corporate Governance Committee (Chair) Compensation Committee

**Voting results 2024:**
Votes For: 151,443,054
Percentage For: 92.10%

## Key attributes and qualifications

Carol Stephenson was elected to the RB Global Board in 2022. Ms. Stephenson served as Dean of the Ivey Business School at Western University from 2003 until her retirement in 2013. Prior to joining the Ivey Business School, she was President and CEO of Lucent Technologies Canada from 1999 to 2003 and a member of the Advisory Board of General Motors of Canada, Limited, a GM subsidiary, from 2005 to 2009. Ms. Stephenson has been a board member of Mattamy Asset Management since 2020. Ms. Stephenson has previously served on the boards of General Motors Corporation (NYSE: GM) (2009 to 2023), Maple Leaf Foods, Inc. (TSE: MFI) (2016 to 2023), Ballard Power Systems, Inc. (2012 to 2017), Intact Financial Corporation (2004 to 2021), Manitoba Telecom Services, Inc. (2008 to 2016) and Sears Canada, Inc. (2001 to 2006). Ms. Stephenson is an officer of the Order of Canada.

Ms. Stephenson is a graduate of the University of Toronto. She completed the Executive Program at the Graduate School of Business Administration, University of California and the Advanced Management Program at Harvard University. She holds two honorary doctorates from Ryerson Polytechnic University and Western University.

## Other directorships

Mattamy Asset Management (Private), an asset manager – Director

## Past directorships (past five years)

General Motors Company (NYSE: GM), a publicly traded automotive manufacturing company – Director, Chair of the Compensation Committee

Maple Leaf Foods, Inc. (TSE: MFI), a publicly traded consumer packaged meats company – Director, Chair of the Corporate Governance Committee

Intact Financial Corporation (TXS: IFC), a property and casualty insurance company – Director



# Recommendation of the Board

The Board recommends a vote **"FOR"** each of the nominees.



# INFORMATION CONCERNING OUR EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our current executive officers, other than Jim Kessler, whose information may be found under "Proposal One: Election of Directors – Information Concerning the Nominees to the Board of Directors" on page 17.

**Eric Guerin**
**Chief Financial Officer**

**Age: 53**

Eric Guerin was appointed as the Company's Chief Financial Officer effective January 15, 2024. He brings extensive senior executive financial leadership experience to the Company. Most recently, Mr. Guerin served as the Chief Financial Officer of Veritiv Corporation, a leading distributor of packaging, facility solutions, and print products, from March 1, 2023 until its acquisition in November of 2023. Mr. Guerin previously served as Executive Vice President and Chief Financial Officer of CDK Global, Inc., a provider of retail technology and software-as-a-service solutions until its acquisition in July of 2022. Mr. Guerin also served as Division Vice President, Finance and as Division Vice President and Sector Chief Financial Officer, Corning Glass Technologies from September 2016 through January 2021 for Corning Incorporated, a provider of specialty glass, ceramics and related materials and technologies for industrial and scientific applications. Earlier in his career, Mr. Guerin served in a number of financial management roles for various public companies, including Flowserve Corporation, Novartis and Johnson & Johnson. Mr. Guerin serves as a member of the board of directors for Skyworks Solutions, Inc.

Mr. Guerin earned the designations of CPA & CMA* and obtained a Masters of Business Administration from St. John's University and a Bachelor of Science in Accounting from the College of Staten Island.

*inactive

---

**Drew Fesler**
**Chief People Officer**

**Age: 53**

Drew Fesler is the Company's Chief People Officer. Before his appointment to this position in September 2023, Mr. Fesler served as the Company's Senior Vice President, People Team from October 2022 and before that, as Vice President, People Team, beginning September 2021. He has extensive experience aligning human resources with a company's changing business strategy and corporate objectives. From 2019 until he joined the Company, Mr. Fesler was a consultant at Accenture, where he helped clients in the transportation, retail, and healthcare industries transform their human capital functions during mergers, acquisitions, or restructurings. He began his career as an engineer and has since held leadership roles in a variety of disciplines with leading companies including Ameriprise Financial, ON Semiconductor, and General Electric.

Mr. Fesler holds a Master of Business Administration from Vanderbilt University – Owen Graduate School of Management, and a Bachelor of Science in Industrial Engineering from the University of Tennessee, Knoxville.

## Jeff Jeter
### Chief Revenue Officer

**Age: 66**

Jeff Jeter is the Company's Chief Revenue Officer. Prior to joining RB Global, Mr. Jeter was President, IronPlanet leading IronPlanet's US and international sales and new business planning activities, including identifying strategic initiatives and driving new market launch initiatives.

Mr. Jeter has also served as Senior Principal at PRTM Management Consultants, where he helped lead PRTM's customer experience consulting for Fortune 1000 companies. Prior to PRTM, he was Senior Vice President of Marketing for Manugistics Group, Inc. (NASDAQ:MANU), where he executed global marketing strategies and managed the company's new business development and sales operations initiatives. Mr. Jeter has 25 years of experience in sales, marketing, and international business, including two international assignments for Iomega, a wholly owned subsidiary of EMC Corporation (NYSE:EMC) and leader in innovative storage and network security solutions for small businesses, home offices and consumers.

Mr. Jeter holds a B.A. from Wake Forest University and an M.B.A. from Mercer University.

---

## Nancy King
### Chief Technology Officer

**Age: 48**

Nancy King joined RB Global in 2024 as the Company's Chief Technology Officer. She leverages extensive hands-on information technology leadership experience to help define and lead the Company's overall technology vision and strategy. Previously, Ms. King served as the Sr. Vice President of Product Engineering at Target, where she played a leading role through the retailer's technology transformation and growth. She joined Target in 2005 and during her tenure held leadership roles across the tech organization while driving key strategies for Target's mobile apps, website, marketplace and capability services.

Ms. King has a B.S. in Industrial Engineering from Northwestern University and more than 25 years of hands-on engineering leadership experience in Fortune 100 organizations.

---

## Steve Lewis
### Chief Operations Officer

**Age: 50**

Steve Lewis was appointed Chief Operations Officer of RB Global in 2024. He brings with him extensive senior leadership experience in operations and supply chain management, as well as a honed approach to driving business growth through operational excellence. Before joining RB Global, Mr. Lewis was Division President at GXO Logistics from 2023 to 2024, where he was responsible for the operational processes, technological capabilities and safety standards at more than 120 distribution centers – across numerous verticals and products, including industrial, manufacturing and automotive. Mr. Lewis served as SVP, Commercial at GXO Logistics from 2021 to 2023 and as VP, Solutions & Strategy at XPO Logistics, a leading provider of freight transportation services, from 2019 to 2021. Mr. Lewis also held leadership positions at Penn Power Group, a provider of fleet services for highway equipment, transport refrigeration and power generation. Mr. Lewis is a retired U.S. Naval Officer, with over 20 years of operations and supply chain experience in the areas of product development, continuous improvement and lifecycle logistics.

Mr. Lewis is a member of the Supply Chain Advisory Board at the University of Kansas. He holds an undergraduate degree from Chaminade University and a Master of Managerial Economics from the University of Oklahoma.

---

## Darren Watt
### Chief Legal Officer

**Age: 53**

Darren Watt joined the Company in 2004 as in-house legal counsel. In 2012, Mr. Watt was promoted to Vice President Legal Affairs, and in 2013 was appointed General Counsel and Corporate Secretary. On August 29, 2016, Mr. Watt was promoted to Senior Vice President & General Counsel. In April of 2023 he was promoted to Chief Legal Officer. Prior to joining the Company, Mr. Watt practiced with McCarthy Tétrault LLP (1998 – 2004) as an Associate lawyer in the area of Corporate Finance & Securities.

Mr. Watt is a member of the Law Society of British Columbia and holds a Law Degree from the University of British Columbia, as well as an Honours Bachelor of Arts degree (International Relations) from the University of Toronto.



## Overview

The Board and the Company believe that excellent corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board's Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company's corporate governance practices.

## Structure and Members of the Board

The Company's articles require the Board to have at least three and no more than twelve directors and provide that the Board is authorized to determine the actual number of directors within that range. The current Board is comprised of the following ten directors:

- Jim Kessler
- Robert G. Elton
- Brian Bales
- Adam DeWitt
- Timothy O'Day
- Gregory B. Morrison
- Sarah Raiss
- Michael Sieger
- Debbie Stein
- Carol M. Stephenson

## Independence of the Directors

The Board is comprised of a majority of independent directors as defined under the applicable rules of the NYSE and National Instruments 58-101 *Disclosure of Corporate Governance Practices* (''NI 58-101'') and 52-110 *Audit Committees* (''NI 52-110'') adopted by the Canadian Securities Administrators. The NYSE listing standards provide that no director qualifies as ''independent'' unless the Board affirmatively determines that such director has no material relationship with the Company and NI 58-101 and NI 52-110 provide, in effect, that an independent director is a person that has no direct or indirect ''material relationship'' with the Company (defined to mean a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment). The NYSE listing standards and NI 52-110 set forth specific categories of relationships that disqualify a director from being independent.

The Board has reviewed the independence of each director and director nominee and considered whether any of them have a material relationship with the Company. The Board's independence determination was based on information provided by the directors and director nominees. As a result of this review, the Board affirmatively determined that Robert Elton, Brian Bales, Adam DeWitt, Gregory Morrison, Timothy O'Day, Sarah Raiss, Michael Sieger, Debbie Stein and Carol Stephenson, representing all of the non-executive director nominees, are independent within the meaning of the applicable rules of the NYSE and NI 58-101 and NI 52-110. Mr. Kessler is not considered independent given his employment as CEO of the Company. There were no undisclosed transactions, relationships or arrangements that required consideration by the Board for purposes of determining director independence in 2024.

## Meetings of the Board and Board Member Attendance at Annual Meeting

In the year ended December 31, 2024, the Board held seven (7) Board meetings and additional working sessions. The independent Board members held executive sessions without management present at each of its meetings. Each of our directors attended at least 75% of the aggregate of the total number of meetings of our Board during the period that the director served on our Board and the total number of meetings of all committees of our Board on which he or she served during the year ended December 31, 2024. Agenda and materials in relation to Board and Board committee meetings are generally circulated to directors for their review in advance of meetings. The following table presents information about attendance by incumbent director nominees at Board and committee meetings for the year ended December 31, 2024.

| Director | Board Meetings[1] | Audit Committee Meetings | Compensation Committee Meetings | Nominating and Corporate Governance Committee Meetings |
|---|---|---|---|---|
| Jim Kessler | 7/7 | | | |
| Robert G. Elton[4] | 7/7 | 3/3 | | |
| Brian Bales[5] | 6/7 | 2/2 | | |
| Adam DeWitt | 7/7 | 5/5 | | |
| Tim O'Day[7] | 7/7 | | 2/2 | 3/3 |
| Gregory B. Morrison[2] | 6/6 | 2/2 | 2/2 | |
| Sarah Raiss[6] | 7/7 | 3/3 | | 3/3 |
| Michael Sieger | 7/7 | | 5/5 | |
| Debbie Stein[3] | 6/6 | 2/2 | | |
| Carol M. Stephenson | 7/7 | | 5/5 | 3/3 |

1. Excludes additional working sessions held by the Board during 2024.
2. Mr. Morrison was elected to the Board, and appointed to the Audit, and Compensation Committees as of May 8, 2024 and attended 100% of the meetings from the time of his appointment.
3. Ms. Stein was elected to the Board and appointed to the Audit Committee as of May 8, 2024 and attended 100% of the meetings from the time of her appointment.
4. Mr. Elton served as a member of the Audit Committee until his appointment as Chair of the Board on May 8, 2024.
5. Mr. Bales was appointed to the Audit Committee on May 8, 2024 and attended 100% of the meetings from the time of his appointment.
6. Ms. Raiss served as a member of the Audit Committee until May 8, 2024.
7. Mr. O'Day was appointed to the Compensation Committee on May 8, 2024 and attended 100% of the meetings from the time of his appointment.

Board members are encouraged but not required to attend the annual general meeting of shareholders. All directors serving on the Board at such time attended the 2024 Annual and Special Meeting of shareholders.

## Independent Chair

Robert Elton is the current Board Chair and is an independent director. Under the description of the position adopted by the Board, the Board Chair is responsible for overseeing the management, development and effective performance of the Board, and taking all reasonable measures to ensure that the Board fully executes its mandate and that directors clearly understand and respect the boundaries between the Board's and management's responsibilities. See also ''— Board Leadership Structure'' on page 32 and ''— Director Term Limits and Board Renewal'' on page 30.

## Board Mandate

The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company and its shareholders. The Board acts in accordance with its formal mandate and:

- the OBCA;

- the Company's articles and by-laws;

- the Company's Code of Business Conduct and Ethics;

- the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

- the Company's Corporate Governance Guidelines; and

- other applicable laws and Company policies.

The Board or its designated committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee oversees the implementation of such decisions and reviews the results.



The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company's strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company's performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process and review and approval of the resulting strategic plan. The frequency of meetings and the nature of agenda items change depending upon the state of the Company's affairs.

The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company's integration of acquisitions, the Company's underwritten business, ability to sustain and manage growth, its reputation and industry. The Board oversees the Company's adoption of risk management practices, including a comprehensive enterprise risk management program, and the Board regularly reviews and provides input on the same. See also the discussion under ''— Board's Role in Risk Oversight'' on page 33.

The Board is responsible for the selection and performance of the CEO, and the appointment of other executive officers.

The Compensation Committee is responsible for developing guidelines and procedures for selection and long-range and emergency succession planning for the CEO. See the discussions under ''— Executive & Chief Executive Officer Succession Planning'' on page 30.

The Board reviews all the Company's financial communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its website. The Board oversees the Company's disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law.

The Audit Committee meets regularly to review reports from management of the Company and discuss specific risk areas with management and the external auditors. The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company's internal control processes and management information systems. The Audit Committee also directly oversees the activities of the Company's external auditors. The Company's Disclosure Committee reports to the Audit Committee on a quarterly basis on the quality of the Company's internal control processes.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the corporate governance disclosure included in the Company's proxy statement. Through industry forums and access to professional advisors, the committee keeps abreast of best practices to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted Corporate Governance Guidelines, which are available on our website at investor.rbglobal.com.

As provided in the Company's Corporate Governance Guidelines, the Board, with the assistance of the Nominating and Corporate Governance Committee, determines from time to time the number of directors on the Board, within a range specified in the Company's charter documents. The Board believes that the Board should include ten directors at this time.

The Board believes that the current membership of the Board, and the membership of the Board subsequent to the Meeting, reflects appropriate experience and an appropriate number of unrelated and independent directors, and permits the Board to operate in an efficient manner.



## Position Descriptions

The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted position descriptions for the CEO and the Board Chair. The charters of the committees of the Board are considered to be position descriptions for the chairs of the committees. The CEO position description was reviewed and revised in 2019. The CEO has overall responsibility for all Company operations, subject to Board oversight.

- The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO's performance.

- The Board has defined the limits to management's authority. The Board expects management, among other things, to:

  - set the appropriate ''tone at the top'' for all employees of the Company;

  - implement effective succession planning strategies and provide for development of senior management;

  - review the Company's strategies and their implementation in all key areas of the Company's activities, provide relevant reports to the Board related thereto and integrate the Board's input into management's strategic planning for the Company;

  - carry out a comprehensive planning process and monitor the Company's financial performance against the annual plan approved by the Board; and

  - identify opportunities and risks affecting the Company's business, develop and provide relevant reports to the Board related thereto and, in consultation with the Board, implement appropriate mitigation strategies.

## Orientation and Continuing Education

All new directors receive a comprehensive information package, which includes a record of historical public information about the Company, a copy of the Company's Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company's orientation for directors involves meeting with the Board Chair, CEO and senior management of the Company for an interactive introductory discussion about the Company and its strategy and operations, and providing the directors with an opportunity to ask questions. New directors are also expected to attend as an observer at least one meeting of each Board committee during their first year. All directors are also encouraged to meet with management informally, visit sites and other Company offices and facilities, and attend ''town hall'' meetings on a periodic basis. New Board members joining any of the Board committees also receive committee orientation materials and meetings with the then current applicable committee chairs and relevant members of the management team.

Senior management makes regular presentations to the Board on the main areas of the Company's business and updates the Board quarterly on the Company's financial and operating performance. External subject matter experts are also invited to make presentations to the Board on emerging topics of interest on a periodic basis.

Directors are encouraged to take relevant professional development courses at the Company's expense, and at times, the Company also recommends appropriate courses and conferences and encourages directors to attend. The Company maintains, at its expense, individual memberships for all directors with the National Association of Corporate Directors and the Institute of Corporate Directors and a number of directors have attended training courses offered to members of these institutions. All directors subscribe to and make regular use of the reference materials provided by these organizations

## Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics, applicable to all directors, officers and employees, the full text of which can be found on our website at investor.rbglobal.com. Any shareholder may request a paper copy, free of charge, of the Code of Business Conduct and Ethics by making such request in writing to:

RB Global, Inc.
Attention: Corporate Secretary
9500 Glenlyon Parkway
Burnaby, British Columbia, V5J 0C6, Canada.



The Board and management review and discuss from time to time the effectiveness of the Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks annual confirmation of understanding of and adherence to the Code from all employees throughout the Company and from directors. The Company, through directors' and officers' questionnaires and other systems, gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct and Ethics.

The Company complies with the relevant provisions under the OBCA that deal with conflict of interest in the approval of agreements or transactions, and the Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. Specifically, the Code of Business Conduct and Ethics includes provisions requiring disclosure and avoidance of conflicts of interest where personal interests interfere, or appear to interfere, with the Company's business responsibilities, including doing business with family members, accepting outside employment, using corporate opportunities for personal benefit, holding interests in outside organizations that impact the Company and regarding the Company not providing corporate loans or extending credit guarantees to or for the personal benefit of directors or officers.

The Company was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being closely engaged with the active operations of the business.

The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Code of Business Conduct and Ethics.

Exemptions or waivers from our Code of Business Conduct and Ethics may only be granted by formal approval of senior management and/or the Audit Committee. The Company will publish any waivers of the Code of Business Conduct and Ethics for an executive officer or director on our website. The Company had no such waivers in 2024. Further, during 2024, the Company had no transactions where the policies and procedures summarized above required review, approval, or ratification, or where such policies and procedures were not followed.

## Shareholder and Other Interested Party Communications to the Board

In furtherance of its commitment to engaging in constructive and meaningful communication with shareholders, the Company has adopted a formal Shareholder Engagement Policy in order to promote open and sustained dialogue with shareholders and other interested parties in a manner consistent with the Company's disclosure controls and procedures. The Policy outlines topics which are considered suitable for Board-Shareholder communication, including:

- Board structure and composition
- Board performance
- Chief Executive Officer performance
- Executive compensation philosophy and structure
- Executive succession philosophy, process and oversight
- Corporate governance practices and disclosures
- Board involvement in strategy development and oversight
- Risk management oversight

Shareholders and other interested parties may initiate communications with the Board by directing their questions or concerns to the independent directors through the Board Chair c/o the Corporate Secretary, RB Global, Inc., 9500 Glenlyon Parkway, Burnaby, B.C. V5J 0C6 or email to Chair_of_the_Board@rbglobal.com.

All relevant correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Board Chair. Purely for administrative purposes, correspondence to the Board Chair may be opened or viewed by the Company's Corporate Secretary. A copy of the Company's Shareholder Engagement Policy is available on the Company's website at investor.rbglobal.com.



# Executive and Chief Executive Officer Succession Planning

The Board is responsible for ensuring that the Company has an appropriate organizational structure in place, including a CEO and other key executives who have the skills and expertise to ensure the effective management of the Company. The Board is supported in this function by the Compensation Committee, which is responsible for ensuring that management has a robust process in place for CEO succession planning. Succession planning may incorporate the consideration of recruitment of external candidates as well as internal candidates, depending on the evolving needs of the business.

Under the oversight of the Compensation Committee, management has implemented a talent review process building on the Company's annual performance management process. This process, in addition to identifying the high-potential and high-performing talent, assists management to review succession plans at key levels and establish development plans for key talent. This process is the basis for enterprise succession planning and will continue to evolve in the coming years with the aim of ensuring that the Company has the appropriate level of executive bench strength necessary to drive growth and ensure long-term profitability. The succession plan for the CEO and other key executive roles is formally reviewed with the full Board once a year, and there are further periodic discussions of talent progression throughout the year. In addition to ordinary course CEO succession planning, the Company's Compensation Committee, in consultation with the CEO, also implements a succession plan to address unanticipated emergency situations. The emergency succession plan is reviewed annually.

The Board encourages senior management to participate in professional and personal development activities, courses and programs, and supports management's commitment to training and developing its employees with a special focus on areas of strategic importance.

# Board Evaluations and Director Assessments

The Board has an annual assessment process for the Board, its committees, and individual directors. The process is administered by the Nominating and Corporate Governance Committee, and the results of each annual assessment are shared with all directors. The process considers Board and committee performance relative to the Board mandate or relevant committee charters, as appropriate, and provides a mechanism for all directors to individually and confidentially assess and provide comments on Board, committee and Board Chair performance, as well as a self-assessment of individual director performance. As part of these evaluations, the directors will provide their assessments of the effectiveness of the Board, the Board Chair, themselves as individual Board members, and the committees on which they serve. The Board also periodically performs a peer-to-peer review as part of its continuing effort to advance and refine its assessment process. The Board as a whole will review the individual committee assessments, and the Board Chair will review individual members' self-evaluations and peer reviews with them, along with any other ideas for improvement. The Board may, at its discretion, engage an independent corporate governance expert to gather, organize and/or summarize the individual assessments for discussion with the Board and the committees.

In 2020, the Board engaged Watson, Inc., an independent third-party consultant specializing in corporate governance, to conduct a formal evaluation of the Board and its activities, with key objectives of assessing the way the Board functions and carries out its governance responsibilities and identifying opportunities to enhance governance in a way that would have a direct impact on the company's performance and its ability to meet strategic goals. As part of such process, feedback was gathered from all directors and select members of management via a confidential survey, followed by confidential one-on-one interviews. Watson's report was delivered to the Board in May 2020, and the Board enhanced its practices based on the feedback and recommendations provided.

In 2021, the Board engaged with The Board Institute to conduct its annual board committee evaluations, leveraging the platform to assess and benchmark the effectiveness of such committees, identify key strengths and weaknesses of each committee's structure, policies and practices and opportunities for enhancement.

In 2022, the Board utilized The Board Institute's Protiviti Board Risk Oversight Meter to assess and benchmark the strength of the Board's risk oversight processes.

The Board actively changes its evaluation process and focus periodically to ensure maximum value and impact. In 2022, 2023, and 2024, the Board completed an open-ended series of questions around the most critical issues facing the business, the Company's strategy and Board effectiveness, had a thorough discussion and developed specific actions in response.

# Director Term Limits and Board Renewal

In February of 2022, the Company amended its Corporate Governance Guidelines to eliminate the previously established mandatory retirement age of 72 for directors. In approving this amendment, the Board considered that the prior mandatory retirement age could result in the arbitrary or premature loss of active directors who are able to continue to make valuable contributions to the overall management, risk oversight and strategic vision of the Company. This amendment also serves to increase the pool of qualified director nominees that could be considered by the Board when it is in the best interest of the Company and its shareholders. After considering these factors, the Board concluded that a specific retirement age was not necessary and may be counterproductive, and that the Company and its shareholders are best served by retaining the flexibility in electing or appointing directors without an age restriction. The Company has determined not to adopt any other formal term limit for the members of the Board, but generally views a term of 10 – 15 years as an appropriate guideline to allow for the development of sufficient continuity and experience on the Board, while also ensuring adequate Board renewal. This guideline is set forth in the Company's Corporate Governance Guidelines.

With a renewal lens, the Nominating and Corporate Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements, experiences and performance of our Board members, to best support our strategy and the long-term success of the Company and shareholder value creation and recommends changes as appropriate to renew the Board.

## Gender and Racial/Ethnic Diversity on the Board and in the Director Identification and Selection Process

The Company has adopted a Diversity Policy and amended the Director Selection Guidelines forming part of the Nominating and Corporate Governance Committee Charter (the "Director Selection Guidelines") to implement the provisions of such Diversity Policy. The Company values diversity and recognizes the organizational strength, deeper problem-solving ability and opportunity for innovation that diversity brings to the Board. The Company believes diversity is an important element of corporate governance and is good for the business.

Diversity contributes to the achievement of the Company's corporate objectives. It enables the Company to attract people with the best skills and attributes, and to develop a workforce whose diversity reflects that of the communities in which it operates. The Company's Diversity Policy and Director Selection Guidelines was amended in 2023 to establish, as a measurable objective for improving gender diversity, that at least 30% of the Board be comprised of women. In addition to a candidate's independence, industry knowledge, skills, experience, leadership qualities and other factors, the Nominating and Corporate Governance Committee takes into account the diversity objectives set forth in the Diversity Policy and Director Selection Guidelines in selecting candidates for filling nomination and appointment to the Board. As of March 20, 2025, there are three female directors on the Board, representing 30% of the Board, up from 18% in 2023. The proposed slate of directors consists of three female nominees, which, if elected, would represent 30% of the Board. The Company is committed to continuing to build on its proven track record in this regard. In addition, as of March 20, 2025, two of the directors on the board, representing 20% of the Board, are racially/ethnically diverse.

## Representation of Women in Executive Officer Appointments

The Company is committed to improving the level of diversity, including the representation of women in executive officer appointments. As of March 20, 2025, the Company has two females on its executive leadership team, representing 18% of the Company's executive leadership team.

The Company has not adopted any specific target regarding women in executive positions. The Company believes that it has a balanced and effective approach in its executive selection process and has given emphasis to gender representation in its executive search program. Pursuant to the Company's Diversity Policy, the Company's management is responsible for implementing the Diversity Policy, achieving the diversity initiatives established by the Company and reporting to the Board on progress toward and achievement of diversity initiatives.

The Company also recognizes that it is equally important to increase female representation at the mid-management level as these positions are the Company's pipeline for future executive officer roles. As such, the Company has continued to focus on recognizing high-potential women in our organization. In order to implement this initiative, the Company has:

- established a global diversity and inclusion function supported by executive officers to anchor diversity and inclusion in the business strategy and to connect talent strategies;

- structured a women's employee resource group to implement Company-wide innovative diversity initiatives relating to women. These initiatives provide networking, training, development and mentoring opportunities for women to realize opportunities for personal and professional growth, and further develop confidence in leadership roles;

- provided gender intelligence training to employees at director level and above to identify conscious and unconscious biases, with the aim of enhancing their appreciation of the value of diversity for the Company's shareholders, customers, employees and the communities we serve;

- developed a career website and recruiting collateral to include representation of the Company's diverse workforce which demonstrates our commitment to diversity and inclusiveness. The talent acquisition team was trained on diversity recruiting tactics and the Company ensures female candidates are identified and interviewed during the recruiting process;

- developed its talent management strategy to ensure diversity and inclusion integration into every aspect of its programs including succession planning, leadership development, learning, and identification and development of high potential talent using 360-degree assessments and coaching; and

- continued to foster and support the Women's L.I.N.K. Program (Lead.Inspire.Network.Know), a global initiative to support women within the Company and further strengthen our core value of being a diverse and inclusive global organization to drive innovation through diversity of thought, gender, nationality and ethnicity.

The Company's management believes these initiatives and efforts will ensure a pipeline of diverse candidates and improve representation of women to be considered when making leadership and executive officer appointments. The Company is committed to providing an environment in which all employees are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude.

## Other Designated Groups

The Diversity Policy requires the Company to establish specific diversity initiatives and targets with the aim of progressing towards achieving such initiatives and targets. The Board recognizes the value that diversity brings to both the boardroom and workplace. As such, the Board proactively monitors the Company's performance in terms of meeting the standards outlined in the Diversity Policy. This includes an annual review of any diversity initiatives or targets established by the Company, and progress in achieving them.

The Board and the Nominating and Corporate Governance Committee consider diversity in the broadest sense, including individuals from designated groups (as such term is defined in the Employment Equity Act (Canada), the ''Designated Groups''), in selecting potential director candidates and candidates for executive positions. The Board and the Nominating and Corporate Governance Committee consider the representation of the Designated Groups in identifying and nominating director candidates and candidates for executive positions in a variety of ways, including by actively seeking these candidates for inclusion in its list of potential candidates for future vacancies on the Board and appointments to executive positions. The Nominating and Corporate Governance Committee assesses the effectiveness of the Diversity Policy by periodically reviewing the skills, expertise and background of each of the existing members of our Board.

While the Company has adopted a target for women representation on the Board, the Company, at this time, has not adopted any specific targets for other types of diversity within the Designated Groups for Board positions or executive positions.

The Company believes that it is a combination of the skills, experience and character of an individual that are the most important qualities in assessing the value that such individual can bring to the Board or to their executive position. To the knowledge of the Company, two (20%) of the Company's directors self-identify as being an Indigenous person or being a member of a visible minority and one of ten (10%) identifies as having a disability. To the knowledge of the Company, one (9.1%) of the Company's executive officers self-identifies as being a member of a visible minority and none (0%) identify as being an Indigenous person or having a disability.

## Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines addressing, among other things, Board and management roles, Board functions and responsibilities, director qualifications, director independence, Board structure and performance evaluations. The guidelines are available on our website at investor.rbglobal.com.

## Board Leadership Structure

The Board does not have a formal written policy regarding the separation of the roles of CEO and Board Chair; however, the Board believes that separating the Board Chair and CEO positions is the most effective leadership structure for the Company. This structure allows the Board Chair to focus on the effectiveness of the Board while the CEO focuses on executing the Company's strategy and managing the Company's operations and performance.

As required under the Corporate Governance Guidelines, the Board holds at least four scheduled meetings each year of the non-executive directors without management present.



Additional executive sessions may be held from time to time as required. The Board Chair presides at executive sessions. The non-executive directors met either immediately before or following each regularly-scheduled meeting of the Board, and otherwise held meetings and information sessions in 2024 without management present.

## Board's Role in Risk Oversight

The Board oversees the Company's enterprise risk management program, which focuses on the identification, assessment and mitigation of risks associated with achievement of the Company's strategic objectives. Principal risks are identified and evaluated relative to their potential impact and likelihood of occurrence, including consideration of mitigating activities.

The Company's annual risk assessment process is linked to the annual strategic planning process, with periodic updates conducted to identify potential emerging risks, such as those associated with major business decisions, key initiatives and external factors. The Company's enterprise risk management program is overseen at the senior executive level in conjunction with the Company's risk management and internal audit group. Reports on principal risks and mitigation strategies are reviewed by the Company's executive officers, the Audit Committee and the Board.

Oversight of the Company's management of principal risks forms part of the mandate of the Board and its committees.

The Board has primary responsibility for oversight of the enterprise risk management program. Each of the Company's principal risks is the responsibility of either a specific committee or the entire Board, as appropriate. The Board is responsible for overseeing the Company's activities with respect to the identification, assessment and mitigation of cybersecurity and technology risks. The Audit Committee is responsible for reviewing, including with management and the Company's independent auditor, if appropriate, the guidelines and policies with respect to risk assessment and risk management, specifically the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee is responsible for oversight of compensation risk and accordingly, has considered the implications of the risks associated with the Company's compensation policies and practices to ensure they do not encourage inappropriate risk taking by the Company's executive officers.

## Compensation Committee Interlocks and Insider Participation

During 2024, Michael Sieger, Timothy O'Day, Gregory Morrison and Carol Stephenson each served on our Compensation Committee. None of these persons has ever served as an officer or employee of the Company or has had any relationships with the Company requiring disclosure under applicable rules and regulations of the SEC. Each of these persons qualified as independent under applicable NYSE listings standards and Canadian securities laws and regulations. In addition, none of our executive officers served during 2024 as a director or member of a compensation committee of any entity that has one or more of its executive officers serving as a member of our Board or our Compensation Committee.



## Audit Committee and Audit Committee Financial Expert

The Audit Committee oversees the Company's corporate accounting and financial reporting processes and the audits of its financial statements. The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of our Audit Committee are currently Brian Bales, Adam DeWitt, Gregory Morrison, and Debbie Stein. Adam DeWitt is Chair of the Audit Committee. All committee members qualify as independent directors for audit committee purposes under the applicable NYSE listing standards, SEC rules and NI 52-110. The Board has determined that all current members of the Audit Committee are "financially literate" as interpreted by the Board in its business judgment. The Board has further determined that Adam DeWitt qualifies as an "audit committee financial expert," as defined in the applicable rules of the SEC. The Audit Committee held five meetings during 2024. Each of our incumbent directors on the Audit Committee attended all meetings of the committee that occurred following the time of their appointment to the committee.

Information regarding the relevant education and experience of the members of the Audit Committee, as required under NI 52-110, is disclosed, under "Proposal One: Election of Directors — Information Concerning the Nominees to the Board of Directors."

The Audit Committee Charter establishes the Audit Committee and sets out its duties and responsibilities. The Audit Committee reviews and reassesses the adequacy of the Audit Committee Charter on an annual basis and, if appropriate, proposes changes to the Board. The Audit Committee Charter was most recently updated in November 2023. The Audit Committee Charter is available on our website at investor.rbglobal.com. For further information on our Audit Committee and related matters, including the Report on Audited Financial Statements, see "Proposal Two: Appointment of Ernst & Young LLP" on page 43.

The Audit Committee meets periodically with our independent accountants and management to review the scope and results of the annual audit and to review and discuss our financial statements and related reporting matters prior to the submission of the financial statements to the Board. In addition, the Audit Committee meets with the independent auditors on at least a quarterly basis to review and discuss the annual audit or quarterly review of our financial statements.

## Compensation Committee

The Board has established a Compensation Committee, the current members of which are Michael Sieger, Timothy O'Day, Gregory Morrison and Carol Stephenson. Michael Sieger is Chair of the Compensation Committee. The Board has determined that the committee members qualify as independent directors for compensation committee purposes under the applicable NYSE standards and NI 58-101 and as non-employee directors under the SEC rules. The Compensation Committee held five meetings during 2024.

The Compensation Committee reviews and assesses its charter at least annually and, if appropriate, proposes changes to the Board. The charter was most recently updated in November 2024. A copy of the charter is available on our website at investor.rbglobal.com.

The Compensation Committee, acting pursuant to its charter is responsible for, among other matters:

- recommending to the Board the Company's compensation philosophy for the Company's executive officers, and overseeing the implementation of the Company's compensation policies and programs;
- reviewing and approving corporate goals and objectives relevant to the CEO's compensation, evaluating the CEO's performance in light of those goals and objectives and determining, or recommending to the independent directors of the Board, the CEO's compensation based on this evaluation at least annually;
- reviewing the CEO's recommendations regarding annual compensation for the Company's other executives and approving such compensation;
- considering the implications of the risks associated with the Company's compensation policies, practices and programs and reporting to the Board annually regarding such considerations;
- reviewing and recommending to the Board for its approval and, where required, submission to the Company's shareholders, annual and long-term incentive and equity-based compensation plans for the Company's executive officers and others, relevant changes to such plans, and overseeing the administration of such plans.; and
- ensuring the development of a long-term succession plan for the CEO, and also ensuring that the Company has implemented a short-term or emergency succession plan to address any unexpected departure or lack of capacity to perform on the part of the CEO.

The Compensation Committee's charter allows the Compensation Committee to form and delegate authority to subcommittees and to delegate authority to one or more designated members of the Board or Company officers, provided that any such delegation complies with all applicable laws, regulations and stock exchange rules. See "Compensation Discussion and Analysis" on page 51 for additional discussion regarding the process and procedures of the Compensation Committee with respect to compensation.

## Nominating and Corporate Governance Committee

The Board has established a Nominating and Corporate Governance Committee, the current members of which are Carol Stephenson, Sarah Raiss and Tim O'Day. Carol Stephenson is Chair of the Nominating and Corporate Governance Committee. The Board has determined that the committee members each qualify as an independent director for nominating and corporate governance committee purposes under the applicable NYSE standards and NI 58-101. The Nominating and Corporate Governance Committee held three meetings during 2024.

The Nominating and Corporate Governance Committee reviews and assesses its charter at least annually and, if appropriate, proposes changes to the Board. The charter was most recently updated in November 2024. The charter is available on our website at investor.rbglobal.com.

The Nominating and Corporate Governance Committee, acting pursuant to its charter, serves the following purposes:

- to address Board succession issues and identify individuals qualified to become members of the Board, consistent with criteria approved by the Board;
- to select and recommend to the Board director and committee member candidates;
- to develop, update as necessary and recommend to the Board corporate governance principles and policies applicable to the Company, including the Corporate Governance Guidelines, and to monitor compliance with such principles and policies;
- to oversee the evaluation of the Board;
- to facilitate and encourage director orientation and continuing education;
- to review and recommend to the Board the structure and amount of Board compensation;
- to oversee management's identification and assessment of material environmental, social and governance issues facing the Company, and the approach taken by management to effectively manage such risks and issues; and
- to review and recommend for the Board's approval annual director and officer insurance policies.

Annually, the Nominating and Corporate Governance Committee follows a process designed to consider the election of directors, in accordance with the guidelines articulated in its charter and the Company's Corporate Governance Guidelines, including, if applicable, to seek individuals qualified to become new Board members for recommendation to the Board to fill any vacancies. In assessing the qualification of a candidate, the committee adheres to the director selection guidelines set forth in the committee's charter, which include, among other things:

- the candidate's personal and professional ethics, integrity and values;
- the candidate's training, experience and ability at making and overseeing relevant policies;
- the candidate's willingness and ability to devote the required time and effort to fulfill effectively the duties and responsibilities related to Board and committee membership and the candidate's willingness and ability to serve on the Board for multiple terms, if nominated and elected; and
- the candidate's independence under SEC, Canadian securities laws or applicable stock exchange rules on independence.

The Nominating and Corporate Governance Committee believes that having directors with, among other things, relevant professional experience, industry knowledge, functional skills and expertise, geographic experience and exposure, leadership qualities and public company board and committee experience is beneficial to the Board as a whole. Directors with such backgrounds can provide a useful perspective on significant risks and competitive advantages and an understanding of the challenges the Company faces. The Nominating and Corporate Governance Committee monitors the mix of skills and experience of directors and committee members to assess whether the Board has the appropriate tools to perform its oversight function effectively. With respect to nominating existing directors, the Nominating and Corporate Governance Committee reviews relevant information available to it and assesses their continued ability and willingness to devote the required time and effort to serve as a director, taking into consideration any other engagements they may have, including any other public boards on which they serve. The Nominating and Corporate Governance Committee also assesses each person's contribution in light of the mix of skills and experience the committee deems appropriate for the Board. The Nominating and Corporate Governance Committee takes into account the diversity objectives set forth in the Diversity Policy and Director Selection Guidelines discussed herein in addition to the relevant skills and experience required by the Board, in selecting candidates for filling Board vacancies and changing its composition.



With respect to considering nominations of new directors, including nominations by shareholders, the Nominating and Corporate Governance Committee identifies candidates based upon the criteria set forth above and in its charter. The Nominating and Corporate Governance Committee reviews selected candidates and makes a recommendation to the Board. The Nominating and Corporate Governance Committee may also seek input from other directors or from senior management when identifying candidates. There are no specific minimum qualifications required for nominees.

The Nominating and Corporate Governance Committee has the responsibility for establishing corporate governance guidelines and overseeing the evaluation and effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors. The Nominating and Corporate Governance Committee maintains and updates from time to time an inventory of the competencies, capabilities and skills of current non-executive Board members. The following matrix is used as a reference tool for the ongoing assessment of Board composition, to ensure that desired skills and attributes are considered as new Board members are being assessed and to identify any gaps in the competencies that are required to successfully advance the overall strategy of the Company.

| | General Business Skill | | | | | | Functional Experience | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Large Organization Experience | CEO Experience | Overseas Experience | Accounting Expertise | Health & Safety, Environment and Social Responsibility | Financial / Investment | Cybersecurity and Risk Oversight | Marketing | Organizational Structure | Sales | Strategic Planning | Commercial Equipment / Automotive Industries | Digital Transformation |
| Robert G. Elton | ● | ● | | ● | ● | ● | ● | | ● | | ● | ● | ● |
| Brian Bales | ● | | | ● | ● | ● | ● | | ● | ● | ● | ● | ● |
| Adam DeWitt | ● | ● | | ● | ● | ● | ● | ● | ● | ● | ● | | ● |
| Gregory B. Morrison | ● | ● | ● | ● | ● | ● | ● | | ● | | ● | ● | ● |
| Timothy O'Day | ● | ● | | ● | ● | ● | ● | ● | ● | ● | ● | ● | |
| Sarah Raiss | ● | | ● | | ● | ● | ● | | ● | | ● | ● | |
| Michael Sieger | ● | | | | | ● | | ● | ● | ● | ● | ● | ● |
| Debbie Stein | ● | | | ● | ● | ● | ● | | ● | | ● | | ● |
| Carol M. Stephenson | ● | ● | ● | | ● | ● | ● | ● | ● | ● | ● | ● | ● |

Pursuant to our by-laws, in addition to nomination of directors by or at the direction of the Board, shareholders may nominate director candidates pursuant to and in accordance with the provisions of the Company's by-laws, which includes advance notice provisions for nominations of directors by shareholders, and of the OBCA. The advance notice provisions in the Company's by-laws are described under ''Shareholder Proposals and Director Nominations'' on page 98.

The Nominating and Corporate Governance Committee does not have a formal policy on consideration of recommendations for candidates to the Board from registered shareholders. The Nominating and Corporate Governance Committee believes the evaluation of potential members of the Board is by its nature a case-by-case process, depending on the composition of the Board at the time, the needs and status of the business of the Company, and the experience and qualification of the individual. Accordingly, the Nominating and Corporate Governance Committee would consider any such recommendations on a case-by-case basis in its discretion, and, if accepted for consideration, would evaluate any such properly submitted nominee.

The Nominating and Corporate Governance Committee periodically reviews the Company's director compensation practices and recommends to the Board the form and amount of compensation and benefits for directors. The Nominating and Corporate Governance Committee from time to time retains independent consultants to provide advice regarding compensation for the directors of the Company. Please refer to the discussion of director compensation under ''Non-Executive Director Compensation'' on page 39.

## Other Committees

In addition to the standing committees of the Board described above, the Board may form ad hoc committees from time to time.

# OTHER MATTERS

## Legal Proceedings

We do not currently know of any material legal proceedings against us or any of our subsidiaries involving our directors, nominees for director, officers, affiliates or any owner of record or beneficial owners of more than 5% of our Common Shares or any of their respective associates, or in which any of these persons has a material interest adverse to us or any of our subsidiaries. We do not currently know of any legal proceedings that occurred during the past 10 years that are material to an evaluation of the ability or integrity of any of our executive officers, directors or nominees for director.

## Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, certain officers and persons who own 10% or more of our Common Shares to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Based solely upon the Company's review of SEC filings of such forms and written representations from such directors, officers and owners, the Company believes that during the fiscal year ended December 31, 2024, all Section 16(a) filing requirements applicable to such persons were timely satisfied.

# CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

No executive officer, director, or employee or former executive officer, director or employee of the Company or any of its subsidiaries, nor any proposed nominee for election as a director of the Company, nor any associate of any director, executive officer or proposed nominee, is, or at any time since January 1, 2024 has been, indebted to the Company or any of its subsidiaries or indebted to another entity where the indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries either for a purchase of securities or otherwise, other than "routine indebtedness" as defined in Form 51-102F5 adopted by the Canadian Securities Administrators.

In accordance with its charter, our Audit Committee is responsible for reviewing all related person transactions, including current or proposed transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. The Audit Committee does not currently have a written related party transaction policy but its practice is to consider relevant facts and circumstances in determining whether or not to approve or ratify such a transaction, such as: (i) the nature of the related person's interest in the transaction; (ii) the terms of the transaction; (iii) the relative importance (or lack thereof) of the transaction to the Company; (iv) the materiality and character of the related person's interest, including any actual or perceived conflicts of interest; and (v) any other matters the Audit Committee deems appropriate. Based on its consideration of all of the relevant facts and circumstances, the Audit Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the overall best interests of the Company. To identify any related person transaction, the Company requires each director and executive officer to complete a questionnaire each year requiring disclosure of any prior or proposed transaction with the Company in which the director, executive officer or any immediate family member might have an interest.

In addition, pursuant to our Corporate Governance Guidelines, if any actual or potential conflict of interest arises for a director, the director is expected to promptly inform the Board Chair and the CEO. If a significant conflict exists and cannot be resolved, the director is expected to resign. All directors are expected to recuse themselves from any discussion or decision affecting their personal business or interests.

Other than as disclosed in this Proxy Statement, since January 1, 2024, none of our directors, executive officers, nominees for director or beneficial owners of more than 5% of our Common Shares or any of their immediate family members was indebted to the Company or had a material interest in a transaction with the Company where the amount involved exceeded $120,000, nor are any such transactions currently proposed.

Other than as disclosed in this Proxy Statement, none of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the

Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2024 that has materially affected or would or could materially affect the Company or any of its subsidiaries.

Other than as disclosed in this Proxy Statement, none of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since January 1, 2024 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting. Other than as disclosed in this Proxy Statement, none of the directors or officers of the Company, no proposed nominee for election as a director of the Company, and none of the persons who have been directors or officers of the Company at any time since January 1, 2024, were appointed or selected pursuant to an arrangement or understanding between he or she and any other person.

There are no family relationships (by blood, marriage, or adoption, not more remote than first cousin) between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.



# NON-EXECUTIVE DIRECTOR COMPENSATION

The Nominating and Corporate Governance Committee periodically reviews the Company's director compensation practices and recommends to the Board the form and amount of compensation and benefits for directors. During fiscal 2023, the Nominating and Corporate Governance Committee undertook a review of the Company's Non-Executive Director compensation program that included an analysis of board compensation trends and a competitive assessment based on our peer group. Following this review, the Nominating and Corporate Governance Committee recommended and the Board approved changes to our Non-Executive Director compensation program to more closely align the program with competitive market data and trends. Effective as of the date of the Company's Annual and Special Shareholder Meeting on May 7, 2024, the annual retainer paid to non-executive directors, other than the Board Chair, was increased from $235,000 to $310,000 and the annual retainer paid to the Board Chair was increased from $345,000 to $410,000. The Chairs of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee receive an additional fee of $20,000, $15,000, and $15,000, respectively, which amounts remain unchanged from 2023.

Effective May 7, 2024, approximately 65% of the annual retainer paid to non-executive directors, including the annual fees paid to the Board Chair (but excluding fees for chairmanship of Board committees), are paid in the form of Restricted Share Units (''RSUs'').

Prior to that, since January 1, 2021, 55% of the annual Board retainers paid to non-executive directors, including the annual fees paid to the Board Chair (but excluding fees for chairmanship of Board committees), were paid in the form of Deferred Share Units (''DSUs''). For a discussion of RSUs, see ''Non-Executive Director Restricted Share Units'' on page 42 and for a discussion of DSUs, see ''Non-Executive Director Deferred Share Unit Plan'' on page 42.



# Non-executive Director Compensation Table

The table below sets out the compensation of the Company's non-executive directors for the year ended December 31, 2024.

| Non-Executive Director | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|
| Robert G. Elton | 160,504 | 337,718 | 38,573 | 536,795 |
| Brian Bales | 108,515 | 282,184 | 4,355 | 395,054 |
| Bill Breslin[6] | 49,811 | 66,860 | 843 | 117,514 |
| Adam Dewitt | 128,515 | 282,184 | 11,366 | 422,065 |
| Gregory B. Morrison[4] | 71,559 | 202,012 | 2,243 | 275,814 |
| Timothy O'Day | 108,515 | 282,184 | 4,355 | 395,054 |
| Eric Olsson[6] | 73,127 | 98,130 | 17,467 | 188,724 |
| Sarah Raiss | 108,515 | 282,184 | 23,525 | 414,224 |
| Michael Sieger | 123,515 | 282,184 | 4,355 | 410,054 |
| Jeffrey Smith[5] | 91,709 | 281,541 | 3,631 | 376,881 |
| Debbie Stein[4] | 71,559 | 202,012 | 2,243 | 275,814 |
| Carol M. Stephenson | 123,515 | 282,184 | 6,627 | 412,326 |

1. Represents total fees earned or paid in cash for service on the Board, including annual Board retainer, and the annual fee paid to the Board Chair and to the Committee Chairs.
2. The dollar amounts represent the grant date fair value of DSUs and RSUs granted in 2024, calculated in accordance with ASC 718, utilizing the assumptions discussed in Note 2 and Note 24 to our financial statements for the fiscal year ended December 31, 2024, without taking into account estimated forfeitures. The RSU and DSU grants are based on the 2024 compensation practices detailed above. For a discussion of RSUs, see "Non-Executive Director Restricted Stock Units" on page 42, and for a discussion of DSUs, see "Non-Executive Director Deferred Share Unit Plan" on page 42. DSUs are awarded quarterly in arrears. As noted above, the Company switched to granting RSUs effective May 7, 2024. Because DSU awards are granted in arrears, the final DSU grant occurred August 12, 2024. The number of RSUs and DSUs granted and the fair value on each grant date, calculated in accordance with ASC 718, are as follows:

| Non-Executive Director | March 4, 2024 | | May 13, 2024 | | August 12, 2024 | | May 15, 2024 | | DSUs & RSUs held as of December 31, 2024 |
|---|---|---|---|---|---|---|---|---|---|
| | Fair Value ($) | DSUs(#) | Fair Value ($) | DSUs(#) | Fair Value ($) | DSUs(#) | Fair Value ($) | RSUs(#) | |
| Robert G. Elton | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 257,546 | 3,387 | 35,835 |
| Brian Bales | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 202,012 | 2,657 | 4,856 |
| Adam Dewitt | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 202,012 | 2,657 | 11,166 |
| Gregory B. Morrison | — | — | — | — | — | — | 202,012 | 2,657 | 2,657 |
| Timothy O'Day | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 202,012 | 2,657 | 4,856 |
| Sarah Raiss | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 202,012 | 2,657 | 22,112 |
| Michael Sieger | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 202,012 | 2,657 | 4,856 |
| Jeffrey Smith | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 201,369 | 2,648 | 4,886 |
| Debbie Stein | — | — | — | — | — | — | 202,012 | 2,657 | 2,657 |
| Carol G. Stephenson | 34,710 | 456 | 34,602 | 447 | 12,893 | 165 | 202,012 | 2,657 | 6,901 |

3. All other compensation includes the value of additional RSUs and DSUs credited to non-executive directors during 2024 corresponding to dividends declared and paid by the Company on Common Shares during 2024 and reimbursement of expenses for tax advice. The value of such dividend equivalent RSUs and DSUs was calculated by multiplying the number of such additional RSUs and DSUs credited by the fair market value of a Common Share on the date the dividend was paid.
4. Elected a director on May 7, 2024.
5. Resigned on November 6, 2024.
6. Did not stand for re-election at the 2024 Annual Meeting and therefore ceased to be a director as of May 7, 2024.



# Ownership Guidelines

In January 2012, the Board adopted share ownership guidelines for the non-executive directors of the Company. The Board believes that share ownership aligns the interests of its directors with the interests of the Company's shareholders, promotes sound corporate governance and demonstrates a commitment to the Company. Effective January 2018, the Board amended its share ownership guidelines for the non-executive directors of the Company to require non-executive directors to hold Common Shares and/or DSUs with a combined value of not less than five times the cash portion of the annual fixed retainer paid to such directors. Unvested RSUs that are granted to Board members pursuant to the changes to the Non-Executive Director compensation program effective May 7, 2024 are not counted when calculating Board members' share ownership.

The following table sets out the applicable equity ownership guideline and equity ownership for each incumbent non-executive director.

| Non-Executive Director | Equity Ownership Guideline | | | Common Shares[1] (#) | DSUs[2] (#) | Total Value of Equity Ownership[3] ($) | Meets Share Ownership Requirement[4] |
| | Multiple of Retainer | Amount of Retainer ($) | Total Value of Equity Ownership Required ($) | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Robert G. Elton | 5x | 155,000 | 775,000 | 1,471 | 32,448 | 3,353,572 | Yes |
| Brian Bales | 5x | 110,000 | 550,000 | 6,400 | 2,199 | 850,183 | Yes |
| Adam DeWitt | 5x | 110,000 | 550,000 | 4,000 | 8,509 | 1,236,765 | Yes |
| Gregory B. Morrison | 5x | 110,000 | 550,000 | — | — | — | N/A[5] |
| Timothy O'Day | 5x | 110,000 | 550,000 | 1,500 | 2,199 | 365,720 | N/A[5] |
| Sarah Raiss | 5x | 110,000 | 550,000 | 1,410 | 19,455 | 2,062,923 | Yes |
| Michael Sieger | 5x | 110,000 | 550,000 | 3,036 | 2,199 | 517,584 | N/A[5] |
| Debbie Stein | 5x | 110,000 | 550,000 | — | — | — | N/A[5] |
| Carol M. Stephenson | 5x | 110,000 | 550,000 | 4,320 | 4,244 | 846,723 | Yes |

1. Represents the number of Common Shares held as of March 20, 2025.
2. Represents the number of DSUs and dividend equivalents credited to each non-executive director held as of March 20, 2025.
3. The total value of equity ownership is based on the closing price of the Common Shares on the NYSE on March 20, 2025, of $98.87 and includes the value of both Common Shares and DSUs.
4. The share ownership guidelines were implemented in January 2012 and updated effective January 2018.
5. Messrs. Morrison, O'Day, and Sieger, and Ms. Stein, are still within the timeframe allowed under the share ownership guidelines to reach the requisite holdings. It is anticipated that these Directors will meet their share ownership requirements withing the allotted timeframe of five years from the date on which they became a director.

# Non-executive Director Deferred Share Unit Plan

Between January 1, 2018 and December 31, 2020, 50% of the annual Board retainer paid to non-executive directors, including the annual fee paid to the Board Chair, was paid in the form of DSUs regardless of a director's current level of share ownership or whether a non-executive director had satisfied share ownership guidelines. Prior to January 1, 2018, a non-executive director on each quarterly date on which the annual Board retainer for the prior completed calendar quarter was payable could elect to receive a cash payment only if the share ownership guidelines were met. In 2020, the Board approved amendments to the DSU Plan pursuant to which, in respect of calendar years commencing on or after January 1, 2021, 55% of the annual Board retainer paid to non-executive directors, including the annual fee paid to the Board Chair, was paid in the form of DSUs regardless of a director's current level of share ownership or whether a non-executive director had satisfied share ownership guidelines. Effective May 7, 2024, the Board members no longer receive DSUs and instead receive RSUs. See "Non-Executive Director Compensation" on page 39 and "Non-Executive Director Restricted Share Units" below.

The annual Board retainers that had been paid in the form of DSUs as contemplated in the plan were payable, and were calculated and credited quarterly in arrears as follows:

- The number of DSUs credited to a director was calculated by dividing the dollar amount of the portion of the Board retainer to be paid in the form of DSUs by the volume weighted average price of the Common Shares reported by the NYSE for the twenty trading days immediately preceding the date on which the DSUs were credited.

- DSUs were credited on the 65th day (or the next business day if the 65th day was not a business day) after the end of the quarter in relation to the portion of the annual Board retainer payable for any fourth calendar quarter and DSUs were credited on the 45th day (or next business day if the 45th day was not a business day) after the end of the quarter in relation to the portion of the annual Board retainer payable for any other calendar quarter.

Although DSUs vested immediately upon being granted under the DSU Plan, no amount is payable to the non-executive director holding the DSUs until the director ceases to be a director, following which the director will be entitled to receive a lump sum cash payment, net of any applicable withholdings, equal to the number of DSUs held multiplied by the fair market value of one Common Share (determined as described above) as of the 24th business day after the first publication of the Company's interim or annual financial statements and management's discussion and analysis for the fiscal quarter of the Company next ending following the director ceasing to hold office. Additional DSUs are credited under the DSU Plan corresponding to dividends declared on the Common Shares. DSUs are considered equivalent to Common Shares for purposes of determining whether a director is complying with or satisfying share ownership guidelines.

# Non-executive Director Restricted Share Units

Effective May 7, 2024, approximately 65% of the annual retainer paid to non-executive directors, including the annual fees paid to the Board Chair (but excluding fees for chairmanship of Board committees), is paid in the form of RSUs. For fiscal year 2024, on the date of the Company's Annual and Special Shareholder Meeting on May 7, 2024, each eligible non-executive director was granted an award of RSUs covering a number of shares having a grant date fair value equal to: (i) with respect to non-executive directors other than the Chair, $200,000, and (ii) with respect to the Chair of the Board, $255,000 (each, the "Annual Award"). The shares underlying the Annual Award vest on the earlier of (i) the one-year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the annual general meeting of our shareholders next following the date the Annual Award is granted, subject to continued service through the applicable vesting date. A director may elect to defer receipt of these RSUs until completion of Board service. Directors receive dividend equivalents on the RSUs to the extent the RSUs vest.





# PROPOSAL TWO: RE-APPOINTMENT OF ERNST & YOUNG LLP

## Overview

We are asking our shareholders to re-appoint Ernst & Young LLP (United States) as our auditor until the next annual meeting of the Company and that the Audit Committee be authorized to fix their remuneration. Ernst & Young LLP (United States) was first appointed as our independent registered public accounting firm by our shareholders at our 2024 annual general and special meeting following the election by Ernst & Young LLP (Canada) to not stand for re-appointment due to the relocation of our principal executive offices from Burnaby, British Columbia, Canada to Westchester, Illinois, United States. Ernst & Young LLP (Canada) previously audited our financial statements from 2013 through the fiscal year ended December 31, 2022.

The affirmative vote of a majority of votes cast by shareholders present or represented by proxy at the Meeting is required for the re-appointment of Ernst & Young LLP (United States) as our independent registered public accounting firm. For purposes of this proposal, abstentions will not be counted as votes cast in determining the number of votes necessary for the re-appointment of Ernst & Young LLP (United States) as our independent registered public accounting firm.

## Fees Billed by Independent Auditors

The fees billed to us by Ernst & Young LLP (United States), our independent auditor, in each of the last two fiscal years are set forth in the following table. All services and fees, including tax service fees, were pre-approved by the Audit Committee.

| | Year Ended December 31 | |
|---|---|---|
| **Item** | **2024** | **2023** |
| Audit Fees[1] | $4,116,415 | $4,586,871 |
| Audit-Related Fees[2] | $24,350 | $24,074 |
| Tax Fees[3] | $95,482 | $337,559 |
| All Other Fees[4] | — | $155,200 |
| **Total** | **$4,236,247** | **$5,103,704** |

1. "Audit fees" represents fees (including out-of-pocket expenses) for the audit of our annual financial statements and review of our quarterly financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements, including accounting consultations, comfort letters, consents, and assistance with and review of documents filed with the SEC. In the prior year, this also included the audit of the IAA acquisition and other material events and transactions, and in the current year included statutory audits for twelve foreign country subsidiaries outside of the United States.
2. "Audit-related fees" represents fees for services reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported under audit fees, and in both years relates to an agreed-upon procedures report for a local government grant in Canada.
3. "Tax fees" represents fees for tax advisory services.
4. "Other fees" represents fees for various services other than the services reported in audit fees, audit-related fees and tax fees, which in the prior year was for a cybersecurity assessment.

## Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee is responsible for the selection, appointment, and retention of the independent auditor, subject to annual shareholder approval, and evaluation and, where appropriate, replacement of the independent auditor. In addition, the Audit Committee approves the compensation of the independent auditor. The Audit Committee also has responsibility for pre-approving the retention of the independent auditor for all audit and non-audit services the independent auditor is permitted to provide the Company and approve the fees for such services, other than any de minimis non-audit services allowed by applicable law or regulation. The Audit Committee is required to pre-approve all non-audit related services performed by the auditors. The Audit Committee's pre-approval policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by the auditors are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services. For 2023 and 2024, all of the services related to amounts billed by the Company's external accountants were pre-approved by the Audit Committee.

## Recommendation of the Board

 The Board recommends a vote **"FOR"** the re-appointment of Ernst & Young LLP (United States) as the Company's auditor until the next annual meeting of the Company and the authorization of the Audit Committee of the Board to fix the auditor's remuneration.

## Report of the Audit Committee

To the Shareholders of RB Global, Inc.:

The Audit Committee reviewed and discussed with management and the Company's independent auditors the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. The Audit Committee has discussed with the independent registered public accountants the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC and considered the compatibility of non-audit services with the auditors' independence. In addition, the Audit Committee discussed the matters required to be discussed by the Auditing Standard No. 1301. The Audit Committee also has received the written disclosures and the letter from the independent accountant required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has also discussed with the independent accountant the accountant's independence. Based on the review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

**Audit Committee of the Board**

Adam DeWitt, Chair

Brian Bales

Gregory Morrison

Debbie Stein

## PROPOSAL THREE: NON-BINDING, ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

## Overview

The Board of Directors believes that the Company's operating success and shareholder value depend on the Company's leadership. Accordingly, our executive compensation program is designed to provide a competitive level of compensation necessary to:

- attract and retain the talent needed to lead our ongoing strategic transformation to grow the Company's business;

- incent executives and key employees to achieve the Company's goals, including long-term earnings growth and sustained value creation; and

- create commonality of interests among management, the Company's shareholders and other stakeholders.



In accordance with Section 14A of the Exchange Act and Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the following resolution, commonly known as a "Say on Pay" proposal, gives our shareholders the opportunity to vote to approve or not approve, on a non-binding, advisory basis, the compensation of our Named Executive Officers ("NEOs"). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and our compensation philosophy, policies and practices, as disclosed in the "Compensation Discussion and Analysis" beginning on page 51. Shareholders are currently given an opportunity to cast an advisory vote on this topic annually, with the next shareholder advisory vote after the Meeting expected to occur at the 2026 Annual Meeting of Shareholders.

While this vote is advisory in nature and therefore not binding on us, or our directors, we value the opinions of all our shareholders and will carefully consider the outcome of this vote when making future compensation decisions for our NEOs.

We encourage our shareholders to read the "Compensation Discussion and Analysis", which explains specifically how, what and why we pay our executives, and will equip shareholders to cast an informed vote.

Our Board believes that our compensation program appropriately links executive pay to achievement of corporate goals, properly aligns management and shareholder interests, and is fair, reasonable and competitive relative to market practice. We therefore recommend that shareholders vote in favor of the following resolution:

**"RESOLVED, that the compensation paid to the Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the executive compensation tables and the accompanying narrative discussion in the proxy statement of the Company, dated March 24, 2025, is hereby approved."**

## Recommendation of the Board



The Board recommends a vote **"FOR"** the adoption of the above resolution indicating approval of the compensation of the Company's NEOs.

# PROPOSAL FOUR: CONFIRMATION AND APPROVAL OF THE A&R RIGHTS PLAN

## Overview

At the Meeting, shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution ratifying, confirming and approving the second amended and restated shareholder rights plan agreement between the Company and Computershare Investor Services Inc., as rights agent (the "Rights Agent") dated February 24, 2025 (the "A&R Rights Plan"), which amends and restates the amended and restated shareholder rights plan agreement between the Company and the Rights Agent dated February 28, 2019 (the "Prior Rights Plan"). The Prior Rights Plan was ratified, confirmed and approved by the Company's shareholders at the annual and special meeting in 2019, and reconfirmed at the annual and special meeting in 2022.

The amendment and restatement of the Prior Rights Plan is to reflect the Company's name change from Ritchie Bros. Auctioneers Incorporated to RB Global, Inc., and the Company's continuation from a corporation organized under the *Canada Business Corporations Act* to a corporation organized under the OBCA. The A&R Rights Plan does not differ materially from the Prior Rights Plan.

If the A&R Rights Plan is not ratified, confirmed and approved by shareholders at the Meeting, it will terminate and the Rights issued under it will be void. The A&R Rights Plan must be reconfirmed by the Company's shareholders at every third annual meeting of shareholders of the Company.

The A&R Rights Plan has three main fundamental objectives:

- to provide the Board time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;

- to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and

- to give adequate time for shareholders to properly assess a take-over bid without undue pressure.



The Board has considered the terms of recently adopted or amended shareholder rights plans and the experience of other Canadian public companies in the context of an actual take-over bid where a shareholder rights agreement was in place, and has determined that it is in the best interests of the Company to amend and restate the Prior Rights Plan. The A&R Rights Plan is designed to maximize shareholder value and protect shareholders interests in the event of an acquisition that may result in a change of control. The A&R Rights Plan is not intended to prevent take-over bids that treat shareholders fairly, and the A&R Rights Plan has not been adopted in response to any specific proposal to acquire control of the Company.

## Summary of the Principal Terms of the A&R Rights Plan

The following is a summary of key terms of the A&R Rights Plan. This summary is qualified in its entirety by reference to the full text of the A&R Rights Plan, which is attached to this Proxy Statement as Appendix B and is marked to show changes from the Prior Rights Plan. Capitalized terms not otherwise defined in this summary have the meanings ascribed thereto in the A&R Rights Plan.

### Issue of Rights

On February 22, 2007, the Company declared the issuance of one Right in respect of each Common Share issued after February 22, 2007 (the ''Record Time''). The Company will issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the A&R Rights Plan or termination of the A&R Rights Plan as described below. The Company's articles currently authorize the Company to issue an unlimited number of Common Shares. Accordingly, the maximum number of Rights the Company may issue under the A&R Rights Plan is also unlimited. A total of 185,122,965 Rights were outstanding as of March 20, 2025.

### Rights certificates, trading and transferability

Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separate from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.

### Acquiring Person

An Acquiring Person is a person that Beneficially Owns (as defined in the A&R Rights Plan) 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person that becomes the Beneficial Owner (as defined in the A&R Rights Plan) of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of, among other things:

- specified acquisitions of securities of the Company;

- acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below);

- specified distributions of securities of the Company; and

- certain other specified exempt acquisitions.

An Acquiring Person also does not include any person that owned 20% or more of the outstanding Common Shares at the Record Time; provided, however, that this exception shall cease to be applicable if that person increases its percentage interest in the Common Shares by more than 1% other than pursuant to one of the previously mentioned transactions, as well as if that person ceases to own 20% or more of the outstanding Common Shares at any time after the Record Time.

### Separation Time

Rights are not exercisable before the Separation Time. ''Separation Time'' means, subject to certain exceptions, the close of business on the tenth trading day after the earliest of:

- the first date of public announcement that a person has become an Acquiring Person, as defined above (the ''Stock Acquisition Date'');

- the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid, as defined in the A&R Rights Plan (other than a Permitted Bid or a Competing Permitted Bid, as defined below), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company's outstanding Common Shares; and



- the date on which a Permitted Bid or Competing Permitted Bid ceases to be such; or such later time as may be determined by the Board, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Exercising Rights at such time until the tenth trading day after the first public announcement of the occurrence of a ''Flip-in Event'' (as described below) will entitle the holder to purchase one Common Share at the exercise price (the ''Exercise Price''), which shall equal three times the market price per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the A&R Rights Plan.

## Exercise of Rights

After the close of business on the tenth trading day after the first public announcement of the occurrence of a ''Flip-in Event'', which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares equal to twice the Exercise Price. However, any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.

Until a Right is exercised, the holder of the Right will have no rights as a Company shareholder solely with respect to that Right.

In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding $10.00. Acquisitions that require shareholder approval or for which the Board has waived application of the A&R Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute ''Flip-in Events''.

Upon any due exercise of Rights, the Company will receive consideration equal to the aggregate Exercise Price of the Rights. Due to the uncertainty of whether a Flip-in Event and any exercise of Rights will occur, the amount of the consideration and the intended use for such consideration is indeterminable at this time.

## Permitted Bids

Under the A&R Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be ''Permitted Bids''. Permitted Bids are offers to acquire Common Shares made by way of a take-over circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

- the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);

- the bid provides that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

- the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 105 days following the date of the take-over bid or such shorter period that a take-over bid that is not exempt from the general take-over bid requirements of applicable Canadian securities laws must remain open for deposits of securities thereunder, in the applicable circumstances at the time;

- the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for;

- the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in the second bullet point above; and

- the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten business days from the date of such announcement for the deposit and tender of additional Common Shares.

A ''Competing Permitted Bid'' is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of ''Permitted Bid'' except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the minimum number of days the take-over bid must remain open for deposits of securities thereunder pursuant to applicable Canadian securities laws after the commencement of the Competing Permitted Bid.



### Protection against dilution

The A&R Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding common shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.

### Redemption

At any time prior to the occurrence of a Flip-in Event, the Board may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.000001 per Right, subject to adjustment.

### Waiver

The Board, acting in good faith, may waive application of the A&R Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the A&R Rights Plan for a particular bid, it will be deemed to have waived the A&R Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid. If the Board proposes such a waiver, the Board may extend the Separation Time to a date after but not more than ten business days after the meeting of shareholders called to approve such waiver.

The Board may also waive the application of the A&R Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Company's outstanding Common Shares, generally within 14 days of the Board making such determination.

### Amendments

Except for minor amendments to correct any clerical or typographical errors and amendments to maintain the validity of the A&R Rights Plan as a result of a change of law or regulatory requirements, majority shareholder approval is required for amendments to the A&R Rights Plan before the Separation Time, after which the approval of holders of Rights is required.

### Term

If the A&R Rights Plan is not reconfirmed at the Meeting, it will automatically terminate and the Rights issued under it will become void. If the A&R Rights Plan is reconfirmed at the Meeting, it will expire at the termination of the Company's annual meeting in 2028 unless extended upon reconfirmation. For the term of the A&R Rights Plan to be extended, the A&R Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at every third annual meeting of shareholders of the Company.

### Exchange Controls

There is no limitation under the laws of Canada or in our organizational documents on the right of foreigners to hold the Rights, except that the A&R Rights Plan provides that neither the Company nor the Rights Agent will be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States of America, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

### Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ''Tax Act'') and the regulations thereunder (the ''Regulations'') generally applicable to a beneficial owner of Common Shares of the Company (a Holder) of acquiring Rights pursuant to the A&R Rights Plan.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the ''Tax Proposals'') which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the Company's understanding of the current published administrative policies of the Canada Revenue Agency.

This summary assumes that the Tax Proposals will be enacted in the form proposed, and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or any changes in administrative policy. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein. This summary does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an acquisition of Rights. This summary is of a general nature only and is not intended



to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them of acquiring, holding, exercising or otherwise disposing of Rights based on their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

The Company will not be required to include any amount in income for purposes of the Tax Act as a result of the issuance of Rights. Pursuant to the Tax Act, the acquisition by a Holder of a Right would not give rise to a taxable benefit to a Holder, and would not be subject to withholding tax, provided that identical rights have been conferred on all other owners of Common Shares at that time. In this regard, although such rights may be conferred on all owners of Common Shares, Rights may become void in the hands of certain Holders upon the occurrence of certain triggering events (such as a Flip-in Event). As a result, it is not entirely clear whether or not the issuance of Rights could give rise to a taxable event for purposes of the Tax Act. In any case, however, provided that the Rights do not have a monetary value at the time of their issuance, no amount would be includable in income of a Holder, or subject to withholding tax, pursuant to the Tax Act by reason of acquisition of Rights. The Company considers the Rights, at the time of issuance, will have no monetary value given that there is only a remote possibility that the Rights will ever be exercised.

The foregoing does not address the Canadian income tax consequences of other events such as the separation of Rights from the Common Shares, the occurrence of a Flip-in Event.

A Holder could be required to include an amount in computing income or be subject to withholding tax pursuant to the Tax Act if the Rights become exercisable or are exercised. A Holder may be subject to tax under the Tax Act in respect of the proceeds of disposition of Rights.

## Eligibility for Investment

Based on the current provisions of the Tax Act and the Regulations, the Rights will be a qualified investment under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan (RRSP), registered retirement income fund (RRIF), tax free savings account (TFSA), registered education savings plan (RESP), registered disability savings plan (RDSP), and first home savings account (FHSA), as those terms are defined in the Tax Act (collectively, Registered Plans) or a deferred profit sharing plan (DPSP) (as defined in the Tax Act), provided that: (i) the Company qualifies as a ''public corporation'' other than a ''mortgage investment corporation'' (as defined in the Tax Act); and (ii) neither the Company, nor any person with whom the Company does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under such Registered Plan or DPSP, as applicable.

Notwithstanding that the Rights may be a qualified investment for a Registered Plan, if the Right is a prohibited investment within the meaning of the Tax Act for a Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. A Right will generally not be a prohibited investment for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm's length with the Company for the purposes of the Tax Act, and (ii) does not have a significant interest (as defined in the Tax Act) in the Company. Holders should consult their own tax advisors with respect to the prohibited investment rules having regard to their particular circumstances.

## United States Federal Income Tax Consequences

The following discussion generally summarizes certain United States federal income tax consequences of the issuance of Rights. This discussion is not intended to be, nor should it be construed to be, legal or tax advice. This summary is not exhaustive of all possible United States federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any state, local or foreign income tax considerations. This summary is of a general nature only and holders of common shares should consult their own tax advisors with respect to their particular circumstances.

Because the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the A&R Rights Plan should not give rise to the realization of gross income by any holder of Common Shares for United States federal income tax purposes. Where Rights are disposed of (other than on the exercise thereof), either separately or by virtue of the disposition of the Common Shares to which they are attached, holders thereof may be subject to tax in respect of the proceeds, if any, allocable to such Rights.

The foregoing does not address the United States federal income tax consequences of other events, such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. Shareholders may recognize gross income for United States federal income tax purposes in connection with these events. Shareholders are encouraged to consult their own tax advisors if they have questions with respect to such tax consequences and their personal circumstances.



# Recommendation of the Board

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following ordinary resolution ratifying, confirming and approving the A&R Rights Plan:

BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company that:

1. The Second Amended and Restated Shareholder Rights Plan Agreement made between the Company and Computershare Investor Services Inc., as rights agent, dated February 24, 2025 (the "A&R Rights Plan"), is hereby ratified, confirmed and approved.

2. Any one or more of the directors or officers of the Company are hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such persons or persons opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and to give effect to the A&R Rights Plan, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing by such person or persons."

 The Board recommends a vote **"FOR"** the ordinary resolution ratifying, confirming and approving the A&R Rights Plan.

## A Letter from the RB Global Compensation Committee Chair

Dear Fellow Shareholders,

As the Chair of the Compensation Committee, I am pleased to present the Compensation Discussion and Analysis (CD&A) section of our proxy statement. This section provides a comprehensive overview of our executive compensation philosophy, policies, and practices and how they align with the long-term interests of our shareholders.

In the past year, we have continued to refine our compensation programs to ensure they are competitive, performance-based, and aligned with our strategic objectives. Our goal is to attract, retain, and motivate top talent while driving sustainable growth and value creation for our shareholders.

The Compensation Committee remains committed to maintaining a transparent and rigorous approach to executive compensation. We regularly review and adjust our compensation practices to reflect market trends, shareholder feedback, and the evolving needs of our business.

We believe that our executive compensation program effectively balances short-term performance incentives with long-term value creation. By aligning the interests of our executives with those of our shareholders, we aim to foster a culture of accountability and high performance.

Under the leadership of our CEO, Jim Kessler, we are pleased with the progress the leadership team has achieved as demonstrated by the Company's strong financial performance and shareholder returns in 2024.

To support our growth strategy and position RB Global as an omnichannel marketplace for commercial assets and vehicles, we welcomed several new executive leaders in 2024:

- Eric Guerin, our Chief Financial Officer, brings a proven record of working closely with the sales and operational teams to drive profitable growth and market share gains, including at logistics and SaaS technology services companies serving the automotive and heavy equipment industries.

- Nancy King, our Chief Technology Officer, offers extensive information technology and transformational experience from a leading Fortune 100 retailer, where she led product engineering, tech strategy and talent development, deepening customer engagement and expanding market share.

- Steve Lewis, our new Chief Operations Officer, contributes his diverse experience in scaling efficient logistics and supply management operations, including operational processes, technology and safety standards, across 120+ distribution centers and various industries such as industrial, manufacturing and automotive.

As part of the Board's focus on strong risk management, we have formalized succession planning as a key responsibility under the Compensation Committee, which was previously overseen by the Nominating and Corporate Governance Committee. This move integrates succession planning into the broader talent management strategy oversight, ensuring leadership development aligns with our long-term organizational priorities.

To refresh the Committee's composition and reflect a greater diversity of perspectives, the Board appointed Gregory Morrison and Timothy O'Day to the Committee, effective May 8, 2024. Both Gregory and Timothy have extensive experience in leading high-performing teams and driving strategic initiatives, which is invaluable in supporting the continued evolution of our compensation program and ensuring our ability to attract, retain and incentivize top talent.

We encourage you to review the Compensation Discussion & Analysis section that further details how we viewed 2024 compensation decisions and factors that informed them.

On behalf of the Compensation Committee, we thank you for your continued investment and support.

Sincerely,

Michael Sieger
Chair, Compensation Committee
(On behalf of the entire Compensation Committee)

# Executive Compensation

The Compensation Discussion and Analysis included in this Proxy Statement provides information about the compensation for our NEOs in 2024, including an analysis of the overall objectives of our compensation program for the year and each element of compensation provided.

### Recent Management Changes

The Company experienced several key leadership changes in 2024. In December 2023, the Company announced it had hired Eric Guerin as its new Chief Financial Officer. Mr. Guerin started in his CFO role on January 15, 2024. Nancy King joined the Company as Chief Technology Officer on June 3, 2024. Steve Lewis joined the Company as Chief Operations Officer on September 3, 2024.

### Named executive officers

| | | |
|---|---|---|
| James Kessler | Chief Executive Officer | Appointed August 2023 |
| Eric Guerin | Chief Financial Officer | Appointed January 2024 |
| Jeff Jeter | Chief Revenue Officer | Appointed September 2023 |
| Nancy King | Chief Technology Officer | Appointed June 2024 |
| Steve Lewis | Chief Operations Officer | Appointed September 2024 |
| Megan Cash[1] | Former Principal Finance and Accounting Officer | Through January 30, 2024 |

1.  Ms. Cash joined the Company as Vice President, Corporate Finance in July 2018 and was promoted to Senior Vice President, Global Control & Corporate Finance in 2020. She was appointed the Company's Principal Finance and Accounting Officer on August 1, 2023 and served in that capacity until January 30, 2024. Ms. Cash's last day of employment with the Company was May 31, 2024.



# Compensation Overview

## Compensation governance and best practices

| WHAT WE DO |
|---|

 Provide short-term and long-term incentive plans with performance targets aligned to business goals

 Maintain a Compensation Committee composed entirely of independent directors who are advised by an independent compensation consultant

 Require stock ownership for all senior leaders

 Directors and members of management, including members of our Compensation Committee and our Independent Chair, engage with shareholders and other stakeholders on various topics, including our compensation program and philosophy

 Include non-competition and non-solicitation terms in all employment agreements with senior leaders, where permitted by law

 Maintain an Insider Trading Policy requiring directors, executive officers, and all other senior leaders to trade only during pre-established periods after receiving preclearance from our Chief Legal Officer

 Have only double trigger (change in control and termination of employment) accelerated vesting provisions in the event of a change in control

 Complete an annual risk review evaluating incentive compensation plans

 Require short-term cash and long-term equity awards for all executive officers to be subject to clawback and cancellation provisions

| WHAT WE DON'T DO |
|---|

 Provide gross-up payments to cover personal income taxes or excise taxes pertaining to executive severance benefits

 Pay above-market interest on deferred compensation in retirement plans

 Allow any director or employee to engage in hedging or pledging of our securities, including those received as compensation

 Reward executives for excessive, imprudent, inappropriate, or unnecessary risk-taking

 Allow the repricing, spring-loading, or backdating of equity awards

 Guarantee incentive payouts from short-term or long-term incentive awards



# Shareholder Engagement

The Company views shareholder engagement as a continuous process and annually seeks feedback directly from our shareholders. In 2024, we engaged our top 50 shareholders, and many more beyond that. Through these discussions, we received helpful feedback regarding our executive compensation program, and the Compensation Committee's decision to further drive accountability and reinforce our growth strategy.

The Compensation Committee seeks to align the Company's executive compensation program with the interests of the Company's shareholders. The Compensation Committee considers the results of the annual Say-on-Pay vote, the long-term vision and strategic goals of the Company, input from management, input from its independent compensation consultant, and investor engagement feedback when setting and developing compensation plans for our executives. In 2024, 89.3% of the votes cast were voted in favor of our executive compensation program. The Compensation Committee believes that these results indicate that our shareholders generally approve of the structure of our executive compensation program. In light of the results of the advisory Say-on-Pay votes for 2022 and 2023, the Compensation Committee structured executive compensation for 2024 in a manner that was generally consistent with those executive compensation programs, but included a different mix of equity awards.

We considered shareholder feedback in evaluating our Long-term Incentives ("LTI") design for 2024. During our discussions with shareholders, we received feedback on the performance metrics used for our performance-based LTI awards. Specifically, while a number of our shareholders agree with the Compensation Committee that the measures we use are the best measures to ensure accountability of our senior executives and focus on cash generation to support the Company's strategy, some shareholders have asked us to consider using additional or different performance measures for our LTI awards. In 2023 (and continuing on for 2024), the Compensation Committee considered shareholder feedback regarding performance-based LTI awards, and determined that the performance metrics would be better aligned to both an internal metric as well as a shareholder return metric, which supports our objectives of motivating our executives to drive shareholder value, as well as recruiting and retaining top talent in our industry.

# Compensation Program – Key Elements

### ▶ 2024 STI and 2024 LTI Overview

The 2024 Short-Term Incentive Plan (the "2024 STI") focused leadership on three key financial measures. The total potential payout for the STI ranged from 0% to 200% based on performance against objective, pre-established targets with payout to occur only if threshold performance of at least one financial measure was met. The performance measures for the 2024 STI were Agency Proceeds, Operating Free Cash Flow ("OFCF"), and Adjusted EBITDA. These metrics are all non-GAAP measures. For a description of each, see Appendix A to this Proxy Statement.

Consistent with market practices, the 2024 Long-Term Incentive Plan (the "2024 LTI") was designed to shift away from the use of stock options and to align the interests of our most senior leaders with those of shareholders in share price appreciation through the use of restricted stock units ("RSUs") (25% of total annual LTI) and performance share units ("PSUs") (75% of total annual LTI at target) that are earned only if objective, pre-determined performance measures that drive long-term results are achieved.

The performance measures for the PSUs are equally weighted between Earnings Compound Annual Growth Rate ("CAGR") and relative total shareholder return ("rTSR") against the Russell 3000 Index, and performance payouts are capped at 200% of target. If absolute TSR performance is negative, payout for the rTSR metric is capped at 100% of target. The total payout for performance ranges from 0% to 200% based on performance against the objective, pre-established targets. At least one financial measure must be met for any portion of the PSUs to be earned and vested. Earnings CAGR is a non-GAAP measure. For a description of Earnings CAGR, see Appendix A to this Proxy Statement.

We believe that focusing performance on Agency Proceeds, Adjusted EBITDA, and OFCF in the short-term, combined with measuring Earnings CAGR and rTSR in the long-term, provides direct alignment of our executive compensation program with the interests of our shareholders and focuses senior leaders on making the investments that will provide profitable long-term growth.



## ▶ Peer group

The Compensation Committee annually reviews the peer group for compensation benchmarking comparisons and makes updates as needed to align with established criteria and Company strategy. We do not limit the peer group to our industry alone because we believe compensation practices for NEOs at other large U.S.-based multinational companies affect our ability to attract and retain diverse talent around the globe.

The Compensation Committee considers the following factors when selecting the peer group used to inform target compensation levels for our NEOs:

| Qualitative Criteria | Quantitative Metrics | Considerations Unique to RB |
|---|---|---|
| **Growth companies that:**<br>• have global auction/ marketplace operations<br>• serve a similar customer base or customers for the equipment we auction<br>• compete for a similar talent pool | **We focus on the following financial metrics:**<br>• revenue<br>• market capitalization<br>• operating income<br>• cash flow<br>• adjusted EBITDA<br>• gross margins | • Gross Transaction Value*— which we compare to peers as a multiple of their revenue<br>• no direct peers<br>• infrastructure complexities |

 

\* Gross Transaction Value is a measure of operational performance. For a description of Gross Transaction Value, see Appendix A: Selected Definitions of Operational and Financial Performance.

Based on the quantitative, qualitative and unique considerations described above, the Compensation Committee selected the following peer group for 2024 compensation benchmarking purposes. In 2024, three additional companies (Carvana, Workday, and TransUnion) were added to the peer group:

| Peer Group | | |
|---|---|---|
| Carvana Co. (CVNA) | Expedia Group, Inc. (EXPE) | TripAdvisor, Inc. (TRIP) |
| Copart, Inc. (CPRT) | Fair Isaac Corporation (FICO) | Verisk Analytics, Inc. (VRSK) |
| CoStar Group, Inc. (CSGP) | Match Group, Inc. (MTCH) | WillScot Holdings Corporation (WSC) |
| eBay Inc. (EBAY) | OPENLANE, Inc. (KAR) | Workday, Inc (WDAY) |
| Etsy, Inc. (ETSY) | TransUnion (TRU) | Zillow Group, Inc. (Z) |

## ▶ How we use benchmarking data to assess compensation

We benchmark pay practices and compensation levels against the proxy statement disclosures of our peer group. In addition, we use executive compensation surveys to benchmark relevant market data for executive positions and adjust this data to reflect the Company's size and market-expected compensation trends. Furthermore, the Compensation Committee reviews an analysis completed by its independent compensation consultant of the competitive position of each of our executives relative to its benchmark data.

We review each element of compensation compared with the market and generally target each element of our total direct compensation (base salary, STI, and LTI) for the executive group to be within a competitive range of the market median. An individual element or an individual's total direct compensation may be positioned above or below the market median due to a variety of considerations, such as specific responsibilities, experience, and performance.



▶ **How we plan compensation**

| RB Management | Consultant to the Compensation Committee | Compensation Committee |
|---|---|---|
| • Makes recommendations regarding compensation structure and design<br><br>• Provides input on individual performance and results against key business goals<br><br>• Provides additional information as requested | • Assists with peer group selection and analysis<br><br>• Advises the Committee on competitive benchmarking pay levels, practices and governance trends<br><br>• Reviews and advises on recommendations, plan design and measures | • Approves plan design, metrics, goals and overall incentive compensation funding levels and peer group<br><br>• Approves individual targets and actual compensation for our executive team<br><br>• Ensures alignment and integration of RB's strategic goals into the executive compensation program |

Our incentive plans are designed to optimize long-term financial returns for our shareholders and reward our NEOs for delivering on the Company's strategy. The 2024 performance-based structure incorporated short-term and long-term incentives tied to financial measures to drive Company performance for fiscal year 2024 and beyond. The Compensation Committee believes a majority of the compensation opportunity should be performance-based and at risk to align the interests of executives with those of shareholders. The full Board is involved in the design and approval of CEO compensation.

### Target Compensation Mix for the CEO



- 6% Base Salary
- 8% Short Term Incentive
- 86% Long Term Incentive
- 94% Total at Risk Compensation

### Average Target Compensation Mix for the Other Current NEOs



- 14.2% Base Salary
- 71.4% Long Term Incentive
- 14.4% Short Term Incentive
- 85.8% Total at Risk Compensation

### Compensation Principles

The compensation provided to our senior leaders is guided by a pay-for-performance philosophy and the following principles:

**Align with Shareholders** – Compensation paid should align directly with the long-term interests of our shareholders, and our executives should share with them in the performance and value of our Common Shares.

**Enable Company Strategy** – Compensation should be based on challenging Company performance and strategic goals, which are within our executives' control, and reward performance aligned with the Company's strategy, values, and expected behaviors.

**Market Competitive** – Target compensation should have an appropriate mix of short-term and long-term pay elements and should be competitive with that paid to individuals at peer group companies so that it attracts, motivates, and retains talent.

**Avoid Excessive Risk Taking** – Compensation structure should avoid incentivizing unnecessary and excessive risk taking.

**Simple Design** – Compensation plans should be easy to understand and communicate, and minimize unintended consequences.



# Compensation Elements

▶ **Compensation structure**

The 2024 compensation structure is market competitive and includes the following pay elements:

| ELEMENT | PURPOSE | PERFORMANCE PERIOD | PERFORMANCE MEASURES | PAYOUT |
|---|---|---|---|---|
| **Base Salary** | Market-competitive base salary reflects contribution, background, knowledge, experience and performance | — | — | — |
| **STI** | Annual cash incentive based on achievement of Company financial and strategic goals | **One Year** January 1, 2024 December 31, 2024 | Agency Proceeds, OFCF, and Adjusted EBITDA | 0% – 200% |
| **PSUs** | Align leadership with long-term Company goals and shareholder interests | **Three-Years** January 1, 2024 December 31, 2026 | Earnings CAGR and Relative TSR | 0% – 200% |
| **RSUs** | Align leadership with shareholder interest in long-term share price | **Three-Year** Ratable Vesting | Share Price | — |

▶ **Perquisites and other compensation**

We provide perquisites and other compensation to our NEOs consistent with market practices. The following perquisites and other compensation were provided in 2024:

**Car Allowance** – NEOs are eligible to receive an annual car allowance. In addition, NEOs are eligible to use driver services provided by the Company in accordance with Company policies.

**Financial Counseling** – NEOs are eligible to receive tax preparation and compliance services, subject to an annual limit, when they are required to work outside of their country of residence. These services allow our NEOs to focus on Company business and ensure accurate personal tax reporting.

**Executive Well-being** – The health and wellness of our workforce is a priority, and all of our employees are encouraged to complete an annual physical. NEOs are eligible to receive a comprehensive wellness examination with an approved provider. These wellness visits promote employee well-being and enable employees to take appropriate steps in the event of illness or a medical condition that may impact their ability to perform their duties.



## ▶ 2024 Target compensation

Our target total direct compensation for each NEO in 2024 was as follows:

| Name | Base Salary ($) | STI Target (%) | STI Target ($) | Target Total Cash Compensation ($) | LTI Targets | | | Target Total Direct Compensation ($) |
|------|------|------|------|------|------|------|------|------|
| | | | | | PSUs[1] ($) | RSUs[1] ($) | Stock Options ($) | |
| James Kessler | 850,000 | 125% | 1,062,500 | 1,912,500 | 8,831,610 | 2,943,870 | 0 | 13,687,981 |
| Eric Guerin | 630,000 | 100% | 630,000 | 1,260,000 | 3,098,755 | 1,366,270 | 0 | 5,725,025 |
| Jeff Jeter | 600,000 | 125% | 750,000 | 1,350,000 | 2,137,535 | 712,486 | 0 | 4,200,021 |
| Nancy King | 600,000 | 80% | 480,000 | 1,080,000 | 1,625,127 | 874,970 | 0 | 3,580,097 |
| Steve Lewis | 650,000 | 100% | 650,000 | 1,300,000 | 1,718,582 | 906,279 | 0 | 3,924,861 |
| Megan Cash[2] | 264,234 | 60% | 158,540 | 422,774 | 0 | 0 | 0 | 422,774 |

1. The number of PSUs and RSUs awarded is determined by using the target PSU or RSU value, as applicable divided by the NYSE closing market price on the grant date.
2. Ms. Cash was paid in Canadian dollars. She was the Company's Principal Finance and Accounting Officer in 2024 until January 30, 2024, at which point Mr. Guerin was appointed Principal Financial Officer. Amounts reported are converted based on the average annual Canadian and U.S. dollar exchange rate of CA$1 to US$0.7288 for 2024. Her last day of employment with the Company was May 31, 2024.

# Performance Measures

## ▶ How we set performance targets

The Compensation Committee approves the performance measures for the STI and LTI annually. Target goals were set in consideration of the prior year results. The Compensation Committee reviews recommendations from management, receives input from its independent compensation consultant, evaluates the annual budget and mid-term business plan, and reviews prior year performance to approve value-creating goals tied to long-term shareholder value.

## ▶ 2024 STI performance measures

STI performance measures are linked to the Company's annual financial goals and strategic goals that drive our long-term strategy. The Compensation Committee annually reviews and approves STI performance measures that align with shareholders' interests.

STI awards, if any, are determined based on final Company financial performance and the Compensation Committee's assessment of performance against objective, pre-established targets. The 2024 STI targets were aligned to the Board-approved budget for the year.

The table below describes each STI performance measure for the 2024 STI, including its weighting, its target, and the leadership behavior each measure is intended to drive.

**2024 STI**

| STI Performance Measure[1] | Weight | Target | Leadership Behaviors |
|------|------|------|------|
| Agency Proceeds ($M) | 34% | $3,207.0 | Focus on revenue and driving growth |
| Operating Free Cash Flow ($M) | 33% | $449.0 | Focus on driving strong cash flow to invest in the business |
| Adjusted EBITDA ($M) | 33% | $1,261.0 | Focus on performance that emphasizes cost management and supports the Company's strategic goals |

1. Agency Proceeds, OFCF and Adjusted EBITDA are non-GAAP measures. For a description of these non-GAAP measures, see Appendix A: Selected Definitions of Operational and Financial Performance.



The potential payouts for each Company performance measure range from 0% to 200% of target based on actual Company performance. The payout for threshold performance is discussed on page 54; performance below threshold results in no payout. Final STI awards are calculated as follows:

| Target Incentive | | STI Performance | | STI Payout |
|---|---|---|---|---|
| Base Salary times STI Target | × | Calculated based on weighted performance of all measures | = | |

▶ **2024–2026 LTI performance measures**

Grants made under the LTI are intended to link the financial interests of NEOs with the long-term interests of shareholders. When determining grant amounts, the Compensation Committee considers factors such as individual responsibilities, experience, and performance. In addition, the Compensation Committee factors relevant market compensation comparison data and input provided by its independent compensation consultant. Annual LTI awards are 75% in the form of PSUs and 25% in the form of RSUs. PSUs, to the extent earned, cliff-vest following a three-year performance period, while RSUs vest ratably over three years.

In 2024, the performance metrics for the PSUs were equally weighted between Earnings CAGR and rTSR, and both measures are subject to performance caps. The PSU performance measures are intended to promote the efficient use of capital for long-term growth in shareholder, value with an increased focus on earnings growth and cash generation. The table below describes each PSU performance measure — its weighting, the leadership behavior each measure is intended to drive, and its payout.

| Performance Measure | Weight | Leadership Behaviors | Payout |
|---|---|---|---|
| Earnings CAGR | 50% | Focus on earnings growth, while being held accountable for successful execution of strategic objectives | Below Threshold (0%) — Less than 10%<br>Threshold (50%) — 10%<br>Target (100%) — 14%<br>Maximum (200%) — 18% or greater |
| rTSR[1] | 50% | Focus on relative market performance of peers | Below Threshold (less than 25th percentile) — 0%<br>Threshold (50%) — 25th percentile<br>Target (100%) — 50th percentile<br>Maximum (200%) — 75th percentile |

1. If absolute TSR performance is negative, payout for this metric is capped at 100%.

The 2024–2026 PSUs, to the extent earned, will vest following the completion of the three-year performance period beginning January 1, 2024, and may be earned at a level between 0% and 200% of target. The number of PSUs actually earned is calculated as follows:



| Earnings CAGR Performance Percentage | | rTSR Performance Percentile | | Percentage of PSUs that are earned |
|---|---|---|---|---|
| Earnings CAGR results x 50.0% (Weighting Factor) | + | rTSR results x 50.0% (Weighting Factor) | = | 0% to 200% of Target PSUs |

The Compensation Committee focused on Earnings CAGR and rTSR with respect to the 2024 awards to support our strategic goals and align performance with our shareholders. We continue to prioritize and focus on accelerating growth while achieving strong, profitable growth with solid return on investment.

# Summary of Outstanding Performance Awards

Each PSU award features a three-year performance period resulting in overlapping awards that, in aggregate, cover a four-year period. The table below illustrates the performance period for the four PSU awards that include 2024 in the performance period, and the corresponding performance measures and weights. The number of shares earned, if any, for each PSU award is measured and determined at the end of the performance period.

| Award | Performance Period | Performance Measures & Weighting | Potential Payouts | Vest Date |
|---|---|---|---|---|
| 2021 – 2024[1] | 1 August 2021 to 31 July 2024 | Company's relative TSR compared to the TSR of the S&P 500 index members as of the date of grant | 0 – 300% | August 11, 2024 |
| 2022 – 2024 | 1 January 2022 to 31 December 2024 | 50% Earnings CAGR 50% Cumulative OFCF per share[2] | 0 – 200% | March 14, 2025 |
| 2023 – 2025 | 1 January 2023 to 31 December 2025 | 50% Earnings CAGR 50% rTSR compared to the Russell 3000 index members as of the date of grant | 0 – 200% | March 14, 2026 |
| 2024 – 2026 | 1 January 2024 to 31 December 2026 | 50% Earnings CAGR 50% rTSR compared to the Russell 3000 index members as of the date of grant | 0 – 200% | March 14, 2027 |

1. The 2021-2024 Awards reflect the 2021 Special Transformation Incentive Awards. See "2021 Special Equity Awards" on page 61.
2. OFCF per share is a non-GAAP measure. For a description of OFCF per share, see Appendix A: Selected Definitions of Operational and Financial Performance.

# Performance Results and Compensation Decisions

### ▶ 2024 STI results

The payout of the 2024 STI awards was calculated based on the Company's achievement of Agency Proceeds, OFCF and Adjusted EBITDA performance measures. The Company also delivered other strong 2024 financial results and key business highlights.

Final 2024 STI, as determined and approved by the Compensation Committee, is displayed below.

| 2024 STI Measure | Weight | Threshold | Target | Maximum | Performance Result[1] |
|---|---|---|---|---|---|
| Agency Proceeds ($M) | 34% | $2,886.3 | $3,207.0 | $3,527.7 | $3,336.3 |
| Operating Free Cash Flow ($M) | 33% | $404.1 | $449.0 | $493.9 | $657.7 |
| Adjusted EBITDA ($M) | 33% | $1,134.9 | $1,261.0 | $1,387.1 | $1,305.7 |
| **Performance Payout** | | | | | **158.6% of Target** |

### ▶ 2022-2024 LTI results

The 2022-2024 PSUs will vest on March 14, 2025, based on Company performance for the three-year performance period beginning January 1, 2022 against pre-established objective performance targets for Earnings CAGR and OFCF per share. Final LTI performance, as determined and approved by the Compensation Committee, is displayed below.

| LTI Measure | Weight | Percentile | | | Performance Result[1] |
|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | |
| Earnings CAGR | 50% | 6.0% | 10.0% | 14.0% | 23% |
| OFCF per share | 50% | $7.94 | $8.34 | $8.75 | $9.33 |
| **Performance Payout** | | | | | **200% of Target** |

1. In determining actual 2024 STI and 2022-2024 LTI corporate performance against the above-mentioned targets, and the resulting payouts, the Compensation Committee made certain adjustments to the Company's operating results to eliminate the impact of certain nonrecurring and extraordinary items including: (1) certain previously approved adjustments to all results for the difference in actual versus planned foreign currency rates used to determine the targets, and (2) certain previously approved adjustments to OFCF to remove the impact of costs directly related to the acquisition of IAA, which were not budgeted and therefore not captured in the target.



### ▶ 2021 Special Equity Awards

In 2021, to recognize that RB Global was in the midst of major transformational change being led by a new senior management team, the Compensation Committee considered a variety of potential compensation alternatives to further motivate and accelerate the execution of the strategic transformation and create strong alignment between management and shareholders. In August 2021, the Compensation Committee approved the 100% performance-based one-time Special Transformation Incentive Awards that require significant shareholder value creation as measured by both absolute and relative stock price performance before any payout is achieved. It does this via a combination of premium priced stock options ("PPOs") and PSUs. The program also supported retention of the RB Global executive team, many of whom were newly tenured and thus had limited unvested Company share holdings. The grant value was approximately equal to the current annual LTI grant value for each participant.

Half of the grant date fair value was in the form of PPOs that cliff vested on August 12, 2024, the three-year anniversary of the grant date with a 6-year maximum option term to ameliorate overhang relative to typical ten-year option terms. PPOs were granted with three premium exercise prices equal to $80, $90 and $100, which represented appreciation from the grant date of approximately 35%, 52% and 69%, respectively. Attainment of these prices would result in an increase to the market capitalization from the grant date of $2.3 billion at an $80 share price, $3.4 billion at $90 and $4.5 billion at $100.

The other half of the award was in the form of PSUs that were earned at the end of a three-year performance period ending on August 11, 2024. The performance required was challenging and awards were subject to forfeiture in their entirety if rTSR was below the median of the S&P 500 index members as of the date of grant. Earned PSUs, vested on August 11, 2024 and must be held for 12 months after the three-year performance period. No dividend equivalents were awarded on these PSUs, meaning that the award is focused solely on share price appreciation in support of our commitment to the creation of sustainable shareholder value.

PSUs granted on August 12, 2021 as part of the 2021 special equity grant, vested August 11, 2024. The Compensation Committee certified the payout at 149.17% of target based on TSR achievement of 42.39%, which was at the 75th percentile compared to S&P 500 Index.

The percentage of PSUs that was earned and vested at the end of the three-year vesting period was determined in accordance with the following definitions and targets.

| Performance Factor |
| --- |
| The Company's rTSR over the Performance Period compared to the TSR over the Performance Period of S&P 500 index members as of the date of grant |

| rTSR Performance Targets[1] | % of Target PSUs Earned |
| --- | --- |
| Below 50th percentile | 0% |
| At or Above 50th percentile | 50% |
| At or Above 62.5th percentile | 100% |
| At or Above 75th percentile | 150% |
| At or Above 87.5th percentile | 200% |
| 99th percentile and above | 300% |

1. rTSR achievement was interpolated between levels.





# Compensation Decisions for James Kessler

▶ **Chief Executive Officer**

The Compensation Committee made the following pay decisions based on performance, competitive market data, and feedback from its independent compensation consultant:

**Base Salary** – Mr. Kessler's base salary remained at $850,000.

**Short-Term Incentive** – Mr. Kessler's target STI remained at 125% of his base salary.

**Long-Term Incentive** – Mr. Kessler was awarded an annual LTI grant with a target value of $11.775 million, consisting of 75% PSUs and 25% RSUs.

Total awarded compensation for 2024, including salary, STI, and LTI, is displayed below.

| Pay Element | Majority of Pay Is At-Risk | Awarded Value |
|---|---|---|
| Base Salary | Fixed Pay Element | $850,000 |
| STI | Performance to Annual Financial Metrics | $1,684,934 |
| PSUs[1] | Performance to 3-Year Financial Metrics and Stock Price | $8,831,610 |
| RSUs | Performance to Stock Price | $2,943,870 |
| **TOTAL** | | **$14,310,414** |

1. Value reflects grant date fair value at target performance for PSUs.

### 2024 Compensation Awarded



### Historic Awarded Value
### (in millions)



*Awarded Value reflects the amount included in the Summary Compensation Table, excluding amounts reported in the All Other Compensation column.*

# Compensation Decisions for Eric Guerin

▶ **Chief Financial Officer – As of January 15, 2024**

The Compensation Committee made the following pay decisions based on performance, competitive market data, and feedback from its independent compensation consultant and management:

**Base Salary** – Mr. Guerin was hired in January with a base salary of $630,000. The base salary paid to him for 2024 was slightly less due to his mid-January hire.

**Sign-on Bonus** – Mr. Guerin received a sign-on bonus of $500,000.

**Short-Term Incentive** – Mr. Guerin's target STI was 100% of his base salary.

**Long-Term Incentive** – Mr. Guerin was awarded an annual LTI grant with a target value of $3.465 million, consisting of 75% PSUs and 25% RSUs. Per his employment agreement, Mr. Guerin was also awarded a one-time sign-on grant with a target value of $1.0 million, consisting of 50% RSUs and 50% PSUs.

Total awarded compensation for 2024, including salary, STI, and LTI, is displayed below.

| Pay Element | Majority of Pay Is At-Risk | Awarded Value |
|---|---|---|
| Base Salary | Fixed Pay Element | $606,137 |
| Sign-on Bonus | Per Employment Agreement | $500,000 |
| STI | Performance to Annual Financial Metrics | $999,067 |
| PSUs[1] | Performance to 3-Year Financial Metrics and Stock Price | $3,098,755 |
| RSUs | Performance to Stock Price | $1,366,270 |
| **TOTAL** | | **$6,570,229** |

1. Value reflects grant date fair value at target performance for PSUs.

### 2024 Compensation Awarded



### Historic Awarded Value
(in millions)



*Awarded Value reflects the amount included in the Summary Compensation Table, excluding amounts reported in the All Other Compensation column.*



# Compensation Decisions for Jeff Jeter

▶ **Chief Revenue Officer**

The Compensation Committee made the following pay decisions based on performance, competitive market data, and feedback from its independent compensation consultant and management:

**Base Salary** – Mr. Jeter's base salary remained $600,000.

**Short-Term Incentive** – Mr. Jeter's target STI was 125% of his base salary.

**Long-Term Incentive** – Mr. Jeter was awarded an annual LTI grant with a target value of $2.85 million, consisting of 75% PSUs and 25% RSUs.

Total awarded compensation for 2024, including salary, STI, and LTI, is displayed below.

| Pay Element | Majority of Pay Is At-Risk | Awarded Value |
|---|---|---|
| Base Salary | Fixed Pay Element | $600,000 |
| STI | Performance to Annual Financial Metrics | $1,189,365 |
| PSUs[1] | Performance to 3-Year Financial Metrics and Stock Price | $2,137,535 |
| RSUs | Performance to Stock Price | $712,486 |
| **TOTAL** | | **$4,639,386** |

1.  Value reflects grant date fair value at target performance for PSUs and RSUs.

### 2024 Compensation Awarded



Base Salary 13%
RSUs 15%
STI 26%
PSUs 46%

### Historic Awarded Value
### (in millions)



$3.0 — 2023
$4.6 — 2024

*Awarded Value reflects the amount included in the Summary Compensation Table, excluding amounts reported in the All Other Compensation column.*

# Compensation Decisions for Nancy King

▶ **Chief Technology Officer as of June 3, 2024**

The Compensation Committee made the following pay decisions based on performance, competitive market data, and feedback from its independent compensation consultant and management:

**Base Salary** – Ms. King was hired in June with a base salary of $600,000. The base salary paid to her for 2024 was less due to her June hire.

**Short-Term Incentive** – Ms. King's target STI was 80% of her base salary. Ms. King's STI payout was prorated based upon her hire date.

**Long-Term Incentive** – Ms. King was awarded an annual LTI grant with a target value of $1.5 million, consisting of 75% PSUs and 25% RSUs. Per her employment agreement, Ms. King was also awarded a one-time sign-on grant with a target value of $1.0 million, consisting of 50% RSUs and 50% PSUs.

Total awarded compensation for 2024, including salary, STI, and LTI, is displayed below.

| Pay Element | Majority of Pay Is At-Risk | Awarded Value |
| --- | --- | --- |
| Base Salary | Fixed Pay Element | $350,000 |
| STI | Performance to Annual Financial Metrics | $440,910 |
| PSUs[1] | Performance to 3-Year Financial Metrics and Stock Price | $1,625,127 |
| RSUs | Performance to Stock Price | $874,970 |
| **TOTAL** | | **$3,291,007** |

1. Value reflects grant date fair value at target performance for PSUs.

## 2024 Compensation Awarded



Base Salary 11%
STI 13%
PSUs 49%
RSUs 27%

## Historic Awarded Value
### (in millions)



$3.3

2024

*Awarded Value reflects the amount included in the Summary Compensation Table, excluding amounts reported in the All Other Compensation column.*

# Compensation Decisions for Steve Lewis

▶ **Chief Operations Officer as of September 3, 2024**

The Compensation Committee made the following pay decisions based on performance, competitive market data, and feedback from its independent compensation consultant and management:

**Base Salary** – Mr. Lewis was hired in September 2024 with a base salary of $650,000. The base salary paid to him for 2024 was less due to his September hire.

**Short-Term Incentive** – Mr. Lewis's target STI was 100% of his base salary. Due to his September hire date and per his employment agreement, his STI maximum payout was capped at target and the minimum payout was to be no less than 80% of target.

**Long-Term Incentive** – Mr. Lewis was awarded an annual LTI grant with a target value of $1.625 million, consisting of 75% PSUs and 25% RSUs. Per his employment agreement, Mr. Lewis was also awarded a one-time sign-on grant with a target value of $1.0 million, consisting of 50% RSUs and 50% PSUs.

Total awarded compensation for 2024, including salary, STI, and LTI, is displayed below.

| Pay Element | Majority of Pay Is At-Risk | Awarded Value |
|---|---|---|
| Base Salary | Fixed Pay Element | $218,967 |
| STI | Performance to Annual Financial Metrics (with minimum payout) | $650,000 |
| PSUs[1] | Performance to 3-Year Financial Metrics and Stock Price | $1,718,582 |
| RSUs | Performance to Stock Price | $906,279 |
| **TOTAL** | | **$3,493,828** |

1.  Value reflects grant date fair value at target performance for PSUs.

### 2024 Compensation Awarded



### Historic Awarded Value
### (in millions)



*Awarded Value reflects the amount included in the Summary Compensation Table, excluding amounts reported in the All Other Compensation column.*

# Compensation Decisions for Megan Cash

▶ **Former Principal Finance and Accounting Officer – through January 30, 2024**

The Compensation Committee made the following pay decisions based on performance, competitive market data, and feedback from its independent compensation consultant and management:

**Base Salary** – Ms. Cash received a prorated portion of her annual base salary of $264,234 through the termination of her employment on May 31, 2024. Ms. Cash was paid in Canadian dollars. She was the Company's Principal Finance and Accounting Officer in 2024 until January 30, 2024, at which point Mr. Guerin was appointed Principal Financial Officer. Amounts reported are converted based on the average annual Canadian and U.S. dollar exchange rate of CA$1 to US$0.7288 for 2024.

**Spot Bonus & Retention Bonus** – These bonuses were provided to incentivize Ms. Cash to remain with the Company through the leadership transition to the new CFO, Mr. Guerin.

Total awarded compensation for 2024, including salary, STI, and LTI, is displayed below.

| Pay Element | Majority of Pay Is At-Risk | Awarded Value |
|---|---|---|
| Base Salary | Fixed Pay Element | $108,815 |
| Spot Bonus & Retention Bonus | Spot Bonus & Retention Bonus | $145,760 |
| Severance | Paid pursuant to the terms of her employment agreement | $700,183 |
| PSUs | Performance to 3-Year Financial Metrics and Stock Price | $0 |
| RSUs | Performance to Stock Price | $0 |
| **TOTAL** | | **$954,758** |

### 2024 Compensation Awarded



### Historic Awarded Value
#### (in millions)



*Awarded Value reflects the amount included in the Summary Compensation Table, excluding amounts reported in the All Other Compensation column with the exception of severance.*

# Compensation Policies and Governance Practices

▶ **Share ownership requirements**

The Company requires our senior leaders to own Company shares to align their interests with those of our shareholders. Our share ownership requirements:

- Cover all senior leaders

- Set a five-year time frame to meet ownership requirements

- Require senior leaders to continually hold owned shares to maintain ownership requirements

- Establish a multiple of each executive's base salary on the date first covered

The table below shows the share ownership requirement by level in the Company. As of December 31, 2024, all NEOs have met or are on track to meet stock ownership requirements by their respective dates.

| Stock Ownership Covers all Senior Leaders | | |
|---|---|---|
| CEO | ● ● ● ● ● | 5x annual base salary |
| ELT | ● ● ● | 3x annual base salary |
| Senior Vice Presidents | ● ● | 2x annual base salary |
| Vice President | ● | 1x annual base salary |

# Compensation Risk Assessment

The Compensation Committee, with support from its independent consultant, FW Cook, annually reviews the potential impact of our compensation programs on organizational risk. The Compensation Committee discusses the compensation programs and risk mitigation features when evaluating whether the programs encourage or reward employees for engaging in excessive, imprudent, inappropriate, or unnecessary risk-taking. The Committee also confirms the alignment of the compensation programs to the Company's sustainability risks and opportunities.

The annual risk review involved analyzing our current compensation programs in relation to risk. Our analysis concluded that our compensation programs include the following risk mitigation features:

**Mix of pay elements** – Base salary, STI, PSUs, and RSUs are included in the executive compensation program.

**Short-term and long-term plans** – The mix of our short-term and long-term compensation appropriately rewards employees while balancing risk through the delayed payment of long-term awards.

**Adjustments to compensation** – Maximum payout caps are in place for incentive compensation, and the Compensation Committee has the ability to apply negative discretion.

**Compensation committee oversight** – Our Compensation Committee reviews plan performance and approves all executive compensation plans and payouts.

**Multiple performance measures** – Multiple performance measures work together to balance risk in our incentive compensation plans.

**Stock ownership requirements** – All senior leaders are subject to stock ownership requirements of at least one times their salary, as described above.

**Clawback and cancellation provisions** – All awards are subject to our Clawback Policy, as described below. In addition, cancellation provisions apply to all outstanding STI and LTI awards.

The Compensation Committee determined that our 2024 compensation programs have sufficient risk mitigation features and do not encourage or reward employees for engaging in excessive, imprudent, inappropriate, or unnecessary risk-taking. Based on the Compensation Committee's review, the Committee determined our compensation programs to be low risk.



## Clawback Policy

In 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provision of the Dodd-Frank Act. On November 7, 2023, the Board amended and restated the Company's Executive Compensation Clawback Policy (the ''Amended and Restated Clawback Policy''), covering incentive-based compensation received by current or former executive officers on or after October 2, 2023. The Amended and Restated Clawback Policy provides that we must recover incentive-based compensation erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the year in which we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. Erroneous payments must be recovered even if there was no misconduct or failure of oversight on the part of an individual executive officer. There are limited exceptions to our obligation to enforce the application of the Amended and Restated Clawback Policy. Such exceptions are available where (i) pursuing such recovery would be impractical because the direct expense paid to a third party to assist in enforcing the Amended and Restated Clawback Policy would exceed the recoverable amounts and we have made a reasonable attempt to recover such amounts and provided documentation of such attempts to the NYSE; (ii) pursuing such recovery would violate our home country laws and we provide an opinion of counsel to that effect to the NYSE; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to our employees, to fail to meet the requirements of the Internal Revenue Code.

## Policies and Practices Related to the Grant of Certain Equity Awards

It is the policy of the Board and the Compensation Committee to not take material nonpublic information into account when determining the timing of equity awards in order to take advantage of a depressed stock price or an anticipated increase in stock price. Similarly, it is our practice not to time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation.

We did not grant any stock options, stock appreciation rights or similar option-like instruments to our named executive officers in 2024.

## Trading Company Securities

Our Insider Trading Policy, which applies to (i) directors, executive officers, and employees of the Company, (ii) such persons' family members, and (iii) Company contractors and consultants who have access to material nonpublic information concerning the Company (collectively, ''Insiders''), prohibits Insiders from buying or selling Company securities when in possession of material nonpublic information and during other closed periods. Any sale or purchase of Common Shares by directors, executive officers, and all other senior leaders must be made during pre-established periods after receiving preclearance by the Chief Legal Officer or designated clearance officer.

Trading in Company derivatives (i.e., puts or calls), engaging in short sales or otherwise engaging in hedging activities, and pledging of Company securities, including awards received as compensation, is prohibited for all Insiders. All Insiders are expected to be in compliance with the Insider Trading Policy and to not hedge nor pledge any Common Shares, including those shares they have received as compensation.

## Tax Considerations

The Tax Cuts and Jobs Act enacted on December 22, 2017, modified IRC Section 162(m) and, among other things, limits the federal tax deduction for annual individual compensation paid up to $1 million for ''covered employees'' beginning with the 2018 tax year. Previously, compensation paid in excess of $1 million could be deducted if it qualified as performance-based compensation under IRC Section 162(m). While the Compensation Committee considers tax deductibility as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the compensation is not deductible by us for tax purposes. In addition, the Compensation Committee continues to closely align executive pay with performance, regardless of the elimination of the exception for qualified performance-based compensation under IRC Section 162(m).

## Compensation Committee and Consultant Independence

Our Compensation Committee is composed entirely of independent directors, as determined by the Board under NYSE guidelines and as defined for various regulatory purposes. Under its charter, the Compensation Committee has the authority to hire outside consultants and advisors at the Company's expense.



For 2024, the Compensation Committee retained the services of FW Cook, an independent consultant, for advice on issues related to the compensation of NEOs and other executive compensation-related matters. FW Cook takes direction from, and is solely responsible to, the Compensation Committee, and does not provide services to the Company's management. A representative from FW Cook attended all Compensation Committee meetings, either in person or virtually, consulted with and advised the Compensation Committee members on executive compensation, including the structure and amounts of various pay elements, and developed executive benchmarking data. The Compensation Committee is also aided in its deliberations by in-house and external legal counsel.

The Compensation Committee annually reviews the performance of its compensation advisers and considers the following factors when assessing the independence of FW Cook in accordance with NYSE standards:

- Services provided to the Company management outside the services provided to the Compensation Committee
- Fees paid as a percentage of FW Cook's total revenue
- Policies and procedures designed to prevent conflicts of interest
- Any business or personal relationships between members of the Compensation Committee and FW Cook
- Company share ownership by employees of FW Cook
- Any business or personal relationships between the Company and FW Cook

After reviewing the performance and independence of its consultant, the Compensation Committee determined FW Cook was independent based on the standards above.

# Employment and Termination Agreements

The Company, through wholly-owned operating subsidiaries, has entered into an employment agreement with each of the NEOs. The employment agreements continue for an indefinite period of time until terminated in accordance with the terms of such agreements. The employment agreement with Ms. Cash terminated upon the termination of her employment with the Company. Ms. Cash's employment was terminated without cause under the terms of her employment agreements and she was paid the severance to which she was contractually entitled. The following is a summary of the material terms of those agreements as in effect in 2024.

### Compensation and Benefits

The NEOs earn an annual base salary and may earn annual short-term incentives, determined as a percentage of base salary, and may be awarded long-term incentive grants. In addition, the NEOs may participate in the Company's other long-term plans, including the U.S. Deferred Compensation Plan, the employee stock purchase plan, the Registered Retirement Savings Plan and the 401(k) plan, as applicable. For a discussion of the compensation earned by or awarded to the NEOs in 2024, see pages 39–42. The NEOs are eligible to participate in the Company's group benefit plans available to employees generally.

### Confidentiality, Non-Solicitation and Non-Competition

Pursuant to their respective employment agreements, the NEOs are prohibited at all times from disclosing confidential information related to the Company. Each NEO is subject to provisions prohibiting his or her solicitation of the Company's employees for 12 months following termination for any reason.

Each NEO is also subject to provisions prohibiting competition with the Company during the term of his or her employment and for a period of 12 months following termination for any reason.

### Termination for Cause

The Company may terminate the employment of the NEOs, for "cause," as defined in the employment agreements, at any time after providing the executive with at least 30 days' notice of such proposed termination and allowing the executive 15 days to remedy the alleged defect. The employment agreements with the NEOs state that no STI or bonus payment will be payable to such NEO in the event of his or her termination for cause. In the event of termination for cause, unvested options granted to the terminated NEO will generally be cancelled in their entirety, and the NEO will have 30 days from the date of his or her termination to exercise any stock options that have vested prior to his or her termination, subject to the terms and conditions of the applicable Equity Plans and the applicable option agreements. Under the Company's Equity Plans, unvested stock options expire immediately upon termination for cause. A terminated NEO's rights with respect to PSUs and RSUs held are determined in accordance with the applicable PSU and RSU grant agreements and the terms and conditions of the applicable Equity Plan (as defined below).



## Termination Without Cause or Voluntary Termination for Good Reason (including disability or death)

In the event that a NEO's employment is terminated without cause, as defined in the applicable employment agreement, subject to the executive's execution and non-revocation of a general release of claims in favor of the Company, such NEO will be entitled to or, in the case of Ms. Cash, was entitled to:

- for Mr. Kessler, two years' base salary and STI bonus at target;

- for Mr. Jeter, six months' base salary and six months' target STI bonus, plus an additional one month's base salary and 12% of the target STI per year of service up to a maximum of one year's target STI bonus;

- with the exception of Mr. Jeter, 18 month's base salary and 18 month's target STI bonus;

- a pro rata STI bonus at target for the year of termination, up to and including the NEO's last day of active employment with the Company;

- immediate accelerated vesting of all unvested stock options; the 2021 Special Transformation Incentive Award PPOs would have, in the case of termination due to disability, continued to vest in accordance with the original vesting schedule and the holder would have had have three years to exercise vested stock options, and, in all other cases, a pro-rated percentage of the unvested PPOs would have vested immediately based on the percentage of the vesting period that preceded the date of termination. The remaining unvested PPOs will be cancelled. The NEO will have 90 days (or longer in certain cases) to exercise vested stock options;

- in the event of termination due to disability, continued vesting of pro-rated portion of PSU and RSU awards based on the portion of performance period worked, with the number of PSUs earned based on actual rTSR performance, provided, in the case of termination due to disability, the 2021 Special Transformation Incentive Award PSUs would not have been pro-rated and would have continued to vest;

- in the event of termination due to death, RSUs and PSUs granted under the 2023 plan will continue to vest and be paid in accordance with the original vesting schedule; and

- continued extended health and dental benefits coverage under existing cost sharing arrangements (or the cash equivalent) for up to one year (or two years in the case of Mr. Kessler) after termination of his or her employment or the date on which he or she begins new full-time employment.

In the case of a termination of a NEO as a result of the disability or death of the NEO, certain RSU, PSU and stock option awards may be subject to different treatment. See the relevant descriptions in "Stock Option Plan" on page 80 and "Performance Share Unit Plans" on page 82.

Under the terms of the employment agreements with the NEOs, NEOs may terminate their respective employment with the Company for "good reason," as defined in the employment agreements, and, in the event of good reason, will receive pay and benefits as if terminated by the Company without cause, and the termination will be regarded as a termination without cause for purposes of the Company's Equity Plans. Under the employment agreements, NEOs may terminate their employment for good reason by delivery of written notice, including the basis for such good reason, to the Company within 60 days' after the occurrence of good reason. Termination for good reason will be effective 30 days after delivery in the event the Company fails or is unable to cure such good reason within that period.

## Resignation

Under the terms of the employment agreements with the NEOs, NEOs may resign by providing three months' written notice to the Company to that effect. If a NEO provides the Company with notice of resignation, the Company may waive such notice, in whole or in part, in which case the Company will pay the NEO his or her base salary for only the amount of time remaining in that notice period and such NEO's employment will terminate on the earlier date specified by the Company without any further compensation. The employment agreements with the NEOs state that no short-term incentive or bonus payment will be payable to a NEO in the event of his or her resignation. In the event of resignation, all unvested stock options held by the resigning NEO will be immediately cancelled on the termination date and such NEO will have 90 days (or three months for stock options granted under the 2023 Share Incentive Plan) from such date to exercise any vested stock options. Under the Company's Stock Option Plan, unvested stock options granted on or after February 24, 2009 to a NEO are immediately cancelled. Under the Equity Plans, in the event of resignation of a participant other than by retirement in accordance with the normal retirement policy of the Company (or its affiliates), RSUs and PSUs that have not vested prior to the last day of active employment will not vest and shall be forfeited and cancelled without payment.



## Retirement

The employment agreements and/or equity award agreement with the NEOs provide that in the event of retirement, which, for such purpose, means retirement in accordance with the normal retirement policy of the Company (or its affiliates) when the participant is not less than 55 years of age:

- with the exception of Mr. Jeter, the Company will pay a pro-rated STI bonus, at target, for the year of termination, up to and including the last day of active employment, to such NEOs;

- with the exception of the 2021 Special Transformation Incentive Awards, all unvested stock options will continue to vest according to their initial grant schedules and will remain exercisable up to the earlier of the original grant expiry date and the third anniversary of the date of retirement;

- RSUs and PSUs will continue to vest and be paid in accordance with the original grant schedule applicable thereto;

- in the case of the 2021 Special Transformation Incentive Awards, NEOs age 60 and over with at least five years of service and subject to a six-month minimum service provision after the grant date, immediate accelerated vesting of all unvested PPOs as of the retirement date, with the NEO given one year from the date of termination to exercise such stock options; and

- in the case of the stock options and the 2021 Special Transformation Incentive Award PPOs, if the NEO takes on any substitute paid employment before the applicable expiry date, the stock options and PPOs will expire on the date when such NEO takes on such paid employment or engagement.

## Change of Control

The Compensation Committee believes that change of control arrangements are necessary to attract and retain the talent necessary for the Company's long-term success. The Company has entered into change of control agreements with the NEOs (the ''Change of Control Agreements''). For purposes of the Change of Control Agreements, a ''change of control'' means:

- the acquisition or accumulation of beneficial ownership of more than 50% of the Company's voting shares by a person or a group of persons acting jointly or in concert;

- a person, or a group of persons acting jointly or in concert, holding at least 25% of the Company's voting shares and being able to change the composition of the Board by having their nominees elected as a majority of the Board;

- the arm's length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less, in any manner whatsoever and whether in one transaction or in a series of transactions or by plan of arrangement; or

- a reorganization, merger or consolidation or sale or other disposition of substantially all the assets of the Company, unless the Company beneficially owns all or substantially all of the Company's assets either directly or through one or more subsidiaries following such event.

The Change of Control Agreements and/or the applicable equity award agreements provide for payment and accelerated vesting on a ''double-trigger'' basis, which requires a change of control and either (i) termination by the Company without cause upon a change of control or within two years following a change of control; or (ii) termination by the NEO for good reason upon a change of control or within one year following a change of control. Following a double-trigger event, each NEO will be entitled to a lump-sum cash amount equal to the aggregate of:

- one and one-half times (or two times in the case of Mr. Kessler) annual base salary, one and one-half times (or two times in the case of Mr. Kessler) the STI bonus at target plus a pro rata STI bonus at target for year of termination, and one and one-half times (or two times in the case of Mr. Kessler) the annual premium cost that would be incurred by the Company to continue to provide to them all health, dental and life insurance benefits provided immediately before their termination.

Each of the NEOs is entitled, following a double-trigger event, to:

- accelerated vesting of RSU and PSU awards; and

- immediate vesting of all unvested stock options, with a 90-day post-termination exercise period.

In the case of all NEOs, the Change of Control Agreements provide that no such payments will be made unless the NEO signs within 60 days and does not revoke a full and general release of any and all claims against the Company, affiliates, and past and then current officers, directors, owners, managers, members, agents and employees.



## Indemnity Agreements

The Company has entered into indemnity agreements with each NEO pursuant to which the Company agrees to indemnify each NEO in connection with claims or proceedings involving the officer (by reason of serving as a director or officer of the Company or its subsidiaries), as provided in the agreement.

## Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and, based on that review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission on February 26, 2025.

**Compensation Committee**

Michael Sieger (Chair)
Greg Morrison
Tim O'Day
Carol Stephenson



## Summary Compensation Table

A summary of the compensation paid to our NEOs for each of the 2022, 2023, and 2024 fiscal years is set forth below. Additional information on the components of the total compensation package, including a discussion of the proportion of each element to total compensation, is discussed under ''Compensation Discussion and Analysis'' starting on page 51.

| Name and Principal Position | Year | Salary[1] ($) | Bonus[2] ($) | Stock Awards[3] ($) | Option Awards[4] ($) | Non-Equity Incentive Plan Compensation[5] ($) | All Other Compensation[6] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **James Kessler** | **2024** | **850,000** | **—** | **11,775,480** | **—** | **1,684,934** | **344,493** | **14,654,908** |
| *Chief Executive Officer* | 2023 | 781,250 | — | 10,212,124 | 2,943,875 | 1,816,875 | 174,201 | 15,928,325 |
| | 2022 | 575,000 | — | 916,000 | 838,710 | 1,086,106 | 109,052 | 3,524,868 |
| **Eric Guerin[7]** | **2024** | **606,137** | **500,000** | **4,465,025** | **—** | **999,067** | **79,257** | **6,673,486** |
| *Chief Financial Officer* | 2023 | — | — | — | — | — | — | — |
| | 2022 | — | — | — | — | — | — | — |
| **Jeff Jeter** | **2024** | **600,000** | **—** | **2,850,021** | **—** | **1,189,365** | **81,387** | **4,720,773** |
| *Chief Revenue Officer* | 2023 | 525,000 | 50,490 | 884,629 | 255,000 | 1,252,500 | 45,857 | 3,013,476 |
| | 2022 | — | — | — | — | — | — | — |
| **Nancy King[8]** | **2024** | **350,000** | **—** | **2,500,097** | **—** | **440,910** | **40,612** | **3,331,619** |
| *Chief Technology Officer* | 2023 | — | — | — | — | — | — | — |
| | 2022 | — | — | — | — | — | — | — |
| **Steve Lewis[9]** | **2024** | **218,967** | **—** | **2,624,861** | **—** | **650,000** | **21,626** | **3,515,454** |
| *Chief Operations Officer* | 2023 | — | — | — | — | — | — | — |
| | 2022 | — | — | — | — | — | — | — |
| **Megan Cash[10]** | **2024** | **108,815** | **145,760** | **—** | **—** | **—** | **700,183** | **954,758** |
| *Former Principal Finance and Accounting Officer* | 2023 | 338,640 | 99,307 | 206,445 | — | 376,446 | 14,734 | 1,035,572 |
| | 2022 | — | — | — | — | — | — | — |



1. Amounts reported reflect the base salary earned by the NEOs.
2. The amount reported for Mr. Guerin in 2024 represents a sign on bonus of $500,000. The amount reported for Ms. Cash in 2024 represents a spot and retention bonus of $145,760.
3. The dollar amounts represent the aggregate grant date fair value of PSUs and RSUs granted during each of the years presented, calculated in accordance with ASC 718 utilizing the assumptions discussed in Note 2 and Note 24 to our financial statements for the fiscal year ended December 31, 2024, without considering estimated forfeitures.

   With respect to PSUs, the grant date fair value determined in accordance with ASC 718 is based on the probable outcome of the performance conditions on the grant date, which was deemed to be 100% of target. Assuming the highest level of performance is achieved, which would result in vesting at 200% of target, the aggregate grant date fair value of the PSUs set forth in the Summary Compensation Table would be:

| Named Executive Officer | 2024 ($) | 2023 ($) | 2022 ($) |
|---|---|---|---|
| James Kessler | 17,663,221 | 14,536,478 | 1,831,999 |
| Eric Guerin | 6,197,510 | — | — |
| Nancy King | 3,250,255 | — | — |
| Jeff Jeter | 4,275,069 | 1,259,228 | — |
| Steve Lewis | 3,437,164 | — | — |
| Megan Cash | — | — | — |

The dividend equivalents attributable to PSUs and RSUs are deemed "reinvested" in PSUs or RSUs, as applicable, and will only be distributed upon the vesting, if any, of the PSUs or RSUs under the terms of the respective plans.

4. The dollar amounts represent the aggregate grant date fair value of stock option awards granted during each of the years presented. The grant date fair value of a stock option award is calculated in accordance with ASC 718 utilizing the assumptions discussed in Note 2 and Note 24 to our financial statements for the fiscal year ended December 31, 2024, without considering estimated forfeitures.
5. Reflects amounts earned under the Company's STI in the relevant year, regardless of whether paid in the following year.
6. Reflects compensation in 2024 to:
   - Mr. Kessler representing a car allowance ($15,000), the Company's matching contribution to the 401(k) plan ($13,800) and dividend equivalents corresponding to PSUs ($239,371) and RSUs ($76,323).
   - Mr. Guerin representing a car allowance ($15,000), the Company's matching contribution to the 401(k) plan ($13,650) and dividend equivalents corresponding to PSUs ($35,122) and RSUs ($15,486).
   - Ms. King representing a car allowance ($8,750), the Company's matching contribution to the 401(k) plan ($13,800) and dividend equivalents corresponding to PSUs ($11,741) and RSUs ($6,321).
   - Mr. Jeter representing a car allowance ($15,000), the Company's matching contribution to the 401(k) plan ($13,800) and dividend equivalents corresponding to PSUs ($40,790) and RSUs ($11,797).
   - Mr. Lewis representing a car allowance ($5,000), the Company's matching contribution to the 401(k) plan ($7,583) and dividend equivalents corresponding to PSUs ($5,908) and RSUs ($3,115).
   - Ms. Cash representing a severance payment of $700,183, which represents 18 months of her base salary, 18 months of her target STI bonus and pro-rata STI bonus (based on her date of termination) at target.
7. Mr. Guerin became CFO on January 14, 2024.
8. Ms. King joined the Company on June 3, 2024.
9. Mr. Lewis joined the Company on September 3, 2024.
10. Ms. Cash ceased to be the Principal Finance and Accounting Officer on January 30, 2024 and her employment with the Company terminated on May 31, 2024. Ms. Cash was paid in Canadian dollars. Amounts reported are converted based on the average annual Canadian and U.S. dollar exchange rate of CA$1 to US$0.7288 as of December 31, 2024.



## 2024 Grants of Plan-Based Awards

The following table provides information related to grants of plan-based awards to our NEOs during the 2024 fiscal year.

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Stock Units[3] | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | (#) | (#) | ($/Share) | ($) |
| James Kessler | | 531,250 | 1,062,500 | 2,125,000 | — | — | — | — | — | — | — |
| | 15-Mar-24 | — | — | — | 58,674 | 117,348 | 234,696 | — | — | — | 8,831,610 |
| | 15-Mar-24 | — | — | — | — | — | — | 39,116 | — | — | 2,943,870 |
| Eric Guerin | | 315,000 | 630,000 | 1,260,000 | — | — | — | — | — | — | — |
| | 15-Mar-24 | — | — | — | 20,587 | 41,174 | 82,348 | — | — | — | 3,098,755 |
| | 15-Mar-24 | — | — | — | — | — | — | 18,154 | — | — | 1,366,270 |
| Jeff Jeter | | 375,000 | 750,000 | 1,500,000 | — | — | — | — | — | — | — |
| | 15-Mar-24 | — | — | — | 14,201 | 28,402 | 56,804 | — | — | — | 2,137,535 |
| | 15-Mar-24 | — | — | — | — | — | — | 9,467 | — | — | 712,486 |
| Nancy King | | 140,000 | 280,000 | 560,000 | — | — | — | — | — | — | — |
| | 17-Jun-24 | — | — | — | 10,104 | 20,208 | 40,416 | — | — | — | 1,625,127 |
| | 17-Jun-24 | — | — | — | — | — | — | 10,880 | — | — | 874,970 |
| Steve Lewis | | 520,000 | 650,000 | 650,000 | — | — | — | — | — | — | — |
| | 17-Sep-24 | — | — | — | 10,186 | 20,372 | 40,744 | — | — | — | 1,718,582 |
| | 17-Sep-24 | — | — | — | — | — | — | 10,743 | — | — | 906,279 |
| Megan Cash | | 79,270 | 158,540 | 317,081 | — | — | — | — | — | — | — |
| | | — | — | — | — | — | — | — | — | — | — |
| | | — | — | — | — | — | — | — | — | — | — |

1. Represents the possible payout under 2024 STI. For amounts actually paid under the 2024 STI, see "— Summary Compensation Table" on page 74.
2. Represents PSUs granted in 2024 under the 2023 Share Incentive Plan.
3. Represents RSUs granted in 2024 under the 2023 Share Incentive Plan.
4. Represents the grant date fair value of stock and option awards calculated in accordance with the guidance in ASC 718, utilizing the assumptions discussed in Note 2 and Note 24 to our financial statements for the fiscal year ended December 31, 2024, without taking into account estimated forfeitures. With respect to PSUs, the estimate of the grant date fair value determined in accordance with ASC 718 is based on the probable outcome of the performance conditions on the grant date, which was deemed to be 100% of target.

# 2023 Share Incentive Plan

The Company's 2023 Share Incentive Plan (the "2023 Plan," together with the Stock Option Plan, the IAA Plan, the IronPlanet Stock Plans, the PSU Plans, the RSU Plans and the ESPP, the "Equity Plans") permits the Company to grant to eligible persons stock options, share appreciation rights, RSUs, restricted share awards, unrestricted share awards, cash-based awards, and dividend equivalent rights. Up to 9,355,000 Common Shares may be issued pursuant to the 2023 Plan. The number of Common Shares issuable to "insiders" at any time and issued to insiders in any one-year period pursuant to our 2023 Plan and any other securities-based compensation arrangement cannot exceed 10% of the issued and outstanding shares. The 2023 Plan provides flexibility regarding the terms of individual grants.

## ▶ Eligibility

Persons eligible to participate in the 2023 Plan are those officers and other employees, non-employee directors and consultants of the Company and its affiliates as selected from time to time by the administrator of the 2023 Plan in its discretion.

## ▶ Types of Awards

*Stock Options.* The 2023 Plan permits the granting of (i) options to purchase Common Shares intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "IRC"), and (ii) options that do not so qualify. Options granted under the 2023 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and consultants. To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

The term of each stock option will be fixed by the administrator of the 2023 Plan and may not exceed ten years from the date of grant. The 2023 Plan provides that any option intended to be an incentive stock option that is granted to an optionee who owns more than 10% of our Common Shares must have a term of no more than five years from the date of grant.

The exercise price of each stock option will be determined by the Compensation Committee, but may not be less than 100% of the fair market value of the Common Shares on the date of grant (110% in the case of an incentive stock option granted to an optionee who owns more than 10% of our Common Shares), except in compliance with applicable securities laws and stock exchange rules and in the limited circumstances of (i) stock options granted pursuant to a transaction described in and in a manner consistent with Section 424(a) of the IRC, (ii) stock options granted to individuals not subject to U.S. income tax on the date of grant or (iii) if the stock option is otherwise compliant with Section 409A of the IRC. The 2023 Plan defines "fair market value" by reference to the closing price of our Common Shares on the date of grant on the NYSE or the TSX, whichever exchange has the majority of trading volume at such time.

Upon exercise of a stock option, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the administrator of the 2023 Plan or by delivery (or attestation to the ownership) of Common Shares that are not then subject to any restrictions under any Company plan. Subject to applicable law, the exercise price may also be delivered to us by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a net exercise feature, which reduces the number of Common Shares issued to the optionee by the number of Common Shares with an aggregate fair market value equal to the aggregate exercise price of the exercised stock options.

The administrator of the 2023 Plan will determine at what time or times each option may be exercised. Options may be made exercisable in installments. In general, unless otherwise permitted by the administrator of the 2023 Plan, no option granted under the 2023 Plan is transferable by the optionee other than by will or by the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

*Share Appreciation Rights.* The administrator of the 2023 Plan may award share appreciation rights subject to such conditions and restrictions as the Compensation Committee may determine. Share appreciation rights entitle the recipient to Common Shares (or cash, to the extent explicitly provided for in the applicable award certificate) equal to the value of the appreciation in the share price over the exercise price. The exercise price may not be less than the fair market value of the Common Shares on the date of grant, except in compliance with applicable securities laws and stock exchange rules and in the limited circumstances of (i) share appreciation rights granted pursuant to a transaction described in and in a manner consistent with Section 424(a) of the IRC, (ii) share appreciation rights granted to individuals not subject to U.S. income tax on the date of grant or (iii) if the share appreciation right is otherwise compliant with Section 409A of the IRC. The maximum term of a share appreciation right is ten years.



*Restricted Shares*. The administrator of the 2023 Plan may award Common Shares to participants subject to such conditions and restrictions as the administrator of the 2023 Plan may determine. These conditions and restrictions may include the achievement of pre-established performance goals and/or continued employment or other service relationship through a specified restricted period. During the vesting period, restricted share awards may be credited with dividends but dividends payable with respect to a restricted share award, including regular cash dividends, shall not be paid unless and until the awards vest.

*Restricted Share Units*. The administrator of the 2023 Plan may award restricted share units to any participants. Restricted share units are ultimately payable in the form of Common Shares (or cash to the extent explicitly provided for in the relevant award certificate) and may be subject to such conditions and restrictions as the administrator of the 2023 Plan may determine. These conditions and restrictions may include the achievement of pre-established performance goals and/or continued employment or service relationship with us through a specified vesting period. In the administrator of the 2023 Plan's sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted share unit award, subject to the participant's compliance with the procedures established by the administrator of the 2023 Plan and requirements of Section 409A of the IRC.

*Unrestricted Share Awards*. The administrator of the 2023 Plan may also grant (or sell at par value or such higher price as determined by the administrator of the 2023 Plan) Common Shares that are free from any restrictions under the 2023 Plan. Unrestricted shares may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

*Dividend Equivalent Rights*. The Compensation Committee may grant dividend equivalent rights, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified Common Shares. Dividend equivalent rights may be granted as a component of an award of restricted share units or as a freestanding award and will be paid only if the related award becomes vested (in the case of dividend equivalent rights that are granted as a component of an award). Dividend equivalent rights may be settled in cash, Common Shares or a combination of cash and Common Shares, in a single installment or installments, as specified in the award. No options or share appreciation rights will provide for the payment or accrual of dividend equivalent rights.

*Cash-Based Awards*. The administrator of the 2023 Plan may grant cash bonuses under the 2023 Plan to participants. The cash bonuses may be subject to the achievement of pre-established performance goals.

### ▶ Minimum Vesting Condition

The minimum vesting period for each equity award granted under the 2023 Plan must be at least one year, provided (i) that up to 5% of the Common Shares authorized for issuance under the 2023 Plan may be utilized for unrestricted share awards or other equity awards with a minimum vesting period of less than one year and (ii) annual awards to non-employee directors that occur in connection with our annual meeting of shareholders may vest on the date of our next annual meeting of shareholders that is at least 50 weeks after the immediately preceding year's annual meeting. In addition, the administrator of the 2023 Plan may grant equity awards that vest within one year (a) if such awards are granted as substitute awards in replacement of other awards (or awards previously granted by an entity being acquired (or assets of which are being acquired)) that were scheduled to vest within one year or (b) if such awards are being granted in lieu of fully vested cash compensation.

### ▶ Rights on Termination of Employment

The award certificate for each grant, except grants of cash-based awards, which will not be evidenced by an award certificate, will set forth the effect that the award holder's termination of employment will have on such award.

### ▶ Change in Control Provisions

The 2023 Plan provides that upon the effectiveness of a "sale event," as defined in the 2023 Plan, all awards under the 2023 Plan will automatically terminate unless the parties to the sale event agree that such awards will be assumed, continued or substituted by the successor entity; provided however, except as may be otherwise provided in the relevant award certificate, that all awards with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the sale event shall become fully vested and exercisable or nonforfeitable, and all awards with conditions and restrictions relating to performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator of the 2023 Plan's discretion or to the extent specified in the relevant award certificate. In the event of such termination, we will have the option (in our sole discretion) to make or provide for the payment, in cash or in kind, to the participants holding stock options and share appreciation rights, an amount equal to the difference between the sale price multiplied by the number of Common Shares subject to outstanding stock options and share appreciation rights and the aggregate exercise price of all such outstanding stock options and share appreciation rights, or each participant will be permitted, within a specified period of time prior to the consummation of the sale event, to exercise all outstanding stock



options and share appreciation rights (to the extent then exercisable) held by such participant. We will also have the option (in our sole discretion) to make or provide for a payment, in cash or in kind, to the participants holding other awards in an amount equal to the sale price multiplied by the number of vested Common Shares under such awards.

▶ **Amendments and Termination**

The Board may at any time amend, alter or discontinue the 2023 Plan and the administrator of the 2023 Plan may at any time amend any outstanding award, provided that no such amendment, modification, change, suspension or termination of the 2023 Plan or any awards granted hereunder may materially impair any rights of a grantee or materially increase any obligations of a grantee under the 2023 Plan without the consent of the grantee, unless the Board determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements. Awards are only transferable under certain circumstances as prescribed by the 2023 Plan, which includes transfers to certain family members.

Shareholder approval will be required for amendments to the 2023 Plan with respect to (i) any increase in the maximum number of Common Shares that may be issued pursuant to awards granted under the 2023 Plan; (ii) any reduction in the exercise price of outstanding stock options or share appreciation rights or to effect repricing through cancellation and re-grants or cancellation of stock options or share appreciation rights in exchange for cash or other awards or take any other action with respect to a stock option or share appreciation right that would be treated as a repricing under the rules and regulations of any stock exchange on which the shares are listed; (iii) any amendment that extends the term of an award beyond the original expiry date; (iv) if at any time, the 2023 Plan is amended to exclude participation by non-employee directors, any amendment to the 2023 Plan that may permit the introduction or reintroduction of non-employee directors on a discretionary basis; (v) any amendment that increases limits previously imposed on non-employee directors; (vi) any amendment that would permit equity based awards granted under the 2023 Plan to be transferable or assignable other than for normal estate settlement purposes and for transfers amongst certain family members as provided for under the 2023 Plan; (vii) any amendment to increase the maximum limit of the number of securities that may be issued to insiders under the 2023 Plan or other security-based compensation arrangement of the Company; (viii) adding provisions relating to a cashless exercise (other than a surrender of options for cash) which does not provide for a full deduction of the underlying Common Shares from the maximum number reserved under the 2023 Plan; and (ix) any amendment to the amending provisions of the 2023 Plan.

Subject to the requirements of any stock exchange upon which the Company's shares are then listed and applicable law, no shareholder approval will be required for: (i) amendments to avoid any additional tax on grantees under Section 409A of the IRC or other applicable tax laws or regulations; (ii) amendments of a ''housekeeping nature''; (iii) changes to the vesting or exercise provisions or other restrictions applicable to any award, award certificate or the 2023 Plan not inconsistent with the amendment provisions of the 2023 Plan; (iv) changes to the provisions of the 2023 Plan relating to the expiration of awards prior to their respective expiration dates upon the occurrence of certain specified events determined by the Board; and (v) the cancellation of an award under the 2023 Plan.

Notwithstanding the foregoing, to the extent required under the rules of any securities exchange or market system on which the Common Shares are listed, or to the extent determined by the administrator of the 2023 Plan to be required to ensure that incentive stock options granted under the 2023 Plan are qualified, amendments shall be subject to approval by Company shareholders.

# Stock Option Plan

The Company's Amended and Restated Stock Option Plan (the "Stock Option Plan") permits the Company to grant to eligible persons options that are exercisable to purchase Common Shares at a specified exercise price. Upon adoption of the 2023 Plan, the Company froze the Stock Option Plan and, as such, will no longer be granting any additional awards under the Stock Option Plan. As of December 31, 2024, a total of 1,405,267 options to acquire an aggregate of 1,405,267 Common Shares pursuant to the Stock Option Plan remain outstanding.

The Stock Option Plan provides flexibility regarding the terms of individual grants. Grants to the NEOs prior to 2023 were made in accordance with the Company's current Stock Option Policy, which provides that:

- the exercise price of each option will be equal to the closing price of the Company's Common Shares on the NYSE on the date of grant;

- vesting of options will occur over three years from the date of grant, with 1/3 vesting on each of the first three anniversaries of the grant date; and

- options will expire ten years after the date of grant, subject to a provision of the Stock Option Plan that provides, subject to certain exceptions, that if the tenth anniversary of the grant falls within, or within five business days after the end of, a "blackout period", the date will be extended to the fifth business day after the end of such blackout period.

The circumstances under which an option will be exercisable in the event that the optionee ceases to be employed or to provide services to the Company or one of its subsidiaries are set forth in the option agreement, which may be waived or modified by the Compensation Committee at any time. The Stock Option Policy provides for the following terms, unless otherwise determined by the Compensation Committee, and such terms were incorporated into grants prior to 2023 to NEOs:

- in the case of termination without cause, excluding voluntary termination, immediate vesting of all unvested options, and the optionee has 90 days from the date on which the optionee ceases to be employed by the Company to exercise all options;

- in the case of voluntary termination, other than retirement, immediate cancellation of all unvested options, and the optionee has 90 days to exercise vested options;

- in the case of retirement, all unvested options continue to vest after retirement in accordance with the existing vesting schedule for those particular options and all options expire on the earlier of three years from the date of retirement and the option 10-year expiry date, provided if the participant takes on any substitute paid employment or engagement before the third anniversary, the options will expire on the date when such participant takes on such paid employment or engagement;

- in the case of death, all unvested options vest immediately, and the optionee's legal representative has 365 days from the date of death to exercise the options if the optionee's employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the periods described in the three bullet points above; or

- in the case of termination with cause, all options expire immediately upon termination.

The Compensation Committee may incorporate into any option agreement terms which will, notwithstanding the time specified in such option agreement for the exercise of the option granted thereunder, allow the optionee to elect to purchase all or any of the Common Shares then subject to such option if the Compensation Committee in its discretion determines to permit the optionee to exercise the option in respect of such shares; provided, that the Stock Option Plan imposes restrictions on the acceleration of vesting of options in connection with a change of control.

The Stock Option Policy prohibits the granting of options during a blackout period. In addition, it prohibits the granting of options to our non-executive directors. With respect to continuing employees that are to receive options, the Company's policy is to make such grants annually, as of the fifth business day following the release of the Company's results for the most recently completed fiscal year.

The stock option portion of the 2021 Special Transformation Incentive Awards granted to the NEOs were awarded under the Stock Option Plan.



# IAA 2019 Omnibus Stock and Incentive Plan

Pursuant to the acquisition of IAA in 2023, the Company assumed all outstanding unvested equity awards granted under the IAA 2019 Omnibus Stock and Incentive Plan (the ''IAA Plan''). By the terms of the merger agreement, the IAA equity awards were automatically converted into options and RSUs covering an aggregate of 554,106 Common Shares. Otherwise, the IAA equity awards continued to be governed by the IAA Plan on the same terms and conditions (including vesting and vesting acceleration provisions) as applicable prior to the effective time of the merger. The Company does not intend to make any additional awards under the IAA Plan.

The terms and vesting of IAA equity awards granted under the IAA Plan are fixed by the plan administrator in connection with the grant of each IAA equity award and set forth in each award agreement.

# IronPlanet Stock Plans

Pursuant to the acquisition of IronPlanet in 2017, the Company assumed all outstanding unvested stock options (the ''IronPlanet Options'') granted under the IronPlanet, Inc. 1999 Stock Plan (the ''1999 IronPlanet Stock Plan'') and IronPlanet Holdings, Inc. 2015 Stock Plan (the ''2015 IronPlanet Stock Plan'', and together with the 1999 IronPlanet Stock Plan, the ''IronPlanet Stock Plans''). By the terms of the merger agreement and the stock option assumption notice provided to IronPlanet Option holders, the IronPlanet Options were automatically converted into options to acquire an aggregate of 737,358 Common Shares, with exercise prices per Common Share adjusted to give effect to the merger. Otherwise, the IronPlanet Options continued to be governed by the respective IronPlanet Stock Plans on the same terms and conditions (including vesting and vesting acceleration provisions) as applicable prior to the effective time of the merger. The Company does not intend to make any additional awards under the IronPlanet Stock Plans.

The terms and vesting of IronPlanet Options granted under the IronPlanet Stock Plans are fixed by the respective plan administrator in connection with the grant of each IronPlanet Option and set forth in each option agreement. Nonetheless, the option term may not exceed (i) 10 years from the grant date or (ii) such shorter term as may be provided in the option agreement.

The circumstances under which an IronPlanet Option will be exercisable in the event that the optionee ceases to be employed or to provide services to the Company or one of its subsidiaries or affiliates are, (i) under the 2015 IronPlanet Stock Plan, set forth in the option agreement, which provisions may be waived or modified by the Board or Compensation Committee at any time, and (ii) under the 1999 IronPlanet Stock Plan, as follows, unless otherwise determined by the Board or any of its committees:

- in the case of termination of employment or service other than as provided below, the optionee has up to three months after the date of such termination (but in no event later than the expiration date of such IronPlanet Option) to exercise the IronPlanet Option;

- in the case of termination of employment or service as a result of such optionee's total and permanent disability, the optionee may exercise the IronPlanet Option within 12 months from the date of termination, or as a result of such optionee's certain other types of disability, the optionee may exercise the IronPlanet Options under the 1999 IronPlanet Stock Plan within six months from the date of termination (but in no event later than the expiration date of such IronPlanet Option); or

- in the case of death of the optionee during the term of employment or service or within 30 days following termination of employment or service, the IronPlanet Option may be exercised at any time within 12 months following the date of death (but in no event later than the expiration date of such IronPlanet Option).

The IronPlanet Stock Plans' respective administrator may at any time offer to buy out for a payment in cash or Common Shares any IronPlanet Option previously granted under the IronPlanet Stock Plans on such terms and conditions as such administrator will establish and communicate to the optionee at the time that such offer is made.

In the event of certain change of control transactions (i) under the 2015 IronPlanet Stock Plan, each outstanding IronPlanet Option will be treated as the administrator determines and the administrator need not treat all outstanding IronPlanet Options (or portions thereof) in an identical manner, and (ii) under the 1999 IronPlanet Stock Plan, each outstanding IronPlanet Option will be assumed or an equivalent option or right will be substituted by the successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the outstanding IronPlanet Options or to substitute equivalent options, in which case such IronPlanet Options will terminate upon the consummation of the transaction.



# Performance Share Unit Plans

The Company's Amended and Restated Senior Executive PSU Plan (the "Executive PSU Plan") and Amended and Restated Employee PSU Plan (the "Employee PSU Plan" and, together with the Executive PSU Plan, the "PSU Plans") permit the Company to grant PSUs to employees. A PSU is an award under which the recipient is eligible to earn a payment during an applicable performance period based upon the performance of the Company against certain criteria during and at the end of such performance period. The PSUs, following vesting, entitle the participant to receive, at the election of the Compensation Committee or the Board, either cash or Common Shares, net of applicable withholding taxes. The amount of the payment to be made is calculated based on the number of vested PSUs multiplied by the fair market value of one Common Share as at the date of vesting, based on the volume weighted average price of a Common Share reported by the NYSE for the 20 trading days prior to the date of vesting.

Upon adoption of the 2023 Plan, the Company froze the PSU Plans and, as such, will not be granting any additional awards under the PSU Plans. As of December 31, 2024, a total of 133,073 outstanding PSUs to acquire an aggregate of 133,073 Common Shares pursuant to the PSU Plans remain outstanding.

If the Compensation Committee or the Board determines to satisfy the payment in Common Shares, the amount of the payment, net of applicable withholding taxes, will either be satisfied by the issuance of Common Shares to the participant or by making open market purchases of Common Shares on behalf of the participant, as determined by the Compensation Committee or the Board, subject to certain restrictions including that vested PSUs held by our NEOs may not be satisfied through open market purchased Common Shares. No more than 500,000 Common Shares will be purchased in the open market under the PSU Plans.

The PSU Plans provide the Compensation Committee and the Board with significant discretion regarding the vesting terms and criteria for PSUs, including the waiver of any vesting restrictions. Additional PSUs are credited on PSUs held by participants corresponding to dividends declared on the Common Shares. Unless the Board or Compensation Committee otherwise determines, in the event of termination of a participant's employment by the Company or an affiliate:

- without cause, including following the incapacity of the participant, the participant will be entitled to receive payment in respect of PSUs recorded in the participant's account as at the last day of active employment that subsequently vest, on a prorated basis to reflect the portion of the vesting period during which the participant was employed;

- for cause, unvested PSUs will not vest and will be forfeited;

- as a result of voluntary resignation by the participant (other than retirement), unvested PSUs will not vest and will be forfeited;

- as a result of retirement of the participant (when the participant is at least 55 years old), the participant will be entitled to receive payment in respect of PSUs recorded in the participant's PSU account as at the last day of active employment that subsequently vest; and

- upon the death of a participant, the beneficiary or legal representatives of the participant will be entitled to receive payment in respect of PSUs recorded in the participant's account as at the date of death that vest thereafter, which payment shall be settled in shares, net of applicable tax withholding or shall be payable by a lump sum cash payment, net of applicable tax withholding.

For participants in the Executive PSU Plan, if a participant's employment with the Company or a subsidiary of the Company is terminated (i) by the Company or subsidiary, other than for cause, upon a change of control or within two years following a change of control or (ii) by the participant for good reason, as defined in the Executive PSU Plan, upon a change of control or within one year following a change of control, then all PSUs recorded in the participant's PSU account as at the date of termination shall vest, and the participant will be entitled to receive a cash payment in respect of all vested PSUs, net of all applicable tax withholdings, within 30 days of the date of termination.

For purposes of the Executive PSU Plan, a "change of control", unless otherwise defined in the applicable grant agreement or grant letter, means the occurrence of any one of the following events:

- a person or group of persons acting jointly or in concert, acquiring or accumulating beneficial ownership of more than 50% of the Common Shares;

- a person or group of persons acting jointly or in concert, holding or beneficially owning at least 25% of the Common Shares and being able to change the composition of the Board by having the person's or group of persons' nominees elected as a majority of the Board; or

- the arm's length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less, in any manner whatsoever.

The PSU portion of the 2021 Special Transformation Incentive Awards granted to the NEOs was awarded under the Executive PSU Plan.



# Restricted Share Unit Plans

The Company's Amended and Restated Senior Executive RSU Plan (the "Senior Executive RSU Plan") and Amended and Restated Employee RSU Plan (the "Employee RSU Plan" and, together with the Senior Executive RSU Plan, the "RSU Plans") permit the Company to grant RSUs to employees. Upon adoption of the 2023 Plan, the Company froze the RSU Plans and, as such, will not be granting any additional awards under the RSU Plans. As of December 31, 2024, a total of 9,845 outstanding RSUs to acquire an aggregate of 9,845 Common Shares pursuant to the RSU Plans remain outstanding.

An RSU is an award under which the recipient is eligible to earn a cash payment or a specified number of our Common Shares following an applicable vesting period based. The RSUs, following vesting, entitle the participant to: (i) a specified amount of cash, net of all applicable withholding taxes; (ii) a payment that, net of all applicable withholding taxes, will be satisfied by the issuance of Common Shares; or (iii) a payment that, net of all applicable withholding taxes, will be applied to open market purchases of Common Shares on behalf of participants; provided that this method of settlement is not available for certain of our officers and directors. The payment to be received, or applied to the purchase or issuance of Common Shares, is based on the number of vested RSUs multiplied by the fair market value of one Common Share as at the date of vesting.

The maximum number of Common Shares that may be issued or delivered pursuant to open market purchases under the RSU Plans is 800,000.

Unless the Board or Compensation Committee otherwise determines, in the event of termination of a participant's employment by the Company or an affiliate:

- without cause, including following the incapacity of the participant, the participant will be entitled to receive payment in respect of RSUs recorded in the participant's account as at the last day of active employment that subsequently vest, on a prorated basis to reflect the portion of the vesting period during which the participant was employed;

- for cause, unvested RSUs will not vest and will be forfeited;

- as a result of voluntary resignation by the participant (other than retirement), unvested RSUs will not vest and will be forfeited;

- as a result of retirement of the participant (when the participant is at least 55 years old), the participant will be entitled to receive payment in respect of RSUs recorded in the participant's RSU account as at the last day of active employment that subsequently vest; and

- upon the death of a participant, the beneficiary or legal representatives of the participant will be entitled to receive payment in respect of RSUs recorded in the participant's account as at the date of death that vest thereafter, which payment shall be settled in shares, net of applicable tax withholding or shall be payable by a lump sum cash payment, net of applicable tax withholding.

For participants in the Senior Executive RSU Plan, if a participant's employment with the Company or a subsidiary of the Company is terminated (i) by the Company or subsidiary, other than for cause, upon a change of control or within two years following a change of control or (ii) by the participant for good reason, as defined in the Senior Executive RSU Plan, upon a change of control or within one year following a change of control, then all RSUs recorded in the participant's RSU account as at the date of termination shall vest, and the participant will be entitled to receive a cash payment in respect of all vested RSUs, net of all applicable tax withholdings, within 30 days of the date of termination.

For purposes of the Senior Executive RSU Plan, a "change of control", unless otherwise defined in the applicable grant agreement or grant letter, means the occurrence of any one of the following events:

- a person or group of persons acting jointly or in concert, acquiring or accumulating beneficial ownership of more than 50% of the Common Shares;

- a person or group of persons acting jointly or in concert, holding or beneficially owning at least 25% of the Common Shares and being able to change the composition of the Board by having the person's or group of persons' nominees elected as a majority of the Board; or

- the arm's length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less, in any manner whatsoever.



# Employee Stock Purchase Plan

The Employee Stock Purchase Plan (''ESPP'') was approved by the Company's shareholders in May 2023, and includes two components: an IRC Section 423 Component (the ''423 Component'') and a non-IRC Section 423 Component (the ''Non-423 Component''). It is our intention that the 423 Component qualify as an ''employee stock purchase plan'' under Section 423 of the IRC. Under the Non-423 Component, which does not qualify as an ''employee stock purchase plan'' within the meaning of Section 423 of the IRC, rights will be granted pursuant to rules adopted by the administrator of the ESPP designed to achieve tax, securities laws or other objectives for eligible employees.

*Common Shares Subject to the ESPP.* An aggregate of 3,000,000 Common Shares are reserved and available for issuance under the ESPP. If our capital structure changes because of a share dividend, share split or similar event, the number of Common Shares that can be issued under the ESPP will be appropriately adjusted.

*Plan Administration.* The ESPP is administered by the Compensation Committee, which has full authority to make, administer and interpret such rules and regulations regarding the ESPP as it deems advisable.

No Common Shares shall be purchased under the ESPP on behalf of a participant if, together with any other security based compensation arrangement established or maintained by the Company, such purchase could result, at any time, in:

- the number of Common Shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding Common Shares from time to time; or

- the number of Common Shares issued to insiders within any one-year period exceeding 10% of the issued and outstanding Common Shares from time to time.

*Eligibility.* All individuals classified as employees on the payroll records of the Company or the Designated Companies (as defined in the ESPP) as of the first day of the applicable offering period (the ''Offering Date'') are eligible to participate in the ESPP; provided that the administrator of the ESPP may determine, in advance of any offering period, that employees are eligible only if, as of the Offering Date, (a) they are customarily employed by the Company or a Designated Company for more than 20 hours a week, (b) they are customarily employed by the Company or a Designated Company for more than five months per calendar year, and/or (c) they have completed six months of employment (or such other period as determined by the administrator of the ESPP, provided such service requirement does not exceed two years of employment). No person who owns or holds, or as a result of participation in the ESPP would own or hold, Common Shares or options to purchase Common Shares, that together equal 5% or more of our total outstanding Common Shares is entitled to participate in the ESPP. No employee may exercise a right granted under the ESPP that permits the employee to purchase Common Shares having a value of more than $25,000 (determined using the fair market value of the Common Shares at the time such right is granted) in any calendar year. The ESPP defines ''fair market value'' by reference to the closing price of our Common Shares on the NYSE or the TSX, whichever exchange has the majority of trading volume at such time.

*Participation; Payroll Deductions; Cashless Exercise Program.* Participation in the ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage or amount of base pay. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay or such other minimum or maximum as may be specified by the administrator of the ESPP in advance of an offering, provided that the maximum specified by the administrator of the ESPP does not exceed 15%. In addition to such payroll deductions, participants other than executive officers of the Company may elect to purchase Common Shares under the ESPP pursuant to a cashless participation program through loans from a third-party provider (the ''Cashless Participation Program''). Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods (as described below) and purchases will continue at the same percentage of compensation until that employee files a new enrollment form, withdraws from the ESPP or becomes ineligible to participate in the ESPP.

*Offering Periods; Purchase Periods.* The initial offering of Common Shares under the ESPP began on July 3, 2023 and ended on November 14, 2023. Subsequent offerings of Common Shares under the ESPP will be for a period of 12 months, which we refer to as an ''offering period.'' Separate subsequent offering periods will (a) begin on the first trading day on or after each May 15 and end on the last trading day on or prior to the following May 14, and (b) begin on the first trading day on or after each November 15 and end on the last trading day on or prior to the following November 14. The administrator of the ESPP may, in its discretion, designate a different period for any offering period but no offering period shall exceed 27 months in duration. Unless the administrator of the ESPP otherwise determines, each offering period shall be divided into two six-month purchase periods and, unless otherwise determined by the administrator of the ESPP, participants will only be permitted to participate in one offering period at a time. Unless the administrator of the ESPP, in its sole discretion, chooses otherwise prior to the Offering Date, and to the extent an offering has more than one purchase period and to the extent permitted by applicable law, if the fair market value of the Common Shares on any exercise date in an offering is lower than the fair market value of the Common



Shares on the Offering Date, then all participants in such offering automatically will be withdrawn from such offering immediately after the exercise of their right on such exercise date and automatically re-enrolled in the immediately following offering as of the first day thereof and the preceding offering will terminate.

*Exercise Price.* On the Offering Date for an offering period, employees participating in that offering period will receive a right to purchase Common Shares. On the exercise date of each purchase period, the employee is deemed to have exercised the right, at the exercise price, to the extent of accumulated payroll deductions and additional contributions made pursuant to the Cashless Participation Program. The exercise price is equal to the lesser of (1) 85% the fair market value per Common Share on the Offering Date or (2) 85% of the fair market value per Common Share on the exercise date. The maximum value of Common Shares that may be issued to any employee under the ESPP, in any offering period is $25,000 (valued as of the Offering Date) or such other lesser number of shares as determined by the administrator of the ESPP from time to time.

Subject to certain limitations, the number of Common Shares a participant purchases in each offering period is determined by dividing the total amount of (i) payroll deductions withheld from the participant's compensation during the purchase period and (ii) additional contributions made pursuant to the Cashless Participation Program by the exercise price. In general, if an employee is no longer a participant on an exercise date, the employee's right will be automatically terminated, and the amount of the employee's accumulated payroll deductions will be refunded.

*Terms of Participation.* Except as may be permitted by the administrator of the ESPP in advance of an offering, a participant may decrease the amount of such participant's contributions once during any offering period but may not increase the amount of such participant's contributions during any offering period. Unless otherwise determined by the administrator of the ESPP, a participant may increase or decrease such participant's contributions with respect to the next offering period by filing a new enrollment form by such deadline as shall be established by the administrator of the ESPP for the offering period. A participant may withdraw from an offering period by giving written notice to the Company or an agent designated by the Company in a form acceptable to the administrator of the ESPP (including, but not limited to, by electronic means) no later than one month prior to the end of the then-applicable offering period (or such shorter or longer period as may be specified by the administrator of the ESPP prior to any offering period). A participant's withdrawal will be effective as soon as practicable following receipt of written notice of withdrawal by the Company or an agent designated by the Company. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. Enrollments, deduction changes and withdrawals may only occur when the Company is not in a blackout period established by the Company's insider trading policies and procedures, as in effect from time to time.

*Sale Event.* In the case of and subject to the consummation of a Sale Event (as defined in the ESPP) the administrator of the ESPP, in its discretion, and on such terms and conditions as it deems appropriate, is authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP or to facilitate such transactions or events, provided, however, no action shall be taken to the extent that it will cause the rights held by participants who are resident in Canada or employed in Canada to not comply with section 7 of the *Income Tax Act* (Canada): (a) to provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the administrator of the ESPP in its sole discretion; (b) to provide that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar rights covering shares of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of Common Shares subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future; (d) to provide that the offering with respect to which a right relates will be shortened by setting a new exercise date on which such offering period will end; and (e) to provide that all outstanding rights shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

*Transferability.* The rights under the ESPP are not transferable by a participant other than by will or the laws of descent and distribution.

*Rights on Termination of Employment.* Unless otherwise required by applicable law, if a Participant's employment terminates for any reason before the exercise date for any offering, such Participant's participation in the ESPP will terminate immediately and no payroll deductions will be taken from any pay due and owing to the Participant on or after the termination date.



*Term; Amendments and Termination.* The ESPP will continue until terminated by the Board. The Board may terminate the ESPP at any time, provided that, no action shall be taken to the extent that it will cause the rights held by participants who are resident in Canada or employed in Canada to not comply with section 7 of the Income Tax Act (Canada). Upon termination of the ESPP, all amounts in the accounts of participants shall be promptly refunded. The Board may, insofar as permitted by law and subject to any required approval of the NYSE and the TSX, any other stock exchange or other authority, amend, modify, revise or otherwise change the terms of the ESPP, in whole or in part, provided that, no action shall be taken to the extent that it will cause the rights held by participants who are resident in Canada or employed in Canada to not comply with section 7 of the Income Tax Act (Canada). The Board may suspend, discontinue or terminate the ESPP at any time. No shareholder approval will be required for: (i) amendments of a ''housekeeping nature''; (ii) amendments necessary to comply with applicable law; (iii) amendments to the eligibility to participate in offerings under the ESPP other than an amendment which would have the potential of broadening or increasing insider participation; (iv) amendments to the allowable employee contribution provided that the allowable employee contribution may not exceed 15% of an eligible employee's base pay for each pay period; and (v) amendments necessary to suspend or terminate the ESPP. Shareholder approval shall be required for: (i) any amendment to increase the maximum number of Common Shares reserved for issuance from treasury under the ESPP; (ii) any amendment that would increase the allowable employee contribution to an amount greater than 15% of an eligible employee's base pay for each pay period; (iii) any amendment that would provide for any form of financial assistance to participants; (iv) any amendment to remove, exceed or increase the limits on insider participation in the ESPP; and (v) any amendment to the amendment provisions of the ESPP not permitted under the terms of the ESPP.



# Outstanding Equity Awards as of December 31, 2024

The following table provides information related to the outstanding stock option awards and share-based awards held by each of our NEOs as of December 31, 2024.

| Name | Grant Date | Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable | Unexercisable | Option Exercise Price($) | Option Expiration Date | Share Awards Number of Shares or Units of Stock Held That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)[2] | Equity Incntive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)[2] |
|---|---|---|---|---|---|---|---|---|---|
| **James Kessler** | 15-Mar-24[3] | — | — | — | — | — | — | 118,538 | 10,693,312 |
| | 15-Mar-24[3] | — | — | — | — | — | — | 118,538 | 10,693,312 |
| | 15-Mar-24[4] | — | — | — | — | 39,513 | 3,564,468 | — | — |
| | 08-Aug-23 | 55,660 | 111,321 | 58.09 | 08/08/2033 | — | — | — | — |
| | 08-Aug-23[5] | — | — | — | — | — | — | 207,188 | 9,345,215 |
| | 08-Aug-23[6] | — | — | — | — | 34,532 | 3,115,132 | — | — |
| | 15-Mar-22 | 39,656 | 19,827 | 57.70 | 03/15/2032 | — | — | — | — |
| | 15-Mar-22[7] | — | — | — | — | — | — | 33,832 | 3,051,984 |
| | 12-Aug-21 | 20,742 | — | 80.00 | 08/12/2027 | — | — | — | — |
| | 12-Aug-21 | 25,615 | — | 90.00 | 08/12/2027 | — | — | — | — |
| | 12-Aug-21 | 31,355 | — | 100.00 | 08/12/2027 | — | — | — | — |
| | 25-Feb-21 | 45,658 | — | 54.83 | 02/25/2031 | — | — | — | — |
| **Eric Guerin** | 15-Mar-24[3] | — | — | — | — | — | — | 34,880 | 314,652 |
| | 15-Mar-24[3] | — | — | — | — | — | — | 6,712 | 605,490 |
| | 15-Mar-24[3] | — | — | — | — | — | — | 34,880 | 314,652 |
| | 15-Mar-24[3] | — | — | — | — | — | — | 6,712 | 605,490 |
| | 15-Mar-24[4] | — | — | — | — | 11,626 | 1,048,781 | — | — |
| | 15-Mar-24[4] | — | — | — | — | 6,711 | 605,399 | — | — |
| **Nancy King** | 17-Jun-24[3] | — | — | — | — | — | — | 6,258 | 564,534 |
| | 17-Jun-24[3] | — | — | — | — | — | — | 6,258 | 564,534 |
| | 17-Jun-24[3] | — | — | — | — | — | — | 14,084 | 1,270,518 |
| | 17-Jun-24[3] | — | — | — | — | — | — | 14,084 | 1,270,518 |
| | 17-Jun-24[4] | — | — | — | — | 6,258 | 564,534 | — | — |
| | 17-Jun-24[4] | — | — | — | — | 4,694 | 423,446 | — | — |



| | | Option Awards[1] | | | | Share Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Number of Securities Underlying Unexercised Options (#) | | | | | | | |
| Name | Grant Date | Exercisable | Unexercisable | Option Exercise Price($) | Option Expiration Date | Number of Shares or Units of Stock Held That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)[2] | Equity Incntive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)[2] |
| Jeff Jeter | 15-Mar-24[3] | — | — | — | — | — | — | 28,690 | 2,588,116 |
| | 15-Mar-24[3] | — | — | — | — | — | — | 28,690 | 2,588,116 |
| | 15-Mar-24[4] | — | — | — | — | 9,563 | 862,675 | — | — |
| | 08-Aug-23 | 4,821 | 9,643 | 58.09 | 08/08/2033 | — | — | — | — |
| | 08-Aug-23[5] | — | — | — | — | — | — | 17,948 | 1,619,068 |
| | 08-Aug-23[6] | — | — | — | — | 2,992 | 269,903 | — | — |
| | 15-Mar-22 | 9,656 | 4,827 | 57.7 | 03/15/2032 | — | — | — | — |
| | 15-Mar-22[7] | — | — | — | — | — | — | 8,238 | 743,096 |
| | 12-Aug-21 | 7,744 | — | 80.00 | 08/12/2027 | — | — | — | — |
| | 12-Aug-21 | 9,563 | — | 90.00 | 08/12/2027 | — | — | — | — |
| | 12-Aug-21 | 11,706 | — | 100.00 | 08/12/2027 | — | — | — | — |
| | 25-Feb-21 | 17,046 | — | 54.83 | 02/25/2031 | — | — | — | — |
| | 05-Mar-20 | 3,072 | — | 40.64 | 03/05/2030 | — | — | — | — |
| Steve Lewis | 17-Sep-24[3] | — | — | — | — | — | — | 5,944 | 536,208 |
| | 17-Sep-24[3] | — | — | — | — | — | — | 5,944 | 536,208 |
| | 17-Sep-24[3] | — | — | — | — | — | — | 14,492 | 1,307,324 |
| | 17-Sep-24[3] | — | — | — | — | — | — | 14,492 | 1,307,324 |
| | 17-Sep-24[4] | — | — | — | — | 5,945 | 536,298 | — | — |
| | 17-Sep-24[4] | — | — | — | — | 4,831 | 435,805 | — | — |
| Megan Cash | — | — | — | — | — | — | — | — | — |
| | — | — | — | — | — | — | — | — | — |

1. Represents option awards granted under our Stock Option Plan or our 2023 Share Incentive Plan if the grant date is in 2023 or 2024.
2. Represents PSUs granted under the Executive PSU Plan or, if the grant date is in 2023 or 2024, our 2023 Share Incentive Plan and assumes 200% of target performance for unearned PSUs. Market value is based on the closing Common Share price on the NYSE as of December 31, 2024, the last trading day of 2024, which was $90.21 per Common Share. The amount includes dividend equivalent units that are accrued during the vesting period and are paid out when the underlying PSUs vest.
3. Represents PSUs granted under the 2023 Share Incentive Plan for the three-year performance period ending December 31, 2026 that vest on March 14, 2027.
4. Represents RSUs granted under our 2023 Share Incentive Plan that vest in equal annual installments over three years from March 15, 2024.
5. Represents PSUs granted under the 2023 Share Incentive Plan for the three-year performance period ending December 31, 2025 that vest on March 14, 2026.
6. Represents RSUs granted under our 2023 Share Incentive Plan that vest in equal annual installments over three years from March 15, 2023.
7. Represents PSUs granted under the Executive PSU Plan for the three-year performance period ending December 31, 2024 that vest on March 14, 2025.



# Option Exercises and Stock Vested in 2024

The following table provides information regarding our NEO's stock option exercises and vesting of RSUs and PSUs during 2024.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Common Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Common Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| James Kessler | 53,649 | 2,263,809 | 52,210 | 3,829,274 |
| Eric Guerin | — | — | — | — |
| Nancy King | — | — | — | — |
| Jeff Jeter | 25,416 | 972,758 | 14,591 | 1,060,769 |
| Steve Lewis | — | — | — | — |
| Megan Cash | 24,958 | 379,293 | 5,159 | 362,155 |

1. Value realized on exercise of stock options is based on the fair market value of our Common Shares on the date of exercise minus the exercise price and does not reflect actual proceeds received.
2. Value realized on vesting of stock awards is based on the closing price of our Common Shares on the vest date.

# Potential Payments Upon Termination or Change in Control

The following table describes the estimated potential payments and benefits under the Company's compensation and benefit plans and contractual agreements to which the NEOs would have been entitled if a termination of employment or change in control occurred on December 31, 2024. The actual amounts to be paid out can only be determined at the time of the NEO's departure from the Company. The amounts reported in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs or include distributions of plan balances under our 401(k) Plan. The amounts reported assume payment of all previously earned and unpaid salary, vacation pay and short- and long-term incentive awards. Ms. Cash's employment terminated during 2024 and she has therefore been omitted from the table below. The severance paid to Ms. Cash in connection with her termination of employment is reported in the Summary Compensation Table on page 74.

| Named Executive Officer | Termination for "Cause" | Termination without "Cause" or for "Good Reason"[6] | Resignation | Retirement[7] | "Change of Control" | Termination without "Cause" or "Good Reason" following "Change of Control"[1] |
|---|---|---|---|---|---|---|
| **James Kessler** | | | | | | |
| Cash severance[2] | — | 1,700,000 | — | — | — | 1,700,000 |
| Short-term incentive[3] | — | 2,125,000 | — | — | — | 3,187,500 |
| Acceleration of equity awards[4,5] | — | 22,832,210 | — | — | — | 38,005,357 |
| Present value of group plan benefits | — | 43,204 | — | — | — | 57,606 |
| **Total Termination Benefits** | **—** | **26,700,414** | **—** | **—** | **—** | **42,950,463** |
| **Eric Guerin** | | | | | | |
| Cash severance[2] | — | 945,000 | — | — | — | 945,000 |
| Short-term incentive[3] | — | 945,000 | — | — | — | 1,575,000 |
| Acceleration of equity awards[4,5] | — | 1,824,109 | — | — | — | 5,466,125 |
| Present value of group plan benefits | — | 1,893 | — | — | — | 1,893 |
| **Total Termination Benefits** | **—** | **3,716,002** | **—** | **—** | **—** | **7,988,018** |



| Named Executive Officer | Termination for "Cause" | Termination without "Cause" or for "Good Reason"[6] | Resignation | Retirement[7] | "Change of Control" | Termination without "Cause" or "Good Reason" following "Change of Control"[1] |
|---|---|---|---|---|---|---|
| **Jeff Jeter** | | | | | | |
| Cash severance[2] | — | 900,000 | — | — | — | 900,000 |
| Short-term incentive[3] | — | 1,125,000 | — | — | — | 1,875,000 |
| Acceleration of equity awards[4,5] | — | 3,943,365 | — | — | — | 6,794,406 |
| Present value of group plan benefits | — | 34,783 | — | — | — | 34,783 |
| **Total Termination Benefits** | **—** | **6,003,148** | **—** | **—** | **—** | **9,604,189** |
| **Nancy King** | | | | | | |
| Cash severance[2] | — | 900,000 | — | — | — | 900,000 |
| Short-term incentive[3] | — | 720,000 | — | — | — | 1,200,000 |
| Acceleration of equity awards[4,5] | — | 776,198 | — | — | — | 2,854,507 |
| Present value of group plan benefits | — | 8,252 | — | — | — | 8,252 |
| **Total Termination Benefits** | **—** | **2,404,450** | **—** | **—** | **—** | **4,962,759** |
| **Steve Lewis** | | | | | | |
| Cash severance[2] | — | 975,000 | — | — | — | 975,000 |
| Short-term incentive[3] | — | 975,000 | — | — | — | 1,625,000 |
| Acceleration of equity awards[4,5] | — | 508,859 | — | — | — | 2,846,846 |
| Present value of group plan benefits | — | 1,893 | — | — | — | 1,893 |
| **Total Termination Benefits** | **—** | **2,460,752** | **—** | **—** | **—** | **5,448,739** |

1. Represents the occurrence of a double-trigger event under the Change of Control Agreements.
2. Represents cash payments based on base salary.
3. Represents cash payments of the short-term incentive plan.
4. The value of accelerated stock options is determined by subtracting the exercise price of the stock option from the closing Common Share price on the NYSE of $90.21 as of December 31, 2024, the last trading day of 2024, and multiplying the result, if a positive number ("in-the-money"), by the number of option shares that would vest as a result of termination.
5. The value of the PSUs assumes achieving target performance levels and is based on the closing Common Share price on the NYSE of $90.21 as of December 31, 2024, the last trading day of 2024.
6. Age requirements must be met to receive any payments upon Retirement. See "Retirement" on page 72.
7. Includes termination as a result of death or disability.

# CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annualized annual total compensation of James Kessler, our CEO in each case, inclusive of compensation under nondiscriminatory benefit plans.

For 2024, our last completed fiscal year:

- the annual total compensation of our median employee (other than our CEO) was $57,010;

- Mr. Kessler's annual total compensation for the full year was $14,654,908; and

- based on this information, for 2024, the ratio of the median of the annual total compensation of all employees to the annual total compensation of our CEO was 1 to 257. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of SEC Regulation S-K.

As permitted under the SEC executive compensation disclosure rules, we are electing to use the same median employee that we used for purposes of preparing our 2023 pay ratio disclosure. Since November 30, 2023 (the date used to select the 2023 median employee), there have been no changes in the Company's employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure as our employee population and compensation practices have remained generally consistent since November 30, 2023.

In calculating the CEO pay ratio, SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported CEO pay ratio may not be comparable to CEO pay ratios reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their CEO pay ratios.



# Pay Versus Performance

| Fiscal Year | Summary Compensation Table Total for PEO Kessler, James[1] | Compensation Actually Paid to PEO Kessler, James[2] | Summary Compensation Table Total for PEO Fandozzi, Ann[1] | Compensation Actually Paid to PEO Fandozzi, Ann[2] | Average Summary Compensation Table Total for non-PEO NEOs[3] | Average Compensation Actually Paid to non-PEO NEOs[4] | Value of Initial Fixed $100 Investment Based On: | | Net Income ($M) | Agency Proceeds ($M) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | RBA Total Shareholder Return[5] | Peer Group Total Shareholder Return[6] | | |
| 2024 | $14,786,849 | $33,467,177 | $0 | $0 | $2,986,553 | $4,386,250 | $232 | $145 | $413 | $1,200 |
| 2023 | $15,928,325 | $25,849,889 | $792,366 | $9,727,850 | $2,811,920 | $3,697,652 | $170 | $123 | $175 | $1,173 |
| 2022 | $0 | $0 | $7,919,967 | $7,755,014 | $3,552,402 | $3,341,006 | $141 | $114 | $320 | $1,073 |
| 2021 | $0 | $0 | $10,381,730 | $9,943,897 | $2,997,009 | $2,272,068 | $147 | $124 | $152 | $917 |
| 2020 | $0 | $0 | $7,193,425 | $15,132,997 | $2,529,898 | $5,860,977 | $165 | $102 | $170 | $859 |
| | | | | | | | $100.00 | $100.00 | | |

1. The Principal Executive Officer (the ''PEO'') for 2024 was James Kessler who has served as PEO since August 1, 2023. The PEOs for 2023 were James Kessler, who served as PEO since August 1, 2023, and Ann Fandozzi, who served as PEO from January 6, 2020 through July 31, 2023. Ms. Fandozzi served as PEO in 2020, 2021 and 2022. The Summary Compensation Table on page 74 provides the details of Mr. Kessler's compensation for the past three years as set forth in column (b).
2. SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine ''compensation actually paid'' as reported in the Pay Versus Performance Table. Compensation actually paid (''CAP'') does not necessarily represent cash and/or equity value transferred to the applicable PEO, but rather is a value calculated under applicable SEC rules. In accordance with Item 402(v) of Regulation S-K, the following adjustments were made to the amount reported for the PEO in the ''Total'' column of the Summary Compensation Table to calculate CAP. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

| | PEO: Mr. Kessler |
|---|---|
| Prior FYE | 12/31/2023 |
| Current FYE | 12/31/2024 |
| Fiscal Year | 2024 |
| SCT Total | $14,786,849 |
| - Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year | ($11,775,481) |
| + Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year | $18,228,428 |
| + Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years | $10,229,868 |
| + Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year | $0 |
| + Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year | $1,997,512 |
| - Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year | $0 |
| **Compensation Actually Paid** | **$33,467,177** |

3. The non-PEO NEOs for 2020 were Baron Concors, Mr. Kessler and Carmen Thiede. The non-PEO NEOs in 2021 were Sharon Driscoll, Mr. Concors, Mr. Kessler, and Kari Taylor. The non-PEO NEOs for 2022 were Ms. Driscoll, Mr. Concors, Eric Jacobs, Mr. Kessler, and Ms. Thiede. The non-PEO NEOs for 2023 were Ms. Cash, Mr. Concors, Mr. Jacobs, Mr. Jeter, Darren Watt and Ms. Thiede. The non-PEO NEOs for 2024 were Ms. Cash, Mr. Guerin, Mr. Jeter, Ms. King and Mr. Lewis. The Summary Compensation Table on page 74 provides details of each of the 2024 non-PEO NEOs' compensation.
4. CAP to the non-PEO NEOs in 2024 was calculated as follows:



| Prior FYE<br>Current FYE<br>Fiscal Year | NEO:<br>12/31/2023<br>12/31/2024<br>2024 |
|---|---|
| SCT Total | $2,986,553 |
| - Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year | ($1,933,487) |
| + Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year | $2,879,462 |
| + Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years | $449,354 |
| + Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year | $0 |
| + Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year | $378,603 |
| - Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year | ($374,234) |
| **Compensation Actually Paid** | **$4,386,250** |

5.  The Company's TSR is determined based on the value of an initial fixed investment of $100 in Common Shares.

6.  The Company is using the S&P/TSX Index to measure our peer group TSR performance. The S&P/TSX is the peer group the Company used for purposes of Item 201(e) of Regulation S-K under the Exchange Act in the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

7.  The following table identifies the four most important financial performance measures used by our Compensation Committee in 2024 to link the CAP to our PEO and other NEOs. Each of these performance measures is discussed in the CD&A above and defined in the Appendix A: Selected Definitions of Operational and Financial Performance on page 101.



**Financial Performance Measures**

Agency Proceeds

OFCF

Earnings CAGR

rTSR

▶ **Pay Versus Performance Alignment**

The charts below show, for the past five years, (i) the relationship of the Company's TSR relative to its peers as well as (ii) the relationship between the PEO and non-PEO NEO CAP and (1) the Company's TSR; (2) the Company's net income; and (3) the Company's Agency Proceeds. The CAP over the five-year period ended December 31, 2024 follows the trend in the Company TSR results over the same period. In addition, the chart titled "Company TSR vs. Peer Group TSR" reflects that our TSR over this five-year period exceeds the S&P/TSX TSR over the same period. Mr. Kessler was appointed Chief Executive Officer in August 2023 and received commensurate compensation adjustments, which is reflected in the higher CAP in 2023. Mr. Kessler and Ms. Fandozzi are included in the PEO CAP in 2023.









# Equity compensation plan information as of December 31, 2024

▶ **Securities Authorized for Issuance under Equity Compensation Plans**

The following table sets forth information about the Company's equity compensation plans as of December 31, 2024.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 3,370,692[2] | $64.49[3] | 10,265,156[4] |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | **3,370,692** | **$64.49** | **10,265,156** |

1. Reflects our 2023 Share Incentive Plan, which was approved by the Company's shareholders on May 8, 2023, as well as equity awards granted under our previous plans until expiration or settlement.
2. This amount reflects 100% of target number of PSUs granted and includes dividend equivalent rights credited in connection with such PSUs. The number of PSUs that vest is conditional upon specified market, service, and/or performance vesting conditions being met. For the March 2024 PSUs with market conditions, the market vesting condition is based on the TSR performance of the Company relative to the performance of the Russell 3000 index members at the date of grant. The March 2024 PSUs with market conditions can result in participants earning between 0% and 200% of the target number granted. There were no market vesting conditions for the share units granted under the PSU Plans in 2020 and 2022. Share units granted under our PSU Plans with no market vesting conditions are based on the achievement of specific performance measures and can result in participants earning between 0% and 200% of the target number of PSUs granted. Further, we have the option to choose whether to settle these PSU Plans without market vesting conditions in cash or in shares.
3. Weighted average exercise price does not include the effect of our outstanding share units, which do not have an associated exercise price. The remaining term of our stock options is 4.5 years.
4. Consists of 7,958,801 Common Shares available for issuance under the 2023 Share Incentive Plan and 2,306,355 Common Shares available for issuance under the ESPP.

# Burn rate

The following table sets forth the burn rate of the Company's equity compensation plans as at December 31, 2024.

| Plans | 2022 | | 2023 | | 2024 | |
|---|---|---|---|---|---|---|
| | Grants | Burn Rate[1] | Grants | Burn Rate[1] | Grants | Burn Rate[1] |
| 2023 Share Incentive Plan | — | —% | 848,290 | 0.51% | 659,897 | 0.36% |
| 1999 Stock Option Plan | 830,004 | 0.75% | — | —% | — | —% |
| PSU Plans | 251,747 | 0.23% | — | —% | — | —% |
| RSU Plans | 34,496 | 0.03% | — | —% | — | —% |
| IAA Plan | — | —% | — | —% | — | —% |
| IronPlanet Stock Plans | — | —% | — | —% | — | —% |
| Employee Stock Purchase Plan | — | —% | 180,503 | 0.11% | 513,033 | 0.28% |
| **Total equity awards and burn rate** | **1,116,247** | **1.01%** | **1,028,793** | **0.62%** | **1,172,930** | **0.64%** |
| **Weighted average Common Shares outstanding** | **110,315,782** | | **166,963,575** | | **183,958,259** | |

1. The burn rate for each plan is calculated by dividing the number of shares or units granted under the plan during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.



# Dilution

The following table sets forth the dilution of the Company's equity compensation plans as at December 31, 2024.

| Plans | Available[1] | Outstanding[2] | Available & Outstanding | Dilution[3] |
|---|---|---|---|---|
| 2023 Share Incentive Plan | 7,958,801 | 1,231,470 | 9,190,271 | 4.97% |
| 1999 Stock Option Plan | — | 1,405,267 | 1,405,267 | 0.76% |
| PSU Plans | — | 133,073 | 133,073 | 0.07% |
| RSU Plans | — | 9,845 | 9,845 | 0.01% |
| IAA Plan | — | 39,949 | 39,949 | 0.02% |
| IronPlanet Stock Plans | — | 24,537 | 24,537 | 0.01% |
| Employee Stock Purchase Plan | 2,306,355 | — | 2,306,355 | 1.25% |
| **Total stock options and dilution** | 10,265,156 | 2,844,141 | 13,109,297 | 7.10% |
| **Common Shares outstanding** | | | | 184,732,582 |

1. Amounts available represent 4.31% (under the 2023 Incentive Plan) and 1.25% (under the ESPP) relative to the number of Common Shares outstanding as of December 31, 2024.
2. Amounts outstanding represent 0.67% (under the 2023 Incentive Plan), 0.76% (under the Stock Option Plan), 0.07% (under the PSU Plans), 0.01% (under the RSU Plans), 0.02% (under the IAA Plan) and 0.01% (under the IronPlanet Stock Plans) relative to the number of Common Shares outstanding as of December 31, 2024.
3. The dilution for each plan is calculated by dividing the number of Common Shares available for issuance and outstanding under the Equity Plans on a per plan and aggregated basis by the Common Shares outstanding as of December 31, 2024.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of our Common Shares as of March 20, 2025 by:

- our NEOs;

- our directors and nominees for director;

- all of our executive officers, directors and nominees as a group; and

- each person who is known by us to beneficially own more than 5% of our issued and outstanding Common Shares.

Under SEC rules, "beneficial ownership" for purposes of this table takes into account Common Shares as to which the individual has or shares voting and/or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of Section 16 of the Exchange Act. Common Shares that may be acquired by an individual or group within 60 days of March 20, 2025 are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in the footnotes to this table, to the best of our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them. Except as otherwise indicated, the address of each shareholder is c/o RB Global, Inc., 9500 Glenlyon Parkway, Burnaby, British Columbia V5J 0C6.

| Directors, Nominees and Named Executive Officers | Amount and Nature of Beneficial Ownership | Percent of Class[1] |
|---|---|---|
| Robert G. Elton[2] | 37,306 | * |
| James Kessler[3] | 306,102 | * |
| Brian Bales[2] | 11,256 | * |
| Adam DeWitt[2] | 15,166 | * |
| Gregory B. Morrison[2] | 2,657 | * |
| Timothy O'Day[2] | 6,355 | * |



| Directors, Nominees and Named Executive Officers | Amount and Nature of Beneficial Ownership | Percent of Class[1] |
|---|---|---|
| Sarah Raiss[2] | 23,522 | * |
| Michael Sieger[2] | 7,892 | * |
| Debbie Stein[2] | 2,657 | * |
| Carol M. Stephenson[2] | 11,220 | * |
| Steve Lewis | — | * |
| Eric Guerin | — | * |
| Jeff Jeter[4] | 87,018 | * |
| Nancy King | — | * |
| Megan Cash[5] | 12,382 | * |
| All directors, nominees and executive officers as a group (22 individuals)[11] | 523,533 | * |

| 5% Shareholders | Amount and Nature of Beneficial Ownership | Percent of Class[1] |
|---|---|---|
| The Vanguard Group, Inc.[6] | 22,839,262 | 12.34% |
| BlackRock, Inc.[7] | 19,782,809 | 10.69% |
| Independent Franchise Partners, LLP[8] | 10,721,687 | 5.79% |
| Massachusetts Financial Services Company[9] | 10,153,125 | 5.48% |

*Less than 1%.

1. As of March 20, 2025, there were 185,122,965 Common Shares outstanding.

2. Represents ownership of Common Shares, including any DSU/RSUs which will vest within 60 days of March 20, 2025. For RSUs, Robert G. Elton has 3,387 RSUs vesting within 60 days of March 20, 2025, and all other directors have 2,657 RSUs within 60 days of March 20, 2025. For DSUs vesting within 60 days of March 20, 2025, the values are as follows: Robert G. Elton - 32,448; Bales - 2,199; Adam DeWitt - 8,509; Timothy O'Day - 2,199; Sarah Raiss - 19,455; Michael Sieger - 2,199; and Carol M. Stephenson - 4,244. Gregory B. Morrison and Debbie Stein do not have any DSUs vested or vesting within 60 days of March 20, 2025.

3. Represents 87,415 Common Shares and 218,686 Common Shares underlying stock options exercisable within 60 days of March 20, 2025.

4. Represents 23,410 Common Shares and 63,608 Common Shares underlying stock options exercisable within 60 days of March 20, 2025.

5. Ms. Cash's ownership interest is reported as of May 31, 2024, her last day of employment with the Company. The Company has no knowledge of any transactions Ms. Cash may have completed after her last day of employment with the Company.

6. Based solely on information contained in a Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 13, 2024. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355. The Schedule 13G/A indicates that The Vanguard Group, Inc. has shared voting power with respect to 1,851,851 Common Shares, sole dispositive power with respect to 20,837,639 Common Shares and shared dispositive power with respect to 2,001,623 Common Shares.

7. Based solely on information contained in a Schedule 13G filed by BlackRock, Inc. with the SEC on July 8, 2024. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. The Schedule 13G indicates that BlackRock, Inc. has sole voting power with respect to 18,833,203 Common Shares and sole dispositive power with respect to 19,782,809 Common Shares.

8. Based solely on information contained in a Schedule 13G filed by Independent Franchise Partners, LLP with the SEC on November 13, 2024. The address of Independent Franchise Partners, LLP is Level 1, 10 Portman Square, London W1H 6AZ, United Kingdom. The Schedule 13G indicates that Independent Franchise Partners, LLP has sole voting power with respect to 10,721,687 Common Shares and sole dispositive power with respect to 10,616,106 Common Shares.

9. Based solely on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the SEC on February 9, 2024. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199. The Schedule 13G/A indicates that Massachusetts Financial Services Company has sole voting power with respect to 9,178,484 Common Shares and sole dispositive power with respect to 10,153,125 Common Shares.

We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control of our Company.



# SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

To be considered for inclusion in the proxy statement distributed to shareholders prior to our annual meeting in 2026 (the "2026 Annual Meeting"), pursuant to the mechanism provided by the Exchange Act, a shareholder proposal (other than in respect of the nomination of directors) must be received by us no later than November 24, 2025, which corresponds to the date that is 120 calendar days before the anniversary date on which our proxy statement was released to shareholders in connection with the Meeting, and must comply with the requirements of Rule 14a-8 of the Exchange Act. If the date of the 2026 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the Meeting, then the deadline to submit a proposal to be considered for inclusion in next year's proxy statement and form of proxy is a reasonable time before we begin to print and mail proxy materials.

Shareholders who do not wish to use the mechanism provided by the Exchange Act may submit proposals to be considered at the 2026 Annual Meeting under the provisions of the OBCA. A proposal under the OBCA (other than in respect of the nomination of directors) may be submitted by any registered or beneficial shareholder entitled to vote at the 2026 Annual Meeting . A shareholder proposal to nominate a director must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares of a class or series of shares of the Company entitled to vote at the 2026 Annual Meeting. Such shareholder proposals must be received by us no later than March 6, 2026, in order to be included in the proxy materials for the 2026 Annual Meeting. Upon receipt of a proposal in compliance with the requirements of the OBCA, the Company will set out such proposal in the proxy statement distributed to shareholders prior to the 2026 Annual Meeting.

In addition, our by-laws contain an advance notice provision which requires advance notice to the Company of nominations of persons for election to the Board in circumstances where nominations are made by shareholders other than pursuant to a shareholder proposal made pursuant to the provisions of the OBCA or a requisition of shareholders made in accordance with the OBCA. The advance notice provision, among other things, provides for a deadline by which shareholders must notify the Company in writing of an intention to nominate directors for election to the Board prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in such notice. In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 6, 2026, unless the date of the 2026 Annual Meeting is prior to April 5, 2026 or after June 4, 2026, in which case such notice must be provided by the later of 60 calendar days prior to the date of the 2026 Annual Meeting or the 10th calendar day following the day on which the Company first publicly announces the date of the 2026 Annual Meeting.

Shareholders wishing to put forward a proposal or nominate a director for election should carefully review the relevant provisions of the Exchange Act, the OBCA and our by-laws. A copy of our by-laws is available on request from the Corporate Secretary of the Company and was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024, which may be accessed through SEDAR+ at www.sedarplus.com or EDGAR at www.sec.gov.

Shareholders must submit written proposals, in accordance with the foregoing procedures, to the following address:

RB Global, Inc.
9500 Glenlyon Parkway
Burnaby, British Columbia V5J 0C6 Canada
Attention: Corporate Secretary



# OTHER BUSINESS

As of the date of this Proxy Statement, management of the Company does not know of any other matters that will come before the Meeting. However, the proxy in the accompanying form, when properly completed and delivered and not revoked, will confer discretionary authority upon a proxy holder named therein to vote your shares on any amendments or variations to matters identified in the accompanying Notice of Annual Meeting of Shareholders and any other matter which may properly come before the meeting in respect of which such proxy has been granted, subject to any limitations imposed by law.



# NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this in this Proxy Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and Canadian securities laws. Forward-looking statements are typically identified by such words as "aim", "anticipate", "believe", "could", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", "will", "should", "would", "could", "likely", "generally", "future", "long-term", or the negative of these terms, and similar expressions intended to identify forward-looking statements. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. These statements are based on our current expectations and estimates about our business and markets, and may include, among others, statements relating to: our future strategy, objectives, targets, projections and performance; our ability to drive shareholder value; potential growth and market opportunities; the level of participation in our auctions and the success of our online marketplaces; our ability to grow our businesses, acquire new customers, enhance our sector reach, drive geographic depth, and scale our operations; the impact of our initiatives, services, investments, and acquisitions on us and our customers; the acquisition or disposition of properties; potential future mergers and acquisitions; our ability to integrate acquisitions; our future capital expenditures and returns on those expenditures; our ability to add new business and information solutions, including, among others, our ability to maximize and integrate technology to enhance our existing services and support additional value-added service offerings; the supply trend of equipment and vehicles in the market and the anticipated price environment, as well as the resulting effect on our business and Gross Transaction Value ("GTV"); our compliance with laws, rules, regulations, and requirements that affect our business; effects of various economic, financial, industry, and market conditions or policies, including inflation, the supply and demand for property, equipment, or natural resources; the behavior of commercial assets and vehicle pricing; the relative percentage of GTV represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability; our future capital expenditures and returns on those expenditures; the effect of any currency exchange and interest rate fluctuations on our results of operations; the effect of any tariffs on our results of operations; the grant and satisfaction of equity awards pursuant to our compensation plans; any future declaration and payment of dividends, including the tax treatment of any such dividends; financing available to us from our credit facilities or other sources, our ability to refinance borrowings, and the sufficiency of our working capital to meet our financial needs; and, our ability to satisfy our present operating requirements and fund future growth through existing working capital, credit facilities and debt.

While we have not described all potential risks related to our business and owning our common shares, the factors discussed in "Part I, Item 1A: Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2024 are among those that may affect our performance materially or could cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed or referenced under "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2024.

The contents and sending of this Proxy Statement have been approved by the Board of Directors of the Company. By Order of the Board of Directors,

Ryan Welsh
Corporate Secretary
Vancouver, British Columbia

March 24, 2025

Please promptly sign and return your proxy card, or, if you are a non-registered/beneficial owner, please follow the instructions on your voting instruction form. If you decide to attend the Meeting via the live audio webcast, you may, if you wish, revoke the proxy and vote your shares online.





# APPENDIX A: SELECTED DEFINITIONS OF OPERATIONAL AND FINANCIAL PERFORMANCE

The following defines select measures of operational and financial performance used in this Proxy Statement.

## Measures of operational performance

**Gross transaction value ("GTV")** represents total proceeds from all items sold at our live and on site auctions and online marketplaces, third-party online marketplaces, private brokerage services and other disposition channels. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in our consolidated financial statements.

## Non-GAAP financial measures

**Adjusted Earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")** is calculated by adding back depreciation and amortization expenses, interest expense, and income tax expense, and subtracting interest income from net income and excludes the pre-tax effects of significant items that the Company does not consider to be part of normal operating results. Such items can include acquisition-related and integration costs, loss (gain) on disposition of property, plant and equipment and related costs, prepaid consigned vehicle charges, change in fair value of derivatives and non-recurring advisory, legal and restructuring costs and non-income tax expenses, as well as other items that the Compensation Committee or the Board determines, for this purpose, to be non-recurring or unusual.

**Agency Proceeds** is calculated by subtracting the cost of inventory sold and ancillary and logistical service expenses from total revenues, excluding the pre-tax effects of items that the Compensation Committee or the Board determines, for this purpose, to be non-recurring or unusual.

**Earnings CAGR** means the Compounded Annual Growth Rate ("CAGR") over the applicable period of the Company's net income attributable to shareholders excluding after-tax adjusting items and items that the Compensation Committee or the Board determines, for this purpose, to be non-recurring or unusual.

**Operating free cash flow ("OFCF")** is calculated as cash provided by operating activities minus net capital spending. Net capital spending is a GAAP measure that is calculated as property, plant and equipment additions plus intangible asset additions less proceeds on disposition of property, plant and equipment.

**OFCF per share** is calculated by dividing the OFCF by the weighted average Common Shares outstanding.



# SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF FEBRUARY 2~~8~~4, 20~~19~~25 (AMENDING AND RESTATING THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF FEBRUARY 2~~2~~8, 20~~07~~19~~, AS AMENDED APRIL 5, 2007~~)

BETWEEN

**~~RITCHIE BROS. AUCTIONEERS INCORPORATED~~**

**RB GLOBAL, INC.**

AND

**COMPUTERSHARE INVESTOR SERVICES INC.**

AS RIGHTS AGENT

~~McCarthy Tétrault LLP~~
~~Suite 2400, 745 Thurlow Street~~
~~Vancouver, British Columbia~~
~~Canada V6E 0C5~~

# TABLE OF CONTENTS





# SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

**SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT**, dated as of February 2~~8~~4, 20~~19~~25, between ~~Ritchie Bros. Auctioneers Incorporated~~RB Global, Inc., a corporation incorporated under the ~~*Canada*~~ *Business Corporations Act* (Ontario) (the **'Company'**) and Computershare Investor Services Inc., a trust company existing under the laws of Canada (the **'Rights Agent'**), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated as of February 2~~2~~8, 20~~07~~19 ~~(as amended by amending agreement between the Company and Rights Agent dated April 5, 2007)~~ (the **'Original Agreement'**).

**WHEREAS**:

A. The Board of Directors (as hereinafter defined) has determined that it is in the best interests of the Company to continue to have a shareholder rights plan (the **'Rights Plan'**) to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the securities of the Company;

B. The Company and the Rights Agent wish to effect certain amendments to update and restate the Original Agreement, on terms and conditions and in the form of this Agreement, to be approved, ratified and confirmed by the shareholders of the Company at the annual meeting of shareholders of the Company to be held May ~~7~~5, 20~~19~~25, or any adjournment or postponement thereof;

C. In order to implement the Rights Plan as established by the Original Agreement, the Board of Directors has previously authorized:

   a. the issuance, effective at the close of business on the Record Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the close of business on the Record Time; and

   b. the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

E. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

F. The Company desires to confirm the appointment of the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

**NOW THEREFORE**, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

## ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) **'Acquiring Person'** means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term 'Acquiring Person' shall not include:

(i) the Company or any Subsidiary of the Company;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction;

(B) a Permitted Bid Acquisition;

(C) an Exempt Acquisition;

(D) a Pro Rata Acquisition; or

(E) a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date of such increase, such Person shall become an 'Acquiring Person';

(iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person; (For the purposes of this definition, **'Disqualification Date'** means the first date of public announcement that such Person is making or has announced an intention to make a Take-over Bid alone or jointly or in concert with any other Person);

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company pursuant to a prospectus or by way of private placement; or

(v) a Person (a **'Grandfathered Person'**) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Company that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition); and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the then outstanding Voting Shares at any time after the Record Time;

(b) **'Affiliate'**, when used to indicate a relationship with a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) **'Agreement'** means this second amended and restated shareholder rights plan agreement dated February 2~~8~~4, 20~~19~~25, between the Company and the Rights Agent, which amends and restates the Original Agreement, and as the same may be further amended or supplemented or restated from time to time; 'hereof', 'herein', 'hereto' and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) **'annual cash dividend'** means cash dividends paid in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200 per cent of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding fiscal year;

(ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Company on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100 per cent of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(e) **'Associate'**, when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage or (iii) any relative of such specified Person or of a Person mentioned in clauses (i) or (ii) or this definition if that relative has the same residence as the specified Person;

(f) A Person shall be deemed the **'Beneficial Owner'** of, and to have **'Beneficial Ownership'** of, and to **'Beneficially Own'**,

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days whether or not on condition or the happening of any contingency or the making of any payment or payment of instalments), upon the conversion, exchange or exercise of any right attaching to Convertible Securities or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and banking group members and selling group members (or any of the foregoing) with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business); or

(iii) any securities which are Beneficially Owned within the meaning of Subsections (i) or (ii) of this definition by any other Person with whom such Person or such Person's Affiliates is acting jointly or in concert;

provided, however, that a Person shall be deemed not to be the **'Beneficial Owner'** of, or to have **'Beneficial Ownership'** of, or to **'Beneficially Own'**, any security:

(iv) where such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

(A) the ordinary business of any such Person (the **'Investment Manager'**) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a **'Client'**) including a non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable laws;

(B) such Person (the **'Trust Company'**) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an 'Estate Account') or in relation to other accounts (each an **'Other Account'**) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the **'Statutory Body'**) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such security for the purposes of its activities as such;



(D)    such Person (the **'Administrator'**) is the administrator or trustee of one or more pension funds or plans (a **'Plan'**), or is a Plan, registered or qualified under the laws of Canada or any province or territory thereof or the laws of the United States of America or any State thereof and holds such security for the purposes of its activity as such; or

(E)    such Person (the **'Crown Agent'**) is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Company, or (y) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)    where such Person or any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)   where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)  where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)    **'Board of Directors'** means the board of directors of the Company or any duly constituted and empowered committee thereof;

(h)    ~~**'Business Day'** means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;~~

(h)    ~~(i)~~ ~~**'Canada**~~ **Business Corporations Act** **(Ontario)'** means the ~~Canada~~ *Business Corporations Act*, R.S.~~C~~O. 19~~85~~90, c. ~~C-44~~B.16, as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof;

(i)    **'Business Day'** means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j)    **'Canadian - U.S. Exchange Rate'** means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(k)    **'close of business'** on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

(l)    **'Common Shares'** means the common shares in the capital of the Company;

(m)   **'Competing Permitted Bid'** means a Take-over Bid that:

(i)    is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of such Permitted Bid or Competing Permitted Bid;

(ii)   satisfies all components of the definition of a Permitted Bid other than the requirements set out in Subsection (iii) of the definition of Permitted Bid; and

(iii)  contains, and the take-up and payment for securities tendered or deposited are subject to, irrevocable and unqualified conditions that no Voting Shares will be taken up or paid for pursuant to the Competing Take-over Bid prior to the close of business on a date that is no earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to applicable Canadian securities laws after the date of the Take-over Bid constituting such Competing Permitted Bid;

provided always, for greater certainty, that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(n)    **'controlled'**: a Person is 'controlled' by another Person or two or more other Persons acting jointly or in concert if:

(i)    in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)   in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and 'controls', 'controlling' and 'under common control with' shall be interpreted accordingly;

(o)    **'Convertible Securities'** shall mean, at any time:

(i)    any right (contractual or otherwise, regardless of whether it would be considered a security); or



(ii)    any securities issued by the Company (including rights, warrants and options but not including the Rights) carrying any purchase, exercise, conversion or exchange right,

pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(p)   **'Convertible Security Acquisition'** means the acquisition of Voting Shares from the Company upon the exercise or pursuant to the terms and conditions of any Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(q)   **'Co-Rights Agents'** has the meaning ascribed thereto in Subsection 4.1(a);

(r)   **'Disposition Date'** has the meaning ascribed thereto in Subsection 5.1(h);

(s)   **'Dividend Reinvestment Acquisition'** means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(t)   **'Dividend Reinvestment Plan'** means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities or holders of securities of a Subsidiary where such plan permits the holder to direct that some or all of:

(i)    dividends paid in respect of shares of any class of the Company or a Subsidiary;

(ii)   proceeds of redemption of shares of the Company or a Subsidiary;

(iii)  interest paid on evidences of indebtedness of the Company or a Subsidiary; or

(iv)  optional cash payments;

be applied to the purchase from the Company of Voting Shares;

(u)   **'Election to Exercise'** has the meaning ascribed thereto in Subsection 2.2(d)(ii);

(v)   **'Exempt Acquisition'** means an acquisition of Voting Shares or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (h); or (ii) pursuant to an amalgamation, merger or other statutory procedure, or private placement or other issuance of Voting Shares or Convertible Securities requiring approval of the shareholders of the Company;

(w)   **'Exercise Price'** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be an amount equal to three times the Market Price per Common Share determined as at the Separation Time;

(x)   **'Expansion Factor'** has the meaning ascribed thereto in Subsection 2.3(a)(x);

(y)   **'Expiration Time'** means (i) the earlier of the Termination Time, and (ii) the termination of any meeting of holders of Voting Shares at which this Agreement was not confirmed or reconfirmed as provided for in Sections 5.15 and 5.16;

(z)   **'Flip-in Event'** means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(aa)  **'holder'** has the meaning ascribed thereto in Section 2.8;

(bb)  **'Independent Shareholders'** means holders of Voting Shares, other than:

(i)    any Acquiring Person;

(ii)   any Offeror (other than any Person who, by virtue of Subsection 1.1(f)(v), is not deemed to Beneficially Own the Voting Shares held by such Person);

(iii)  any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)  any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)   any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(cc)  **'Market Price'** per security of any securities on any date of determination means the average of the daily closing prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)    the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for each of the securities as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange;

(ii)   if for any reason none of such prices is available on such day or the securities are not listed or admitted for trading on the exchange referred to in (i), the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of the securities as reported by the principal stock exchange in the United States of



America (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason none of such prices is available on such day or the securities are not listed or admitted for trading on any United States stock exchange, on such other Canadian stock exchange, or if the securities are not listed or admitted for trading on any Canadian stock exchange, such other stock exchange on which the securities are listed or admitted for trading;

(iii)    if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a national United States stock exchange, a Canadian stock exchange or any other stock exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of the securities in the over-the-counter market, as quoted by any recognized reporting system then in use (as determined by the Board of Directors); or

(iv)    if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, a national United States stock exchange or any other stock exchange or quoted by any reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of the securities on such date means the fair value per share of the securities on such date as determined by an internationally recognized investment dealer or investment banker selected by the Board of Directors. The Market Price shall be expressed in U.S. dollars. If any relevant amount used in calculating the Market Price happens to be in Canadian dollars, such amount shall be translated into United States dollars on that date at the U.S. Dollar Equivalent thereof;

(dd)    **'1933 Securities Act'** means the *Securities Act of 1933* of the United States, as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ee)    **'1934 Exchange Act'** means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ff)    '**NI 62-104**' means the National Instrument 62-104 – *Take-Over Bids and Issuer Bids* and any comparable or successor laws, instruments or rules thereto;

(gg)    **'Nominee'** has the meaning ascribed thereto in Subsection 2.2(c);

(hh)    **'Offer to Acquire'** includes:

(i)    an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)    an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ii)    **'Offeror'** means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(jj)    **'Offeror's Securities'** means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(kk)    **'Permitted Bid'** means a Take-over Bid made by a Person by way of take-over bid circular which also complies with the following additional provisions:

(i)    the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Person making the Take-over Bid (the '**Permitted Bid Offeror**');

(ii)    no Voting Shares are taken up or paid for pursuant to the Take-over Bid unless more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)    the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, irrevocable and unqualified provisions that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 105 days following the date of the Take-over Bid or such shorter period that a Take-over Bid that is not exempt from the general Take-over Bid requirements of applicable Canadian securities laws must remain open for deposits of securities thereunder, in the applicable circumstances at such time;

(iv)    the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)    the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition set forth in Subsection(ii) is satisfied, the Permitted Bid Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(ll)    **'Permitted Bid Acquisition'** means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;



(mm) **'Permitted Lock-up Agreement'** means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the **'Locked-up Person'**) who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror (the terms of which agreement are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date following the date of such agreement) whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the **'Lock-up Bid'**) provided such agreement:

(i) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction (whether by way of merger, amalgamation, arrangement, reorganization or other transaction) (the **'Superior Offer Consideration'**) that in either case will provide a greater cash equivalent value per Voting Share to the holders of Voting Shares than the Locked-up Person otherwise would have received to pay under the Lock-up Bid (the **'Lock-up Bid Consideration'**). Notwithstanding the above, the Permitted Lock-up Agreement may require that the Superior Offer Consideration must exceed the Lock-up Bid Consideration by a specified percentage before such withdrawal right takes effect, provided such specified percentage is not greater than 7%;

(and, for greater clarity, such agreement may contain a right of first refusal or require a period of delay to give an Offeror an opportunity to match a higher price in another Take-over Bid or transaction and may provide for any other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, as long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or other transaction); and

(ii) does not provide for any ''break-up'' fees, ''top-up'' fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-Up Person; and

(B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid;

being payable or forfeited by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid, withdraws Voting Shares previously tendered thereto to another Take-over Bid or supports another transaction;

(nn) **'Person'** includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, joint venture, corporation, unincorporated organization, syndicate, governmental entity or other entity;

(oo) **'Pro Rata Acquisition'** means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to:

(i) a Dividend Reinvestment Acquisition;

(ii) a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(iii) the acquisition or the exercise by the Person of only those rights to purchase Voting Shares or Convertible Securities, distributed by the Company to that Person in the course of a distribution (other than Rights) to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus or similar document, provided that the Person does not thereby acquire a greater percentage of such Voting Shares or Convertible Securities, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition and that such rights are acquired directly from the Company and not from any other Person;

(iv) a distribution of Voting Shares, or Convertible Securities (and the conversion or exchange of such Convertible Securities), by the Company made pursuant to a prospectus (or similar document) or by way of a private placement or securities exchange take-over bid provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or Convertible Securities, so offered in the distribution than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or

(v) a distribution of Voting Shares, or Convertible Securities (and the conversion or exchange of such Convertible Securities), by the Company made pursuant to a securities exchange take-over bid circular issued by the Company or in a management proxy circular (or similar document) or by way of a private placement, in respect of a merger pursuant to which the Company acquires all or substantially all of the assets of another Person in exchange for Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) on terms approved by the Board of Directors in good faith, provided that in the case of such acquisition transaction or private placement (i) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (ii) the Person does not thereby become the Beneficial Owner of more than 25% of the Voting Shares of the Company outstanding immediately prior to the completion of such acquisition transaction or private placement and in making this determination, the Voting Shares (or Convertible Securities) to be issued to such Person shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the completion of such acquisition transaction or private placement;

(pp) **'Record Time'** means February 22, 2007;

(qq) **'Redemption Price'** has the meaning ascribed thereto under Subsection 5.1(b) of this Agreement;



(rr)   **'Right'** means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(ss)   **'Rights Certificate'** means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1 or such other form as the Company and the Rights Agent may agree;

(tt)   **'Rights Register'** has the meaning ascribed thereto in Subsection 2.6(a);

(uu)   **'Rights Registrar'** has the meaning ascribed thereto in Subsection 2.6(a);

(vv)   **'Securities Act (British Columbia)'** means the *Securities Act*, R.S.B.C. 1996 Chapter 418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations and rules thereto;

(ww)   **'Separation Time'** means the close of business on the tenth Trading Day after the earlier of:

    (i)   the Stock Acquisition Date;

    (ii)   the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

    (iii)   the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors acting in good faith, and provided that, if any Take-over Bid referred to in Subsection (ii) or Permitted Bid or Competing Permitted Bid referred to in Subsection (iii) is not made, expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as applicable, shall be deemed, for the purposes of this definition, never to have been made;

(xx)   **'Stock Acquisition Date'** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 5.2 of NI 62-104 or Section 13(d) of the *1934 Exchange Act*) by an Acquiring Person that he, she or it has become an Acquiring Person, or such later date as determined by the Board of Directors acting in good faith;

(yy)   **'Subsidiary'**: a corporation is a Subsidiary of another corporation if:

    (i)   it is controlled by:

        (A)   that other; or

        (B)   that other and one or more corporations, each of which is controlled by that other; or

        (C)   two or more corporations, each of which is controlled by that other; or

    (ii)   it is a Subsidiary of a corporation that is that other's Subsidiary;

(zz)   **'Take-over Bid'** means an Offer to Acquire Voting Shares, or Convertible Securities if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon the conversion, exchange or exercise of the rights under such Convertible Securities into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(aaa)   **'Termination Time'** means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(e);

(bbb)   **'Trading Day'**, when used with respect to any securities, means a day on which the principal stock exchange in the United States of America on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange in the United States of America, a Business Day;

(ccc)   **'U.S.-Canadian Exchange Rate'** means, on any date:

    (i)   if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

    (ii)   in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(ddd)   **'U.S. Dollar Equivalent'** of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of the amount determined by multiplying the amount by the Canadian-U.S. Exchange Rate in effect on such date;

(eee)   **'Voting Share Reduction'** means an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(fff)   **'Voting Shares'** means the Common Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors.

1.2   <u>Currency</u>

All sums of money which are referred to in this Agreement are expressed in lawful money of the United States of America, unless otherwise specified.

1.3   <u>Headings and Interpretation</u>

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. In this Agreement, where the context so admits, words importing the singular include the plural and vice versa and words importing gender includes the masculine, feminine and neuter genders.



## 1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

## 1.5 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first Person (the **'First Person'**) or any Associate or Affiliate thereof or any other Person acting jointly or in concert with the First Person, to acquire or Offer to Acquire Voting Shares (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

## 1.6 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with Canadian generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

## ARTICLE 2 - THE RIGHTS

### 2.1 Issue of Rights: Legend on Common Share Certificates

(a) One Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b) Certificates representing Common Shares which are issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby. Certificates representing Common Shares that are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall have impressed on, printed on, written on or otherwise affixed to them the legend set out in the Original Agreement or a legend substantially in the following form:

''Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder's rights described in the Second Amended and Restated Shareholder Rights Plan Agreement dated as of February 2~~8~~4, 20~~19~~25, and as may be further amended, modified or supplemented from time to time (the 'Agreement') between ~~Ritchie Bros. Auctioneers Incorporated~~RB Global, Inc. and Computershare Investor Services Inc., as the same may from time to time be amended, the terms of which are incorporated herein and a copy of which is available upon request without charge. Under certain circumstances set out in the Agreement, the Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are 'Beneficially Owned' by an 'Acquiring Person', as such terms are defined in the Agreement, or a transferee thereof) or may be evidenced by separate certificates and no longer evidenced by this certificate.''

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the legend set out in the Original Agreement or a legend in accordance with this Subsection 2.1(b), until the earlier of the Separation Time and the Expiration Time.

Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company's securities register for Common Shares.

### 2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to Subsection 3.1(a) and adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and



(ii)     for administration purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)     From and after the Separation Time and prior to the Expiration Time:

(i)     the Rights shall be exercisable; and

(ii)     the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a '**Nominee**')), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)     a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to standard usage; and

(y)     a disclosure statement prepared by the Company describing the Rights,

provided that a Nominee shall be sent the materials provided for in clauses (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned Person to furnish such documentation and information as the Company deems necessary.

(d)     Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)     the Rights Certificate evidencing such Rights;

(ii)     an election to exercise such Rights (an **'Election to Exercise'**) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)     payment by certified cheque, banker's draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)     Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)     requisition from the Company's transfer agent certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)     when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares in accordance with Subsection 5.5(b);

(iii)     after receipt of the certificates referred to in Subsection 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)     when appropriate, after receipt, deliver the cash referred to in Subsection 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)     tender to the Company all payments received on exercise of Rights.

(f)     In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)     The Company covenants and agrees that it will:

(i)     take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)     take all such action as may be necessary and within its power to comply with the requirements of the ~~Canada~~ Business Corporations Act <u>(Ontario)</u>, the Securities Act (British Columbia), the securities laws or comparable legislation of each of the provinces and territories of Canada, the 1933 Securities Act and the 1934 Exchange Act and the rules and regulations thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;



(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all Canadian and foreign federal, provincial, state and other transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3    Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)    In the event the Company shall at any time after the date of this Agreement:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (for the purpose of this Agreement, **'Expansion Factor'** shall mean the number of Common Shares (or other capital stock) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof divided by 1 Common Share); and

(y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right immediately after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter, including as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsection 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Subsection 3.1(a) hereof. Adjustments pursuant to this Subsection 2.3(a) shall be made successively, whenever an event referred to in this Subsection 2.3(a) occurs.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)    In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid



to purchase such convertible or exchangeable security or right per share) less than 90% of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)     the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)    the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from unissued shares or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current Market Price per share (determined as provided in such plans) of the Common Shares.

(c)     In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation or statutory arrangement) of evidences of indebtedness, cash (other than an annual, quarterly monthly or routine cash dividend or a dividend referred to in Subsection 2.3(a)(i), but including any dividend payable in other securities of the Company other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)     the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)    the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)     Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)     three years from the date of the transaction which gives rise to such adjustment; or

(ii)    the Expiration Time.

(e)     In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Subsections 2.3(a)(i) or (a)(iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b), (c) and (d) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b), (c) and (d), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b), (c) and (d), shall be made. Subject to Subsections 5.4(b) and 5.4(c), the Company and the Rights Agent may amend this Agreement as appropriate to provide for such adjustments.

(f)     Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.



(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

   (i) consolidation or subdivision of Common Shares;

   (ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

   (iii) stock dividends; or

   (iv) issuance of rights, options or warrants referred to in this Section 2.3,

   hereafter made by the Company to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j) Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

   (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

   (ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy;

   Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or any Vice-President and by its Corporate Secretary or any Assistant Secretary under the corporate seal of the Company reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) The Company will cause to be kept a register (the **'Rights Register'**) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the **'Rights Registrar'**) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.



After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security and indemnity as may be reasonably required by them to save each of them and any of their agents harmless;

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Company shall execute and upon the Company's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the destroyed, lost or stolen Rights Certificate.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term **'holder'** of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered



as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

## ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to Subsection 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of or other successor in title or ownership to Rights (a **'transferee'**), directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Subsection 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange on which the holder fails to certify upon the transfer or exchange in the place set forth in the Rights Certificate establishing that such holder is not a Person described in either Subsection 3.1(b)(i) or (ii) above shall be deemed to be Beneficially Owned by an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c) From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the ~~Canada~~ Business Corporations Act, (Ontario), the Securities Act (British Columbia) and the securities laws or comparable legislation of each of the provinces and territories of Canada, the 1933 Securities Act and the 1934 Exchange Act and the rules and regulations thereunder and any other applicable law, rule or regulation in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.



(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Subsection 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Amended and Restated Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Amended and Restated Shareholder Rights Plan Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. Notwithstanding the foregoing, the issuance of a Rights Certificate which does not bear the legend referred to in this Subsection 3.1(d) shall not invalidate or have any effect on the provisions of Subsection 3.1(b).

## ARTICLE 4 - THE RIGHTS AGENT

4.1   General

(a) The Company hereby confirms the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby confirms such appointment. The Company may from time to time appoint such co-Rights Agents (**'Co-Rights Agents'**) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine, with the approval of the Rights Agent and the Co-Rights Agent. The Company agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Company also agrees to indemnify the Rights Agent, its officers, directors, and employees for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it in good faith to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company; provided that failure to inform the Rights Agent of any such events, or any defect therein shall not affect the validity of any action taken hereunder in relation to such events.

(d) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (i) breach by any other party of securities law or other rule of any securities regulatory authority, (ii) lost profits or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(e) Notwithstanding any other provision of this Agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of fees paid by the Company to the Rights Agent under this Agreement in the twelve (12) months immediately prior to the Rights Agent receiving the first notice of the claim.

4.2   Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, the successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.



4.3    Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of Rights and Rights Certificates, by their acceptance thereof, shall be bound:

(a)    the Rights Agent, at the expense of the Company, may consult with and retain legal counsel (who may be legal counsel for the Company) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)    whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary, or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)    notwithstanding anything to the contrary, the Rights Agent will be liable hereunder for its own gross negligence, bad faith or wilful misconduct;

(d)    the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)    the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)    the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)    the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Corporate Secretary or any Assistant Secretary of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)    the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)    the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4    Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after removal or 60 days after it has been notified in writing of the resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Company), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Company's expense. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights



Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

### 4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 30 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction (acting reasonably) within such 30-day period, then such resignation shall not be effective.

### 4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, '**Privacy Laws**') applies to obligations and activities under this Agreement. Despite any other provision of this Agreement to the contrary, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

### 4.7 Fiduciary Duties of the Board of Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that shareholders of the Company reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to the shareholders of the Company that the Board of Directors believe are necessary or appropriate in the exercise of their fiduciary duties.

### 4.8 Liability

Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

## ARTICLE 5 - MISCELLANEOUS

### 5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to that particular Flip-in Event provided that the particular Flip-in Event would result from a Take-over Bid made by way of take-over bid circular sent to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a). If the Board of Directors proposes such a waiver, the Board of Directors may extend the Separation Time to a date after but not more than 10 Business Days after the meeting of shareholders called to approve such waiver.

(b) Subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Subsection 5.4(b) or (c), as the case may be, the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the **'Redemption Price'**).

(c) Where, pursuant to a Permitted Bid, a Competing Permitted Bid, an Exempt Acquisition or an acquisition for which a waiver has been granted under Subsection 5.1(a), a Person acquires outstanding Voting Shares, other than Voting Shares Beneficially Owned by such Person at the date of the Permitted Bid, the Competing Permitted Bid, the Exempt Acquisition or an acquisition for which a waiver has been granted under Subsection 5.1(a), then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or (c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d) Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.



(e)     If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights so redeemed shall be to receive the Redemption Price.

(f)     Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by publication of a notice in any newspaper distributed nationally in Canada and in the United States or by mailing such notice to each such holder at its last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made. If the Redemption Price payable to any holder of Rights includes a fraction of a cent, such Redemption Price shall be rounded (up or down) to the nearest cent.

(g)     Upon the Rights being redeemed pursuant to Subsection 5.1(d), the Board of Directors shall be deemed to have distributed new Rights to the holders of Voting Shares as of such date and in respect of each additional Voting Share issued thereafter, on the same basis as Rights were first distributed hereunder and thereafter all the provisions of this Agreement shall continue to apply to such redistributed Rights as if the Separation Time referred to in Section 5.1(d) had not occurred and which for all purposes of this Agreement shall be deemed not to have occurred and the new Rights shall be outstanding and attached to the outstanding Common Shares as of and after such date, subject to and in accordance with the provisions of this Agreement.

(h)     The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the **'Disposition Date'**), has reduced its Beneficial Ownership of Voting Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(i)     The Company shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

## 5.2   Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

## 5.3   Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

## 5.4   Supplements and Amendments

(a)     The Company may at any time, by resolution of the Board of Directors, supplement or make amendments to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which supplements or amendments are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder or policies of securities regulatory authorities or stock exchanges. The Company may, by resolution of the Board of Directors, prior to the date of its shareholders' meeting referred to in Section 5.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares (whether or not such action would adversely affect the interest of the holders of Rights or Voting Shares generally) in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)     Subject to Subsection 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would adversely affect the interests of the holders of Rights or Voting Shares generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the Articles and By-laws of the Company.

(c)     The Company may, with the prior consent of the holders of Rights, at any time on or after the Separation Time and before the Expiration Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of a simple majority of the votes cast by the holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to the provisions hereof) present or represented at and entitled to be voted at a meeting of the holders of Rights duly called and held in compliance with applicable laws and the Articles and By-laws of the Company.



(d) For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's Articles or By-laws and the ~~Canada~~ *Business Corporations Act* (Ontario) with respect to meetings of shareholders of the Company.

(e) Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder or policies of securities regulatory authorities or stock exchanges shall:

    (i) if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

    (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company called after the Separation Time and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

    Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

(f) The Company shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within five Business Days of effecting such amendment, variation or deletion, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such amendment, variation or deletion.

5.5   Fractional Rights and Fractional Shares

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right, provided that the Company shall not be required or obligated to make any payment provided for above unless the amount payable by the Company to a certain holder exceeds $10.

(b) The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6   Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7   Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority having jurisdiction, and without limiting the generality of the foregoing, while any securities of the Company are listed and admitted to trading thereon, necessary approvals of the Toronto Stock Exchange, the New York Stock Exchange and other exchanges shall be obtained, in relation to the issuance of the Rights and the Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8   Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may consider appropriate to ensure such compliance or avoid the application thereof. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States of America, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.



5.9    Notices

(a)    Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

~~Ritchie Bros. Auctioneers Incorporated~~

RB Global, Inc.
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5J 0C6

| Attention: | Corporate Secretary |
|---|---|
| Fax No. | (778) 331-5501 |

(b)    Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

| Attention: | General Manager, Client Services |
|---|---|
| Fax No.: | (604) 661-9401 |

(c)    Except as otherwise provided hereunder, notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)    Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10  Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11  Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12  Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13  Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14  Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.



### 5.15 Effective Date and Confirmation

This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof. At the first annual or special meeting of holders of Voting Shares following the date hereof, the Company shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by resolution passed by a majority of the votes cast by holders of Voting Shares of the Company who vote in respect of confirmation of this Agreement at a meeting of the Company's shareholders to be held not later than six months from February 2~~8~~4, 20~~19~~25, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.15 and (b) six months from February 2~~8~~4, 20~~19~~25.

### 5.16 Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 202~~2~~8 and at every third annual meeting of the Company thereafter at which this Agreement has been reconfirmed pursuant to this Section 5.16. If the Agreement is not so reconfirmed or is not presented for reconfirmation at any such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of any such annual meeting; provided, however, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or ~~5.1(a)~~5.1(h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

### 5.17 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes hereof shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

### 5.18 Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 5.18.

### 5.19 Time of the Essence

Time shall be of the essence in this Agreement.

### 5.20 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[*Remainder of page left intentionally blank*]



IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

~~RITCHIE BROS. AUCTIONEERS INCORPORATED~~**RB GLOBAL, INC.**

By:     ~~/s/ Sharon Driscoll~~[•]  
           ~~Sharon Driscoll~~

By:     ~~/s/ Darren Watt~~[•]  
           ~~Darren Watt~~

                                              c/s

**COMPUTERSHARE INVESTOR SERVICES INC.**

By:     ~~/s/ Jenny Karim~~[•]  
           ~~Jenny Karim~~

By:     ~~/s/ Melanie Chan~~[•]  
           ~~Melanie Chan~~

                                              c/s





**ATTACHMENT 1**

~~**RITCHIE BROS. AUCTIONEERS INCORPORATED**~~

**RB GLOBAL, INC.**

## SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. __________ __________ Rights

**THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES AND THEIR TRANSFEREES, MAY BECOME VOID WITHOUT FURTHER ACTION.**

### Rights Certificate

This certifies that __________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Second Amended and Restated Shareholder Rights Plan Agreement, dated as of February 2~~8~~4, 20~~19~~25 (the 'Second Amended and Restated Shareholder Rights Plan Agreement'), between ~~Ritchie Bros. Auctioneers Incorporated~~RB Global, Inc., a corporation duly incorporated under the ~~*Canada*~~ *Business Corporations Act* (Ontario) (the 'Company') and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the 'Rights Agent'), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated February 2~~2~~8, 20~~07~~19 ~~(as amended by amending agreement between the Company and Rights Agent dated April 5, 2007)~~ (the 'Original Agreement'), to purchase from the Company at any time after the Separation Time (as such term is defined in the Second Amended and Restated Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Second Amended and Restated Shareholder Rights Plan Agreement), one fully paid common share of the Company (a 'Common Share') at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Toronto, Montreal, Calgary and Vancouver, Canada. Until adjustment thereof in certain events as provided in the Second Amended and Restated Shareholder Rights Plan Agreement, the Exercise Price shall be an amount equal to three times the Market Price (as such term is defined in the Second Amended and Restated Shareholder Rights Plan Agreement) per Common Share determined as at the Separation Time and shall be subject to adjustment in certain events as provided in the Second Amended and Restated Shareholder Rights Plan Agreement.

In certain circumstances described in the Second Amended and Restated Shareholder Rights Plan Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Second Amended and Restated Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Second Amended and Restated Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which ~~Shareholder Rights Plan Agreement~~ reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights. Copies of the Second Amended and Restated Shareholder Rights Plan Agreement are on file at the registered office of the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Second Amended and Restated Shareholder Rights Plan Agreement, the Rights evidenced by this Certificate may be redeemed by the Company at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Second Amended and Restated Shareholder Rights Plan Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Second Amended and Restated Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Second Amended and Restated Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Second Amended and Restated Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date: _____

~~RITCHIE BROS. AUCTIONEERS~~ ~~INCORPORATED~~**RB GLOBAL, INC.**

By: _____

By: _____

Countersigned:

**COMPUTERSHARE INVESTOR SERVICES INC.**

By: _____

Authorized Signature



## FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Rights Certificate.)

FOR VALUE RECEIVED _____ hereby sells, assigns and

transfers unto _____

_____

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____ , as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated: _____

Signature Guaranteed:

_____

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

## CERTIFICATE

### (To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Second Amended and Restated Shareholder Rights Plan Agreement of ~~Ritchie Bros. Auctioneers Incorporated~~ RB Global, Inc.

_____

Signature

(To be attached to each Rights Certificate)



# FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: ~~RITCHIE BROS. AUCTIONEERS INCORPORATED~~RB GLOBAL, INC.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise _____whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

_____

(Name)

_____

(Address)

_____

(City, Province and Postal Code)

_____

(Social Insurance Number or other taxpayer identification number)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_____

(Name)

_____

(Address)

_____

(City, Province and Postal Code)

(Social Insurance Number or other taxpayer identification number)

Dated:_____

Signature Guaranteed:

_____

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.



## CERTIFICATE

### (To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Second Amended and Restated Shareholder Rights Plan Agreement of ~~Ritchie Bros. Auctioneers Incorporated~~ RB Global, Inc.

_____

Signature

.......................................................................................................................................................................................................

(To be attached to each Rights Certificate)

## NOTICE

In the event the certification set forth above in the Form of Assignment and Form of Election to Exercise, as applicable, is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.







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